Form 10-K/A, Exhibit 13
period 1994-06-30
MORTON INTERNATIONAL INC
filed 1994-09-23
CIK 68361

                                                                EXHIBIT (13)(a)



                           MORTON INTERNATIONAL, INC.




CONSOLIDATED STATEMENTS OF INCOME


                                                             Year Ended June 30
                                                       ------------------------------
(in millions, except per share data)                       1994       1993       1992
- - - - - -------------------------------------------------------------------------------------

Net sales............................................  $2,849.6   $2,309.8   $2,043.9
Interest, royalties, and sundry income...............      27.9       21.1       34.5
                                                       --------   ---------  --------
                                                        2,877.5    2,330.9    2,078.4
Deductions from income
  Cost of products sold..............................   1,981.6    1,596.4    1,399.6
  Selling, administrative and general expense........     434.0      391.7      341.7
  Research and development expense...................      66.1       68.6       61.3
  Interest expense...................................      27.8       33.7       33.8
  Amortization of goodwill...........................      10.4       10.7       10.8
  Restructuring charges..............................         -       30.0          -
                                                       --------   ---------  --------
                                                        2,519.9    2,131.1    1,847.2
                                                       --------   ---------  --------
Income from operations before income taxes...........     357.6      199.8      231.2
Income taxes.........................................     131.1       72.9       86.7
                                                       --------   ---------  --------
Income from operations...............................     226.5      126.9      144.5
Cumulative effect of change in accounting for post-
  retirement and postemployment benefits, net
  of taxes...........................................         -      (94.4)         -
                                                       --------   ---------  --------
Net income...........................................  $  226.5   $   32.5   $  144.5
                                                       --------   ---------  --------
                                                       --------   ---------  --------


Income per share (adjusted to reflect the effect
  of the 3-for-1 stock split declared June 23, 1994):
  Income from operations.............................  $   1.51   $   0.86   $   0.98
  Cumulative effect of change in accounting for
    postretirement and postemployment benefits.......         -      (0.64)         -
                                                       --------   ---------  --------
  Net income.........................................  $   1.51   $   0.22   $   0.98
                                                       --------   ---------  --------
                                                       --------   ---------  --------



See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS
(in millions)

                                                                June 30
                                                        -------------------
                                                            1994       1993
                                                        --------   --------

Assets

Current Assets
  Cash and cash equivalents............................ $   58.7   $   45.3
  Receivables, less allowances of $10.5 and $9.0.......    484.4      389.6
  Deferred income tax benefits.........................     27.8       31.0
  Inventories..........................................    346.9      332.6
  Prepaid expenses.....................................     78.6       67.3
                                                        --------   --------
                    Total Current Assets                   996.4      865.8
                                                        --------   --------


Other Assets
  Cost in excess of net assets of businesses acquired,
    less amortization..................................    333.1      344.5
  Investments in affiliates............................     65.6       54.6
  Miscellaneous........................................     62.6       59.6
                                                        --------   --------
                                                           461.3      458.7
                                                        --------   --------

Property, Plant and Equipment
  Land.................................................     33.9       33.1
  Buildings and improvements...........................    496.2      455.8
  Machinery and equipment..............................  1,038.3      893.5
  Construction in progress ............................    188.8      188.0
                                                        --------   --------
                                                         1,757.2    1,570.4
  Less allowances for depreciation.....................    752.3      656.1
                                                        --------   --------
                                                         1,004.9      914.3
                                                        --------   --------
                                                        $2,462.6   $2,238.8
                                                        --------   --------
                                                        --------   --------


Liabilities and Shareholders' Equity

Current Liabilities
  Notes payable and current portion of long-term debt.. $   68.7   $  107.8
  Accounts payable.....................................    264.6      217.8
  Accrued salaries, wages and other compensation.......     64.9       57.0
  Other accrued expenses...............................    133.6      129.2
  Income taxes.........................................     25.4       13.4
                                                        --------   --------
                    Total Current Liabilities              557.2      525.2
                                                        --------   --------

Noncurrent Liabilities
  Long-term debt, less current portion.................    198.6      217.8
  Deferred income taxes................................     55.1       56.0
  Accrued postretirement benefits other than pensions..    146.2      140.8
  Other noncurrent liabilities.........................    105.9       98.8
                                                        --------   --------
                    Total Noncurrent Liabilities           505.8      513.4
                                                        --------   --------

Shareholders' Equity
  Preferred stock (par value $1.00 per share)
    Authorized - 25.0 shares, none issued
  Common stock (par value $1.00 per share)
    Authorized - 300.0 shares
    Issued -  147.6 shares and 48.8 shares in
             1994 and 1993.............................    147.6       48.8
  Additional paid-in capital...........................     53.0       32.7
  Retained earnings....................................  1,188.6    1,115.4
  Foreign currency translation adjustment..............     10.8        4.1
  Unamortized restricted stock award ..................     (0.4)      (0.8)
                                                        --------   --------
                    Total Shareholders' Equity           1,399.6    1,200.2
                                                        --------   --------
                                                        $2,462.6   $2,238.8
                                                        --------   --------
                                                        --------   --------

See notes to consolidated financial statements.

                            MORTON INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)


                                                                     Cash Provided (Used)
                                                                      Year Ended June 30
                                                                 ---------------------------
                                                                    1994      1993      1992
                                                                 -------   -------   -------
OPERATING ACTIVITIES
  Net income ..................................................  $ 226.5   $  32.5   $ 144.5
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization............................    137.6     116.8     104.7
      Deferred income taxes....................................      5.3       6.4      11.8
      Postretirement and postemployment benefits-cumulative
        effect.................................................        -      94.4         -
      Undistributed earnings of affiliates ....................     (8.0)     (4.7)     (5.0)
      Changes in operating assets and liabilities
        net of effects of businesses acquired:
          Increase in receivables..............................    (93.6)    (41.2)    (38.2)
          Increase in inventories and prepaid expenses.........    (25.4)    (20.7)    (39.9)
          Increase in accounts payable and
            accrued expenses...................................     58.4      57.3      19.6
          Increase (decrease) in accrued income taxes..........     15.7      (9.8)     17.7
          Other-net............................................      3.1      23.5      (1.3)
                                                                 -------   -------   -------
             Net cash provided by operating activities.........    319.6     254.5     213.9
                                                                 -------   -------   -------

INVESTING ACTIVITIES
  Purchase of property, plant and equipment....................   (219.9)   (201.4)   (200.1)
  Proceeds from property and other asset
    disposals..................................................     16.4       4.8      27.5
  Cash invested in businesses acquired.........................     (7.0)     (5.0)     (3.8)
  Other........................................................     (3.4)        -      (0.8)
                                                                 -------   -------   -------
             Net cash used for investing activities............   (213.9)   (201.6)   (177.2)
                                                                 -------   -------   -------

FINANCING ACTIVITIES
  Short-term (repayments) borrowings-net.......................    (59.0)     33.7     (12.5)
  Repayment of long-term debt..................................     (2.6)    (37.7)     (6.1)
  Stock option transactions....................................     20.7      12.2       7.7
  Dividends paid...............................................    (54.9)    (46.6)    (46.5)
                                                                 -------   -------   -------
             Net cash used for financing activities............    (95.8)    (38.4)    (57.4)
                                                                 -------   -------   -------

Effect of foreign exchange rate changes on cash
  and cash equivalents.........................................      3.5      (4.2)     (5.2)
                                                                 -------   -------   -------
Increase (decrease) in cash and cash equivalents...............     13.4      10.3     (25.9)
Cash and cash equivalents at beginning of year.................     45.3      35.0      60.9
                                                                 -------   -------   -------
Cash and cash equivalents at end of year.......................  $  58.7   $  45.3   $  35.0
                                                                 -------   -------   -------
                                                                 -------   -------   -------


See notes to consolidated financial statements.

                                   MORTON INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:
Investments in 50 percent or less owned companies and joint ventures are carried on the equity basis. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

CASH EQUIVALENTS:
The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

INVENTORIES:
Inventories are stated at the lower of cost or market. The cost of domestic inventories for the Specialty Chemicals and Salt segments, (53% and 51% of consolidated inventories at June 30, 1994 and 1993) is determined by the last-in, first-out (LIFO) method, while the cost of foreign inventories and the Automotive Safety Products inventories is determined by the first-in, first-out
(FIFO) method. If the FIFO method, which approximates replacement cost, had been used for all inventories, the total amount for inventories would have been increased by $26.0 million and $27.8 million at June 30, 1994 and 1993.

PROPERTY, PLANT AND EQUIPMENT:
The company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed in part under the straight-line method and in part under accelerated methods.

INTANGIBLE ASSETS:
Cost in excess of net assets of businesses acquired and other intangibles are being amortized over periods not exceeding 40 years. The amount of such accumulated amortization recorded as of June 30, 1994 and 1993, was $104.8 million and $92.2 million.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE CONTRACTS: All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates except shareholders' equity which is translated at historical rates.
Translation gains and losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income.

The company uses forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to expected foreign denominated receivables and payables transactions and also to hedge firm sales and purchase commitments. Gains or losses on forward foreign exchange contracts which hedge an identifiable foreign currency commitment are deferred and recognized as the related transactions are settled. Gains or losses on all other forward foreign exchange contracts are recognized in determining net income as incurred.

INVENTORIES

Components of inventories are as follows:

                                                            June 30
                                                            -------
(in millions)                                           1994        1993
                                                        ----        ----

Finished products and work-in-process                 $240.3      $244.0
Materials and supplies                                 106.6        88.6
                                                      ------      ------
                                                      $346.9      $332.6
                                                      ------      ------
                                                      ------      ------

FINANCING ARRANGEMENTS

The company has committed credit agreements with banks which expire in November 1994. In addition, lines of credit are available from domestic and foreign banks which generally do not have termination dates but are reviewed annually for renewal. Under these arrangements the company may borrow upon such terms and conditions as the company and the banks may mutually agree. At June 30, 1994, such credit facilities amounted to approximately $387.9 million, and the unused portions thereof were approximately $339.5 million.

Long-term debt consisted of the following:

                                                            June 30
                                                            -------
(in millions)                                           1994        1993
                                                        ----        ----

Credit Sensitive Debentures (net of
  unamortized discount of $1.5)                       $198.5      $198.5

Other                                                   20.4        21.9
                                                      ------      ------
                                                       218.9       220.4
Less current portion                                    20.3         2.6
                                                      ------      ------
                                                      $198.6      $217.8
                                                      ------      ------
                                                      ------      ------

The Credit Sensitive Debentures ("Debentures") due June 1, 2020, are unsecured obligations of the company. The Debentures have an initial effective interest rate of 9.335%, subject to adjustment on the calendar day that certain changes in the debt rating of the Debentures occur as determined by Standard & Poor's Corporation or Moody's Investor Service. No adjustment of the initial effective interest rate has occurred.

The annual aggregate maturities of long-term debt through June 30, 1999, are as follows (in millions): 1995 - $20.3; 1996 - $.1; 1997 through 1999 - $0.
Interest paid on borrowings in 1994, 1993 and 1992 was $28.4 million, $33.6 million and $35.3 million.

Notes payable at June 30, 1994, reflects borrowings from banks. Notes payable at June 30, 1993, includes $52.7 million due to holders of commercial paper and $52.5 million of bank borrowings.

The carrying amount of the company's borrowings in the form of notes payable approximates its fair value. The fair value of the company's long-term debt is estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair value of the company's financial instruments at June 30, 1994, are as follows:

                                          Carrying           Fair
     (in millions)                         Amount            Value
                                          --------          -------

     Short-term debt                      $ 48.4            $ 48.4
     Long-term debt                       $218.9            $243.3


INCOME TAXES

The provisions for income taxes applicable to operations were as follows:


(in millions)                   1994        1993       1992
                                ----        ----       ----
  Current:
    Federal                   $ 77.1      $ 40.0     $ 38.9
    State                       14.4         7.7        9.0
    Foreign                     34.3        18.8       27.0
                               -----       -----     ------
                               125.8        66.5       74.9
                               -----       -----     ------

  Deferred:
    Federal                      3.9         4.9        7.1
    State                         .3          .1        1.2
    Foreign                      1.1         1.4        3.5
                               -----       -----     ------
                                 5.3         6.4       11.8
                               -----       -----     ------
                              $131.1      $ 72.9     $ 86.7
                               -----       -----     ------
                               -----       -----     ------

A reconciliation of the United States statutory rate to the effective income tax rate applicable to operations follows:

                                              1994     1993       1992
                                              ----     ----       ----

Statutory rate                                35.0%    34.0%      34.0%
Effect of:
  State tax, net of federal
    tax benefit                                2.7      2.9        2.9
  Depletion                                   (1.4)    (2.1)      (1.4)
  Net foreign items                            (.7)    (3.0)       (.2)
  Additional accruals provided                   -      3.1          -
  Other                                        1.1      1.6        2.2
                                              ----      ---       ----
Effective rate                                36.7%    36.5%      37.5%
                                              ----     ----       ----
                                              ----     ----       ----

Deferred income taxes reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Significant components of the company's deferred tax balances at June 30, 1994 and 1993, were as follows:


(in millions)                                               1994      1993
                                                            ----      ----

Deferred tax benefits related to:
  Postretirement and postemployment benefits              $ 63.8    $ 60.2
  Other                                                     85.5      73.4
                                                           -----    ------
                                                           149.3     133.6
                                                           -----    ------
Deferred tax liabilities related to:
  Tax over book depreciation                                93.0      77.6
  Pension liability                                         22.0      19.0
  Other                                                     66.7      68.0
                                                          ------    ------
                                                           181.7     164.6
                                                          ------    ------
Net deferred tax liability                                $ 32.4    $ 31.0
                                                          ------    ------
                                                          ------    ------

No individual item included in other deferred tax benefits or deferred tax liabilities above is material. Deferred income tax benefits at June 30, 1994 and 1993, include $5.1 million and $6.0 million of refundable income taxes.

Total income tax payments during fiscal years 1994, 1993 and 1992 were $104.4 million, $75.3 million and $52.2 million.

Components of the company's income from operations before income taxes are as follows:


(in millions)                         1994         1993        1992
                                      ----         ----        ----

Domestic                            $267.0       $125.5      $151.3
Foreign                               90.6         74.3        79.9
                                    ------       ------      ------
                                    $357.6       $199.8      $231.2
                                    ------       ------      ------
                                    ------       ------      ------

The Internal Revenue Service has completed its examination of the company's federal income tax returns through fiscal year 1989, and has issued notices of deficiency on certain issues, the most significant of which relate to the sale of a discontinued business. The company disagrees with the proposed adjustments and is taking appropriate action to contest such deficiency notices. Management believes the ultimate resolution of these matters will not have a material effect upon the company's financial condition, results of operations, or liquidity.

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are summarized below:


(in millions)                                                                                             Foreign
                                                               Common Stock     Additional                Currency    Unamortized
                                                           ------------------     Paid-in    Retained   Translation   Restricted
                                                           Shares      Amount     Capital    Earnings    Adjustment   Stock Award
                                                           ------    --------    --------    --------    ----------   -----------

Balance June 30, 1991                                        48.3    $   48.3    $   13.0    $1,031.5    $     12.0    $   (1.4)
  Net income                                                    -           -           -       144.5             -           -
  Cash dividends paid, $.96(1)
    per share                                                   -           -           -       (46.5)            -           -
  Exercise of stock
    options and related
    income tax benefits                                        .2          .2         7.5           -             -           -
  Amortization and forfeitures
    of restricted stock                                         -           -           -           -             -          .5
  Translation adjustment                                        -           -           -           -          13.3           -
                                                            -----    --------    --------    --------    ----------    --------
Balance June 30, 1992                                        48.5        48.5        20.5     1,129.5          25.3         (.9)
  Net income                                                    -           -           -        32.5             -           -
  Cash dividends paid, $.96(1)
    per share                                                   -           -           -       (46.6)            -           -
  Exercise of stock
    options and related
    income tax benefits                                        .3          .3        12.2           -             -           -
  Restricted stock granted                                      -           -           -           -             -         (.4)
  Amortization and forfeitures
    of restricted stock                                         -           -           -           -             -          .5
  Translation adjustment                                        -           -           -           -         (21.2)          -
                                                            -----    --------    --------    --------    ----------    --------
Balance June 30, 1993                                        48.8        48.8        32.7     1,115.4           4.1         (.8)
  Net income                                                    -           -           -       226.5             -           -
  Cash dividends paid, $1.12(1)
    per share                                                   -           -           -       (54.9)            -           -
  Exercise of stock
    options and related
    income tax benefits                                        .4          .4        20.3           -             -           -
  Amortization and forfeitures
    of restricted stock                                         -           -           -           -             -          .4
  Translation adjustment                                        -           -           -           -           6.7           -
  3-for-1 stock split                                        98.4        98.4           -       (98.4)            -           -
                                                            -----    --------    --------    --------    ----------    --------
Balance June 30, 1994                                       147.6    $  147.6    $   53.0    $1,188.6    $     10.8     $   (.4)
                                                            -----    --------    --------    --------    ----------    --------
                                                            -----    --------    --------    --------    ----------    --------

(1) On a pre split basis.


On June 23, 1994, the company declared a 3-for-1 stock split of its common stock. The stock split will be in the form of a 200 percent stock dividend, payable on August 17, 1994 to shareholders of record on August 3, 1994. Share and per share amounts have been restated to reflect the effect of the stock split as of June 30, 1994.

In June 1989, the company declared a dividend distribution of one Preferred Share Purchase Right for each outstanding common share. Until exercisable, the Rights will not be transferable apart from the company's common stock. When exercisable, each Right will entitle its holder to buy one three-hundredths of a share of the company's new series of preferred stock at an exercise price of $58.33 1/3 until July 1, 1999. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 20% or more of the company's common stock. In the event the company is acquired in a merger, each Right entitles the holder to purchase common stock of the surviving company having a market value of twice the exercise price of the Rights. In the event any person or group acquires 20% or more of the company's common stock (reducible to 15% under certain circumstances), each Right entitles the holder (other than such acquirer) to purchase common stock of the company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the company at the price of 1/3 cent per Right prior to the acquisition of 20% of the outstanding shares of the company's common stock. At June 30, 1994, 0.6 million shares of preferred stock were reserved for future exercises of Preferred Share Purchase Rights.

BENEFIT PLANS

PENSIONS:
The company has noncontributory defined benefit pension plans covering employees at most domestic operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. Most international subsidiaries also have retirement plans.

The company's funding policy for the domestic plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus any additional amounts which the company may determine to be appropriate.

The net pension expense for company-sponsored pension plans consists of the following components:


(in millions)                                1994            1993            1992
                                             ----            ----            ----

Service cost--benefits earned
  during the year                           $13.9           $12.2            $11.5
Interest cost on projected
  benefit obligation                         30.9            28.4             27.5
Return on plan assets:
    Actual                         $(18.1)          $(50.3)          $(38.8)
    Deferred portion                (20.1)            14.8              4.7
                                   ------           ------           ------
      Expected return                       (38.2)          (35.5)           (34.1)
Net amortization                             (1.4)           (2.6)            (3.4)
                                            -----           -----            -----
Net pension expense                         $ 5.2           $ 2.5            $ 1.5
                                            -----           -----            -----
                                            -----           -----            -----

The reconciliation of the funded status of pension plans is as follows:

                                                                 June 30, 1994                           June  30, 1993
                                                       ---------------------------------       ----------------------------------
                                                       Plans in which     Plans in which       Plans in which      Plans in which
                                                       Assets Exceed        Accumulated        Assets Exceed         Accumulated
                                                        Accumulated     Benefit Obligation      Accumulated      Benefit Obligation
   (in millions)                                     Benefit Obligation   Exceeds Assets     Benefit Obligation    Exceeds Assets
                                                     ------------------   --------------     ------------------    --------------

Plan assets at fair value                                   $402.7             $  3.4              $393.5              $  3.0
Actuarial present value of projected
  benefit obligations:
    Accumulated benefit obligation
      Vested                                                 331.6               21.4               288.9                16.1
      Non-vested                                              20.8                -                  18.6                  .1
    Provision for future salary
      increases                                               74.4                3.7                62.2                 1.2
                                                             -----             ------              ------              ------
                                                             426.8               25.1               369.7                17.4
                                                             -----             ------              ------              ------
Plan assets (less than) in excess of
  projected benefit obligation                               (24.1)             (21.7)               23.8               (14.4)
Unrecognized net experience loss
  since 7/1/86                                               115.3               10.5                56.3                 6.4
Prior service cost not yet recognized
  in net pension cost                                         (1.1)               2.9                 1.7                  .6
Unrecognized net (asset) obligation
  at 7/1/86                                                  (30.8)                .8               (35.2)                1.0
Adjustment to recognize minimum liability                        -              (10.5)                  -                (6.8)
                                                             -----             ------              ------              ------

Net pension asset (liability) recognized
  in the consolidated balance sheets                         $59.3             $(18.0)             $ 46.6              $(13.2)
                                                             -----             ------              ------              ------
                                                             -----             ------              ------              ------

The weighted average of assumptions used in the determination of the projected benefit obligation is:

                                   1994      1993      1992
                                   ----      ----      ----

  Discount rate                    7.8%      8.3%      8.6%
  Rate of increases in
    compensation level             5.2%      5.2%      5.3%
  Expected long-term rate
    of return on assets            9.5%      9.9%      9.9%


The assets of the company-sponsored plans are invested primarily in equities and bonds.

Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:
The company currently provides postretirement health care and life insurance benefits to most U.S. and Canadian retirees. In general, U.S. employees who retire after attaining age 55 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. In June 1993, the company adopted a provision which caps the level of company subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992. In general, most Canadian employees who retire after attaining age 55 and are entitled to a pension benefit are eligible for continued retiree health and life insurance coverage. Dependent health insurance is also generally available. The benefits are provided on a noncontributory basis.

During fiscal year 1993, the company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This statement requires accrual of the expected cost of providing postretirement benefits during the years an employee renders service. Prior to adoption of this standard, the company recognized these benefits on a pay-as-you-go basis. As a result of this adoption, the company recorded a one-time, pretax charge of $142.3 million ($88.6 million after tax or $.60 per share) as the cumulative effect of the accounting change as of July 1, 1992. The ongoing impact of this change in accounting increased postretirement benefit costs by $6.2 million in fiscal

1994 and by $8.0 million in fiscal 1993. Postretirement benefit cost for fiscal year ended June 30, 1992 which was recorded on a cash basis and has not been restated, was $7.7 million.

Net periodic postretirement benefit cost includes the following components:


(in millions)                                        1994   1993
                                                     ----   ----

Service cost--benefits earned during the year       $ 2.3  $ 2.7
Interest cost on accumulated postretirement
  benefit obligation                                 11.9   12.2
Net amortization                                     ( .7)     -
                                                    -----  -----
Net periodic postretirement benefit cost            $13.5  $14.9
                                                    -----  -----
                                                    -----  -----

At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheet for the company's postretirement benefits:


(in millions)                                       June 30
                                                    -------
                                               1994        1993
                                             ------      ------

Accumulated postretirement
  benefit obligation:
    Retirees and dependents                  $100.9      $101.6
    Fully eligible active plan participants     9.8        17.6
    Other active plan participants             35.9        25.3
                                             ------      ------
                                              146.6       144.5
Unrecognized prior period loss                 (1.4)       (3.1)
Unamortized plan amendment                     10.2         9.2
                                             ------      ------
Postretirement benefit liability recognized
  in the consolidated balance sheet          $155.4      $150.6
                                             ------      ------
                                             ------      ------


For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits is 12.5 percent for 1994 and assumed to decrease one percent per year to 6.5 percent in 2000 and remain constant
thereafter.   As noted above, for U.S. employees retiring after December 31,
1992, the company's policy is to increase retiree contributions so that the company's annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8 percent at June 30, 1994 and 8.3 percent at June 30, 1993. The rate of increase on compensation levels assumed was 5 percent.

A one percent increase in the annual health care cost trend rates would have increased the accumulated postretirement benefit obligation at June 30, 1994, by approximately $9.9 million and increased postretirement benefit expense for fiscal 1994 by approximately $.7 million.

OTHER:
The company contributes to savings plans for eligible domestic employees. Company contributions to the savings plans were $7.7 million, $6.4 million and $5.4 million in 1994, 1993 and 1992.

In fiscal 1993, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires accrual of postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement.

The adoption of this standard impacted the company's accounting for certain income replacement and medical benefits provided to eligible disabled employees and their dependents. Prior to adoption of FASB Statement No. 112, the cost of these benefits was charged against earnings as incurred. Adoption of this standard in fiscal 1993 resulted in a pretax charge of $9.3 million ($5.8 million after tax or $.04 per share) as the cumulative effect of the accounting change as of July 1, 1992. Aside from the one-time impact noted above, adoption of FASB Statement No. 112 was not material to fiscal 1994 or 1993 results.

INCENTIVE PLAN

Under the company's 1989 Incentive Plan (formerly 1989 Stock Awards Plan), grants may be made to key employees of stock options, stock appreciation rights, shares of restricted stock, other awards valued by reference to the company's common stock and cash. Under the 1982 Key Employees Stock Option and Performance Unit Plan (the "Predecessor Plan"), grants could be made to key employees of (a) stock options, (b) stock options with alternative appreciation rights and (c) appreciation rights not related to any option. In addition, options may provide for supplemental cash payments to optionees upon exercise for the purpose of reimbursing them for the income tax liability incurred as a result of such exercises. Stock option activity, adjusted to reflect the effect of the 3-for-1 stock split declared on June 23, 1994, is summarized as follows:

                                             Option Price
                                Shares         Per Share
                              ----------   -----------------

    Options outstanding at
     June 30, 1992             7,707,261   $ 6.71 to $18.40
      Granted                      2,640        18.02
      Lapsed                     (42,720)   14.40 to  17.71
      Exercised                 (838,101)    6.71 to  18.40
                              ----------
    Options outstanding at
     June 30, 1993             6,829,080     7.28 to  18.08
      Granted                    978,480    28.29 to  35.13
      Lapsed                    (25,920)        28.29
      Exercised               (1,711,374)    7.28 to  18.08
                              ----------
    Options outstanding at
     June 30, 1994 (5,117,706
     exercisable shares)       6,070,266     9.53 to  35.13
                              ----------


Options outstanding at June 30, 1994, have expiration dates ranging from June 23, 1995, to March 24, 2004. All stock options granted have an option price equal to fair market value at date of grant and the number of options is fixed. Therefore, the granting of such options does not result in a charge against earnings. In addition, limited appreciation rights were outstanding covering 2,928,495 option shares. Limited appreciation rights are paid in cash in lieu of the related options upon a change in control of the company, at which time a charge to earnings would be recorded. As of June 30, 1994, supplemental cash payment rights were outstanding with respect to 1,495,284 option shares, payable upon exercise of options or limited appreciation rights. Supplemental cash payment rights outstanding have been accrued based on the current fair market value of the company's stock and current income tax rates.

Under the terms of the 1989 Incentive Plan, restricted stock award shares have been granted to certain employees at no cost. The outstanding restricted stock award shares vest from two to five years subsequent to their award dates. The cost of restricted stock awards, based on the stock's fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At June 30, 1994, common shares of 85,152 were outstanding under restricted stock awards.

At June 30, 1994, common stock shares of 8,872,584 were reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards.

ENVIRONMENTAL MATTERS

The company, like others in similar businesses, is subject to extensive Federal, state and local environmental laws and regulations. Although company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the company to make additional unforeseen environmental expenditures.

Environmental accruals are routinely reviewed on an interim basis as events and developments warrant and are subjected to a comprehensive review annually during the fiscal fourth quarter.

The company has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. The company's potential exposure has been evaluated on a site-by-site basis, and an accrual reflecting the company's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs which may be incurred. However, at certain of these sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, the company and one other party have been held jointly and severally liable for the cost of remediation necessary to correct mercury related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. It is anticipated that the Wood-Ridge plant site study will commence in fiscal 1995 and will be completed in approximately 42 months. Study of the surrounding area should begin after commencement of the plant site study on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of the other party held liable and on the results of both formal and informal attempts to spread liability to others believed to share responsibility.

Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties. The possibility of recovery from insurance carriers is factored into accrual determinations only when the company is reasonably assured that such recoveries are probable of realization.

The company's cleanup expenditures totaled approximately $7.8 million, $7.7 million and $3.2 million for fiscal years 1994, 1993 and 1992. Amounts accrued as of June 30, 1994 are generally expected to be paid out over a period of up to 15 years.

Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on the company's financial position, results of operations or liquidity.

LITIGATION AND REGULATION

There are judicial and administrative claims pending or contemplated against the company in addition to those of an environmental nature discussed in the Environmental Matters note above. Management believes that the resolution of those claims should not have a material effect upon the company's financial condition, results of operations, or liquidity.

Various governmental agencies have authority to limit or prohibit distribution of some of the company's products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon the company's operations.

LEASE COMMITMENTS

The company has commitments under operating leases primarily for building and office space, railroad equipment and real estate. Rental expense charged in 1994, 1993 and 1992 was $34.6 million, $32.8 million and $27.8 million, including insignificant amounts for contingent rentals and sublease income. Renewal and purchase options are available on certain of these leases.

Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms in excess of one year as of June 30, 1994, are as follows (in millions): 1995 - $25.1; 1996 - $22.1; 1997 - $20.7; 1998 - $12.8;
1999 - $10.6; thereafter - $326.2.

                           MORTON INTERNATIONAL, INC.


BUSINESS SEGMENT INFORMATION


Operations in different businesses                                                                       Profit as a Percent
                                                                                                             of Average
Sales and Profit                                       Sales(1)                     Profit(2)           Identifiable Assets
(in millions)                              ---------------------------    -------------------------   -----------------------
                                              1994      1993      1992      1994 (3)  1993 (3) 1992    1994    1993    1992
                                           -------   -------   -------    ------    ------    -----    ----    ----    ----

Specialty Chemicals...................    $1,369.6  $1,274.3  $1,234.3   $ 193.6   $ 135.4   $165.3    14.7 %  10.6 %  13.2 %
Salt..................................       541.5     511.5     480.7     119.3     102.3     92.9    37.8    32.1    28.6
Automotive Safety Products............       938.5     524.0     328.9     164.0      78.0     48.1    30.5    18.7    16.5
                                          --------  --------  --------   -------   -------   ------
Business totals.......................     2,849.6   2,309.8   2,043.9     476.9     315.7    306.3    21.9    15.7    16.4
General Corporate expense - net(4)....           -         -         -    (119.3)   (115.9)   (75.1)
                                          --------  --------  --------   -------   -------   ------
Consolidated net sales and income from
  operations before income taxes......    $2,849.6  $2,309.8  $2,043.9   $ 357.6   $ 199.8   $231.2
                                          --------  --------  --------   -------   -------   ------
                                          --------  --------  --------   -------   -------   ------



Assets, Capital Expenditures,                          Year End                  Capital               Depreciation and
Depreciation and Amortization                    Identifiable Assets           Expenditures             Amortization
(in millions)                                    -------------------     -----------------------    --------------------
                                                     1994      1993      1994      1993     1992    1994    1993    1992
                                                 --------  --------   -------   -------   ------  ------  ------  ------

Specialty Chemicals...................           $1,370.2  $1,272.7   $  87.5   $  62.6   $ 58.3  $ 57.9  $ 56.1  $ 55.2
Salt..................................              319.2     311.2      35.7      32.6     32.4    30.1    29.9    28.9
Automotive Safety Products............              593.6     481.7      94.3     102.6    108.0    45.7    27.2    17.2
                                                 --------  --------   -------   -------   ------  ------  ------  ------
Business totals.......................            2,283.0   2,065.6     217.5     197.8    198.7   133.7   113.2   101.3
General Corporate(5)..................              179.6     173.2       2.4       3.6      1.4     3.9     3.6     3.4
                                                 --------  --------   -------   -------   ------  ------  ------  ------
Consolidated totals...................           $2,462.6  $2,238.8   $ 219.9   $ 201.4   $200.1  $137.6  $116.8  $104.7
                                                 --------  --------   -------   -------   ------  ------  ------  ------
                                                 --------  --------   -------   -------   ------  ------  ------  ------

                                          MORTON INTERNATIONAL, INC.

 Operations in different geographic areas



                                                                                                          Year End
(in millions)                                   Sales (1)                   Profit(2)                Identifiable Assets
                                        ----------------------------- ----------------------------  ----------------------
                                             1994      1993      1992   1994(3)   1993(3)     1992       1994         1993
                                        --------- --------- --------- --------- --------- --------  ---------    ---------

United States. . . . . . . . .          $ 2,280.5 $ 1,750.6 $ 1,490.0 $   384.3 $   229.7 $  214.9  $ 1,775.7    $ 1,605.9
Foreign Areas --
    Canada and Bahamas . . . .              197.6     198.1     190.0      45.9      43.9     42.7      148.2        148.3
    Europe . . . . . . . . . .              341.2     327.2     328.0      43.7      41.4     47.1      328.6        281.9
    Others . . . . . . . . . .               30.3      33.9      35.9       3.0       0.7      1.6       30.5         29.5
                                        --------- --------- --------- --------- --------- --------  ---------    ---------
                                        $ 2,849.6 $ 2,309.8 $ 2,043.9 $   476.9 $   315.7 $  306.3  $ 2,283.0    $ 2,065.6
                                        --------- --------- --------- --------- --------- --------  ---------    ---------
                                        --------- --------- --------- --------- --------- --------  ---------    ---------



(1) Export sales from the United States in fiscal year 1994 were 16% of sales to unaffiliated customers, primarily to Canada, Europe and Japan, while in fiscal years 1993 and 1992, such sales were 14% and 12%. Intersegment and intergeographic area sales and transfers were insignificant. No country within the European grouping contributed or represented 10% or more of sales, profit, or identifiable assets. During fiscal 1994, a customer of the Automotive Safety Products segment accounted for approximately 10.5% of total sales.

(2) Business segment profit is before income taxes, interest income, interest expense and allocation of certain corporate administrative expenses, but includes foreign exchange (losses) gains of $(2.9) million, $.6 million and $(.3) million in 1994, 1993 and 1992.

(3) Fiscal year 1994 profit for Specialty Chemicals, Salt and Automotive Safety Products segments includes a charge for the incremental annual expense for the accounting change related to postretirement benefits of $1.7 million, $1.5 million and $2.7 million. Fiscal year 1993 Specialty Chemicals profit includes charges of $27.0 million related to the restructuring of operations including disposition of facilities and relocation of manufacturing facilities and $2.3 million for the incremental annual expense for the accounting change related to postretirement benefits. Fiscal year 1993 profit for each of the Salt and Automotive Safety Products segments includes a charge of $2.2 million for the incremental annual expense for the accounting change related to postretirement benefits.

(4) Fiscal year 1994 includes a $9.0 million charge for anticipated future environmental expenditures and a $.3 million charge for the incremental annual expense for the accounting change related to postretirement benefits. Fiscal year 1993 includes the fourth quarter charge of $15.0 million for anticipated future environmental expenditures, $3.0 million related to restructuring costs and a $1.3 million charge for the incremental annual expense for the accounting change related to postretirement benefits. Fiscal year 1992 includes $12.0 million of non-operating, before tax income resulting from a subtenant's default under a sublease of the company's former corporate headquarters building, as well as charges of $10.5 million for anticipated future environmental expenditures and $1.3 million related to previous years' dispositions.


(5) Corporate assets are principally cash and cash equivalents, deferred income tax benefits, prepaid expenses and property, plant and equipment.


                           MORTON INTERNATIONAL, INC.

QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)
(in millions, except per share data)

                                                  Fiscal Year 1994                          Fiscal Year 1993
                                       ---------------------------------------   ---------------------------------------
                                                 Three Months Ended                        Three Months Ended
                                       ---------------------------------------   ---------------------------------------
                                       June 30   March 31   Dec. 31   Sept. 30   June 30   March 31   Dec. 31   Sept. 30
                                       -------   --------   -------   --------   -------   --------   -------   --------

Net sales...........................    $730.8    $808.3     $690.9    $619.6     $578.2    $648.3     $545.2    $538.1

Gross profit........................     216.4     252.6      205.7     193.3      180.4     198.2      166.4     168.4

Income from operations before
  income taxes(1)...................      93.1     113.1       85.3      66.1       15.1      75.9       53.8      55.0

Income from operations..............      58.6      71.3       53.7      42.9        9.6      48.2       34.2      34.9

Cumulative effect of change in
  accounting(2).....................         -         -          -         -          -         -          -     (94.4)
                                        ------    ------     ------    ------     ------    ------     ------   --------

Net income..........................      58.6      71.3       53.7      42.9        9.6      48.2       34.2     (59.5)


Income per share(3),(4):

  Income from operations............       .39       .47        .36       .29        .06       .32        .24       .24

  Cumulative effect of change in
    accounting(2)...................         -         -          -         -          -         -          -      (.64)

                                        ------    ------     ------    ------     ------    ------     ------   --------
  Net income........................       .39       .47        .36       .29        .06       .32        .24      (.40)

Cash dividends per share(4).........      .093      .093       .093      .093        .08       .08        .08       .08

Market price of common stock(4),(5)
  High..............................    34-1/8    37-1/4     33-1/2    29-3/4     26-1/2    24-1/8     21-3/8    20-1/8
  Low...............................    25-1/2    30-5/8     28-1/2    25-3/4     22-3/4    19-1/4         18        17




(1) Fourth quarter of fiscal 1993 includes charges of $30.0 million related to the restructuring of operations and $15.0 million for anticipated future environmental expenditures.

(2) Effective July 1, 1992, the company adopted FASB Statement No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions," and FASB Statement No. 112, "Employers Accounting for Postemployment Benefits". These changes were adopted in the fourth quarter and the first quarter of fiscal 1993 has been restated to reflect the impact of the changes.

(3) Net income per share has been calculated based on the average number of common and common equivalent shares outstanding for the company.

(4) Per share amounts have been restated to reflect the effect of the 3-for-1 stock split declared June 23, 1994.

(5) The principal market is the New York Stock Exchange and prices are based on the Composite Tape (Ticker symbol MII).


Report of Ernst & Young LLP,
Independent Auditors


To the Shareholders and
  Board of Directors
Morton International, Inc.

We have audited the accompanying consolidated balance sheets of Morton International, Inc. as of June 30, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. at June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the company changed its method of accounting for postretirement benefits other than pensions and postemployment benefits in 1993.





Chicago, Illinois
July 28, 1994

Report of Management

We have prepared the accompanying consolidated financial statements of Morton International, Inc. in conformity with generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of data in these financial statements are the responsibility of management. Based on currently available information, management makes informed judgments and estimates of the effects of certain events and transactions when preparing the financial statements. Financial information included elsewhere in this Annual Report is consistent with that contained in the financial statements.

We maintain a highly developed accounting system and controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are reliable for preparing financial statements and maintaining accountability for assets. However, there are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by management. The company's systems provide such reasonable assurance.

The functioning of the accounting system and controls over it are reviewed by an extensive program of internal audits and by the company's independent auditors, Ernst & Young LLP. The responsibility of the Board of Directors for the company's financial statements is exercised through its Audit Committee which is composed of Directors who are not company employees. The Audit Committee recommends to the Board of Directors the selection of the independent auditors and reviews their fee arrangements. It meets periodically with management, the internal auditors and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters.

The company's legal counsel has reviewed the company's position with respect to litigation, claims, assessments, and illegal or questionable acts, has communicated that position to our independent auditors, and is satisfied that it is properly disclosed in the financial statements.

The company has prepared and distributed to its employees a statement of its policies prohibiting certain activities deemed illegal, unethical, or against the best interest of the company. Certification of compliance with such policies is required and any apparent problems are reviewed by a committee of the Board of Directors. In consultation with our independent auditors, we have developed and instituted additional internal controls and internal audit procedures designed to prevent or detect violations of those policies. We believe that the policies and procedures provide reasonable assurance that our operations are conducted in conformity with the law and with a high standard of business conduct.


Thomas F. McDevitt
Vice President Finance and Chief Financial Officer
July 28, 1994

                                  MORTON INTERNATIONAL, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FISCAL 1994 COMPARED TO FISCAL 1993

Income from operations of $1.51 per share for the fiscal year ended June 30, 1994 was up 76 percent from the $.86 reported in fiscal 1993. Per share amounts reflect the effect of the 3-for-1 stock split declared on June 23, 1994. Net sales for fiscal 1994 were $2.85 billion, an increase of 23 percent over fiscal 1993 sales of $2.31 billion.

In fiscal 1993, the company's income from operations was $126.9 million net of special charges, which included $19.1 million ($30.0 million pretax) for the restructuring of operations. The company estimated that the $30.0 million restructuring charge recorded in fiscal 1993 would result in annual cost savings of approximately $15.0 million when fully implemented. In fiscal 1994, the company realized approximately $7.9 million of such cost savings and the full annual cost savings of approximately $15.0 million are expected to be realized by fiscal 1996. These restructuring activities were initiated in fiscal 1993 and are expected to be substantially completed in fiscal 1995. Fiscal 1993 results also reflected the adoption of FASB Statements Nos. 106 and 112 during the year. The cumulative, one-time, non-cash, pretax charge associated with the adoption of these accounting standards was $151.6 million. Net income per share for fiscal 1993 after all charges was $.22 compared to $1.51 in fiscal 1994.

The company's overall financial results for fiscal 1994 were favorably impacted as the salt business segment set record highs for sales and profits for the second consecutive year. The airbag business' sales and earnings grew dramatically as driver- and passenger-side airbags became more widely available in model year 1994 cars. And, the specialty chemicals segment demonstrated strong year to year growth despite the impact of continued sluggish economies in Europe and Japan.

Sales of specialty chemicals increased 7 percent during fiscal 1994 to $1,369.6 million. Profits increased 43 percent to $193.6 million from $135.4 in fiscal 1993. The 1993 results include a $27.0 million charge related to the restructuring of operations. Excluding these charges from fiscal 1993, the group's operating profit reflects a 19 percent increase.

Product lines reflecting major improvement compared to the previous year were powder coatings, automotive coatings, polymer systems, organic specialties, industrial coatings, traffic markings, waterbased polymers, thermoplastic polyurethanes, dyes, the extrudable specialties portion of packaging adhesives, performance chemicals and plastic additives with their combined sales up $102.5 million or 13 percent, primarily related to volume. Earnings for these product lines grew faster than sales with a year to year increase of 22 percent. Electronic materials' fiscal 1994 profit increased over fiscal 1993 despite weaker sales, due largely to the restructuring of that business and effective cost control. Although fiscal 1994 sales for packaging adhesives other than extrudable specialties were up 3 percent compared with fiscal 1993, profits were down $4.8 million or 9% due to an increase in lower margined sales and higher period costs, primarily depreciation.

The impact of foreign exchange rates negatively impacted the year to year comparisons of specialty chemicals' sales by $33.3 million and profits by $5.3 million. The unfavorable impact of the changes in exchange rates was primarily generated in the first half of fiscal 1994 and was largely attributable to translation.

Salt sales were $541.5 million, up 6 percent for the year. Fiscal 1994 operating earnings increased 17 percent to $119.3 million. Significant snowfall in the eastern U.S. markets during the third quarter of fiscal 1994 increased ice control sales for the year by 10 percent. Water conditioning and grocery
salt also reflected good increases in sales during fiscal 1994.   And, as a
result of a new promotional program, sales of the popular blue can were up strongly for the current fiscal year. Fiscal 1994 earnings also benefited from favorable pricing and tight cost control.

Automotive Safety Products' sales for fiscal 1994 were $938.5 million, 79 percent over the prior year, while operating profits increased 110 percent to $164.0 million. Sales of driver- and passenger-side airbag inflators, as well as modules, continued to increase as automakers accelerated the introduction of inflatable restraint systems into passenger cars and vans sold in the United States. The growth of passenger-side programs outpaced the growth of driver-side programs as consumers continue to show a preference for cars and vans with dual airbags. During fiscal 1994, the company increased its share of module business which also improved sales. Pricing pressures experienced in fiscal 1994 continued to negatively impact overall results but offsetting cost reductions and increased productivity contributed to improved operating margins for the year. The company anticipates that Automotive Safety Products' sales will increase more than 30 percent in fiscal 1995.

Environmental accruals for the total fiscal year 1994 were $9.0 million ($4.0 million in the fourth quarter) versus $16.2 million in fiscal 1993. Interest expense was also lower than fiscal 1993 as all three business segments generated cash. For the year, corporate expenses of $119.3 million were slightly higher than last year's $115.9 million, a 3% increase, primarily due to higher levels of accruals related to incentive payments as well as accruals for tax obligations related to certain of the company's stock options. Corporate expense accruals related to such employee stock options reduced total fiscal year 1994 earnings per share by $.07, primarily attributable to one-time costs related to tax rate changes effective in fiscal 1994. Fiscal 1993 earnings per share were reduced by $.05 for accruals relating to such options. Corporate expenses for the fourth quarter of fiscal 1994 were down $19.5 million compared with 1993 as a result of several factors including tighter controls over corporate costs, reversal of a portion of the option accrual ($3.7 million) and environmental charges well below last year's $15.0 million fourth quarter charge.

RESULTS OF OPERATIONS FISCAL 1993 COMPARED TO FISCAL 1992

Fiscal 1993 income per share from operations of $1.08, before the special charges described below, was up 10 percent compared to $.98 per share in fiscal 1992. Net sales were $2.31 billion, an increase of 13 percent over fiscal 1992 sales of $2.04 billion. Operating earnings (before the special charges) were $160.6 million compared to $144.6 million in 1992.

Fiscal year 1993 net income was $32.5 million after all charges, or $.22 per share.

The company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and FASB Statement No. 112 "Employers' Accounting for Postemployment Benefits" in the fourth quarter. As a result, the company recorded a cumulative one-time, non-cash, pretax charge of $151.6 million ($94.4 million after tax, or $.64 per share) plus an $8.0 million incremental non-cash pretax expense (or $.03 per share after tax) for fiscal 1993.

Also in the fourth quarter of fiscal 1993 the company recorded pretax provisions of $15.0 million for potential environmental cleanups at certain waste disposal sites and $30.0 million for charges related to restructuring of operations, including dispositions of property and the relocation of manufacturing facilities. The per share impact on operations totaled $.19 for these two charges. The company anticipates annual cost savings of approximately $15.0 million as a result of the restructuring actions once they are fully implemented.

Included in the fourth quarter of fiscal 1992 was $12.0 million of non-operating, before tax income resulting from a subtenant's default under a sublease of Morton's former corporate headquarters building. Also in the same fourth quarter, the company recorded charges of $10.5 million for anticipated environmental expenditures and $1.3 million related to previous years' dispositions.

Although the chemical segment was impacted by the sluggish economies in Europe and Japan, the salt business set a new record high in fiscal 1993 and the airbag business continued its dramatic growth.

Sales of the company's specialty chemicals during fiscal year 1993 increased 3 percent to $1,274.3 million. Chemical profits for fiscal 1993 included charges of $27.0 million related to the restructuring of operations and $2.3 million for the incremental expense for the accounting change related to postretirement benefits. Excluding these charges, the group's income for fiscal year 1993 was $164.7 million, down slightly compared to $165.3 million for fiscal 1992.


Product lines reflecting major improvement compared to the previous year were automotive coatings, powder coatings, electronic materials, the extrudable specialties portion of packaging adhesives and performance chemicals, with combined sales up $40.2 million and earnings up $15.3 million compared with fiscal 1992.

Offsetting these improvements were the results of other packaging adhesives, polymer systems, dyes, advanced materials and industrial coatings with sales and earnings down $7.4 million and $15.4 million from the previous year. Foreign exchange rates also had a $1.6 million negative impact on the group's earnings in fiscal 1993.

Salt fiscal 1993 sales and earnings reached record highs for the year. Sales were $511.5 million, up 6 percent for the year. Earnings improved 10 percent to $102.3 million. Included in earnings was the incremental expense for the accounting change related to postretirement benefits of $2.2 million. Significant snowfall in key U.S. markets during the third quarter and early restocking for next season increased ice control sales by 12 percent. In addition, nearly every other product line reflected an increase in sales. Earnings also benefited from price increases and tight cost control. Prior year results included a $3.2 million gain related to an exchange of certain salt production properties in Utah.

Automotive Safety Products' sales for fiscal 1993 were $524.0 million, 59 percent over fiscal 1992, while operating profits increased 62 percent to $78.0 million. Included in current year earnings was $2.2 million for the incremental annual expense for the accounting change related to postretirement benefits.

Sales of driver- and passenger-side airbag inflators as well as modules continued to increase as automakers accelerated the introduction of inflatable restraint systems into passenger cars and vans sold in the United States.

Fiscal 1993 fourth quarter and total year earnings comparisons with the prior year reflect a higher level of corporate expense accruals related to a portion of the company's outstanding stock options. As a result of the significant increase in the stock price during the second half of fiscal 1993, the company accrued for incremental tax obligations related to such options. Those accruals reduced earnings incrementally in the fourth quarter and total fiscal year by $.02 and $.04 per share, respectively, as compared to the same periods last year. While fiscal 1993 operating earnings benefited from a slightly lower effective tax rate (36.5 percent versus 37.5 percent in fiscal 1992), the $4.0 million after tax impact from the loss of rental income related to the former corporate headquarters building more than offset this benefit.

LIQUIDITY AND CAPITAL RESOURCES

During the three fiscal years ended June 30, 1994, operating activities were the principal source of funds for the company, providing $319.6 million, $254.5 million and $213.9 million.

Income from operations before accounting changes provided $226.5 million of funds in fiscal 1994 compared with $126.9 million in 1993 and $144.5 million in 1992. Depreciation and amortization of $137.6 million in 1994 was higher than 1993 and 1992 by $20.8 million and $32.9 million; the increase due principally to the higher level of capital expenditures of Automotive Safety Products in recent years. Changes in operating assets and liabilities resulted in a $41.8 million use of funds in fiscal 1994 compared with funds provided in fiscal 1993 of $9.1 million and a $42.1 million use of funds in fiscal 1992. The change in fiscal 1994 was largely driven by higher receivables balances resulting from the significantly increased sales activity of Morton Automotive Safety Products.

Net investing activities for fiscal 1994 required $213.9 million of cash compared with $201.6 million and $177.2 million in fiscal years 1993 and 1992. Capital spending was the major component of investing activities in all three years. The major capital spending program, although less than the prior year, continues to be expansion of the airbag facilities in Utah. Expansion of certain chemical facilities, as well as basic upkeep of the salt and chemical facilities, were also significant areas of capital spending. Investing activities in fiscal 1994 included $16.4 million of proceeds from property and other asset disposals, principally $12.2 million relating to the sale of the semiconductor photoresist business. Fiscal 1994 investing activities also included $7.0 million related to acquisitions, of which $6.1 million related to the acquisition of Hoescht AG's printed circuit material business. Investing activities in fiscal 1992 included $27.5 million of proceeds from property and other asset disposals, $20.8 million of which related to the sale of the food and cosmetic colors business and $6.2 million of which related to the disposition of a salt facility in exchange for another salt operation.

Financing activities for fiscal years 1994, 1993 and 1992 used funds of $95.8 million, $38.4 million and $57.4 million. Dividend payments for the three years were $54.9 million, $46.6 million and $46.5 million. Repayment of long-term debt in fiscal 1994 of $2.6 million was comparable to fiscal 1992, but down significantly from the $37.7 million in fiscal 1993. Short-term notes payable decreased $59.0 million in 1994 compared to a $33.7 million increase in fiscal 1993 and a $12.5 million decrease in fiscal 1992. These uses of funds were somewhat offset by $20.7 million proceeds from stock option transactions in fiscal 1994 and $12.2 million in fiscal 1993.

The company's current ratio was 1.8 at June 30, 1994, and 1.6 at June 30, 1993. Total debt as a percentage of total capitalization was 15.5 percent at June 30, 1994, compared to 20.6 percent at June 30, 1993.

As of June 30, 1994, the company has unexpended authorizations for fixed asset projects totaling $233.6 million. The authorizations relate primarily to the expansion of the airbag business as well as general facility expansion, product improvements, and maintenance company-wide.

Estimated cash flow from operations and current financial resources, including financing capacity, are expected to be adequate to fund the company's anticipated working capital requirements, fixed asset spending and dividend payments in the foreseeable future.


IMPACT OF INFLATION

Inflation has not had a significant impact upon the results of the company's operations in recent years. The company has historically taken steps to reduce the effects of inflation on its business. In periods of increasing prices, to the extent permitted by competition, the company has adjusted its selling prices to compensate for increased costs. An ongoing cost control program implemented throughout the company also has contributed to reducing the influence of inflationary costs. Further, a continuing program of investment in new and more efficient facilities, production processes and productivity enhancements also has made a significant contribution in offsetting inflation. The company uses the LIFO method of accounting for its domestic inventories in the specialty chemicals and salt groups. Under this method the cost of products sold, as reported in the financial statements, approximates current costs.

ENVIRONMENTAL MATTERS

For a detailed discussion, see Environmental Matters on page 31 included in the Notes to Consolidated Financial Statements.


                                 MORTON INTERNATIONAL, INC.


SELECTED FINANCIAL DATA
dollars in millions, except per share data   1994       1993       1992       1991       1990    1989(4)
- - - - - -----------------------------------------------------------------------------------------------------

OPERATIONS
Net sales...........................     $ 2,849.6  $ 2,309.8  $ 2,043.9  $ 1,905.9  $ 1,638.7   $1,406.6
Cost of products sold...............       1,981.6    1,596.4    1,399.6    1,319.7    1,123.3      957.6
Selling, administrative and
  general expense...................         434.0      391.7      341.7      289.7      260.9      223.0
Research and development expense....          66.1       68.6       61.3       58.6       47.8       38.1
Interest expense....................          27.8       33.7       33.8       36.4       17.3        9.1
Amortization of goodwill............          10.4       10.7       10.8       10.6        7.0        5.7
Restructuring, reorganization and
  other unusual charges (income)....             -       30.0          -          -      (14.3)      37.1
Income from continuing operations,
  net of income taxes (1)...........         226.5      126.9      144.5      138.3      134.8       97.1
Income from discontinued operations,
  net of income taxes...............             -          -          -          -          -          -
Income from operations, net of
  income taxes(1)...................         226.5      126.9      144.5      138.3      134.8       97.1
Other (charges)credits to income(2).             -      (94.4)         -          -          -          -
Net income .........................         226.5       32.5      144.5      138.3      134.8       97.1
Provision for depreciation..........         123.7      103.0       91.3       80.9       68.9       58.1
- - - - - ----------------------------------------------------------------------------------------------------------
FINANCIAL
Total assets........................     $ 2,462.6  $ 2,238.8  $ 2,110.9  $ 1,925.8  $ 1,813.7   $1,364.3
Working capital.....................         439.2      340.6      324.9      347.5      324.4      256.3
Current ratio.......................           1.8        1.6        1.7        1.8        1.8        1.9
Long-term debt......................     $   198.6  $   217.8  $   222.6  $   255.7  $   261.4   $   43.9
Total debt to capitalization........          15.5 %     20.6 %     20.2 %     22.1 %     24.0 %      9.3 %
Shareholders' equity................     $ 1,399.6  $ 1,200.2  $ 1,222.9  $ 1,103.4  $ 1,008.1   $  900.7
Shareholders' equity per share(6)...$         9.48  $    8.20  $    8.40  $    7.61  $    7.00   $   6.27
Return on shareholders' equity(3)...          18.9 %     10.4 %     13.1 %     13.7 %     15.0 %     12.3 %
Capital expenditures................     $   219.9  $   201.4  $   200.1  $   163.6  $   111.3   $  131.9
Cash dividends paid(5)..............          54.9       46.6       46.5       45.2       41.4          -
- - - - - ----------------------------------------------------------------------------------------------------------
PER SHARE DATA(6)
Income from continuing operations(1)         $1.51      $ .86      $ .98      $ .95      $ .93       $.68
Income from discontinued operations.             -          -          -          -          -          -
                                            ------     ------     ------     ------     ------     ------
Income from operations(1)...........          1.51        .86        .98        .95        .93        .68
Other (charges)credits to income(2).             -       (.64 )        -          -          -          -
                                            ------     ------     ------     ------     ------     ------
Net income .........................         $1.51      $ .22      $ .98      $ .95      $ .93       $.68
                                            ------     ------     ------     ------     ------     ------
Cash dividends paid(5)..............         $.373      $.320      $.320      $.313      $.287          -
- - - - - ----------------------------------------------------------------------------------------------------------
GENERAL
Average number of common shares
  outstanding (in thousands)(6).....       150,090    148,113    147,140    145,583    144,458    143,678
Approximate number of shareholders..         8,860      9,370      9,870     10,190     10,600     11,280
Approximate number of employees.....        13,100     11,900     10,700     10,200      9,700      8,400
- - - - - ----------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA
dollars in millions, except per share data  1988 (4)   1987 (4)   1986 (4)   1985 (4)
- - - - - -------------------------------------------------------------------------------------

OPERATIONS
Net sales...........................   $ 1,248.3  $ 1,093.9  $ 1,023.3  $   969.8
Cost of products sold...............       826.7      702.6      671.7      653.6
Selling, administrative and
  general expense...................       211.7      199.1      181.0      165.7
Research and development expense....        34.9       31.1       28.8       24.9
Interest expense....................         4.1        3.0        2.8        2.5
Amortization of goodwill............         5.1        4.4        3.7        2.9
Restructuring, reorganization and
  other unusual charges (income)....           -          -          -          -
Income from continuing operations,
  net of income taxes (1)...........       116.4      105.0       89.8       78.5
Income from discontinued operations,
  net of income taxes...............           -          -          -        3.3
Income from operations, net of
  income taxes(1)...................       116.4      105.0       89.8       81.8
Other (charges)credits to income(2).        (3.8)         -          -       75.1
Net income .........................       112.6      105.0       89.8      156.9
Provision for depreciation..........        52.9       46.6       42.4       37.1 (7)
- - - - - -------------------------------------------------------------------------------------
FINANCIAL
Total assets........................   $ 1,178.9  $ 1,009.1  $   852.7  $   825.2
Working capital.....................       227.3      189.3      133.5      129.6
Current ratio.......................         2.0        1.9        1.7        1.7
Long-term debt......................   $    45.6  $     4.8  $     5.6  $     6.7
Total debt to capitalization........         8.4 %      3.4 %      4.9 %      3.6 %
Shareholders' equity................   $   790.1  $   676.8  $   524.8  $   510.0
Shareholders' equity per share(6)...   $    5.53  $    4.77  $    3.71  $    3.61
Return on shareholders' equity(3)...        17.2 %     20.0 %     17.6 %     14.9 %
Capital expenditures................   $    97.7  $    72.5  $    60.1  $    69.5 (7)
Cash dividends paid(5)..............         -          -          -          -
- - - - - -------------------------------------------------------------------------------------
PER SHARE DATA(6)
Income from continuing operations(1)      $.81       $.74       $.63      $ .53
Income from discontinued operations.         -          -          -        .02
                                        ------     ------     ------     ------
Income from operations(1)...........       .81        .74        .63        .55
Other (charges)credits to income(2).      (.02 )        -          -        .50
                                        ------     ------     ------     ------
Net income .........................      $.79       $.74       $.63      $1.05
                                        ------     ------     ------     ------
Cash dividends paid(5)..............         -          -          -          -
- - - - - -------------------------------------------------------------------------------------
GENERAL
Average number of common shares
  outstanding (in thousands)(6).....   143,558    142,933    142,269    147,558
Approximate number of shareholders..    11,930     12,520     14,220     14,550
Approximate number of employees.....     7,800      7,700      7,700      7,800
- - - - - -------------------------------------------------------------------------------------



(1) Fiscal year 1994 includes a provision of $5.7 million or $.04 per share for potential environmental cleanup expenditures at certain waste disposal sites and the incremental annual cost of the change in accounting for post retirement benefits of $3.9 million or $.03 per share.Fiscal year 1993 includes special accruals related to the restructuring of operations including disposition of facilities and relocation of manufacturing facilities of $19.1 million or $.13 per share, provision for environmental cleanup expenditures at certain waste disposal sites of $9.5 million or $.06 per share and the incremental annual cost of the change in accounting for post retirement benefits of $5.1 million or $.03 per share. Fiscal year 1992 includes non-operating income of $7.5 million or $.05 per share resulting from a subtenant's default under a sublease of Morton's former corporate headquarters building and charges of $7.4 million or $.05 per share primarily related to anticipated future environmental expenditures. Fiscal year 1990 includes the gain on sale of a 40% interest in a foreign affiliate of $13.1 million or $.09 per share and unusual charges of $7.3 million or $.05 per share for additional anticipated costs related primarily to previously divested operations and to the spin-off. Fiscal year 1989 includes reorganization and other unusual charges of $25.0 million or $.17 per share.

(2) 1993 charge is the cumulative effect of change in accounting for post retirement benefits other than pensions and post employment benefits. 1988 charge is the cumulative effect of change in accounting for income taxes. 1985 credit is the gain on disposition of businesses, net of income taxes.

(3) Based on total income from operations and calculated on beginning of year shareholders' equity.

(4) Effective July 1, 1989, Morton Thiokol, Inc. (MTI) transferred its commercial businesses and certain corporate assets and certain liabilities to the company. Since July 1, 1989, MTI (now Thiokol Corporation) and the company have been independent companies.The historical financial statements of MTI have been retroactively restated to disaggregate the separate financial statements of the company and Thiokol to present their financial positions, results of operations and cash flows as if they were separate entities operating on a stand-alone basis prior to July 1, 1989.

(5) MTI was responsible for dividend payments prior to July 1, 1989.

(6) For fiscal years 1994 through 1990, income per share has been calculated based on the average number of common and common equivalent shares outstanding for the company. For periods prior to July 1, 1989, income per share has been calculated based on the average number of common and common equivalent shares outstanding for MTI. Average shares outstanding and per share amounts have been restated to reflect the effect of the 3-for-1 stock split declared June 23, 1994.

(7) Continuing operations
