Form 10-K405, Exhibit 13
period 1995-06-30
MORTON INTERNATIONAL INC
filed 1995-09-20
CIK 68361

                                                                 EXHIBIT (13)(a)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Morton International, Inc. manufactures and markets quality products to meet the needs of its salt, specialty chemicals and airbag customers. For reporting purposes, the company separates revenues and costs into three business segments --Specialty Chemicals, Salt and Automotive Safety Products.
     The following is a discussion of operating results comparing fiscal years 1995 to 1994 and 1994 to 1993; liquidity and capital resources; and the impact of inflation.

COMPARISON: FISCAL 1995 TO FISCAL 1994

This year, Morton reported record sales and earnings. Per share net income of $1.96 was 30 percent higher than fiscal 1994. Net sales of $3.33 billion were up 17 percent from fiscal 1994 sales of $2.85 billion.

     SPECIALTY CHEMICALS

Specialty chemicals' sales and profits grew in fiscal 1995 as both the U.S. and European economies expanded. Sales reached $1.56 billion, an increase of 14 percent over fiscal 1994 sales of $1.37 billion. Profits increased 15 percent to $223.5 million from $193.6 million in fiscal 1994.
     Sales and profits were also favorably affected by foreign currency translation. Year-to-year exchange fluctuations increased sales by $42.5 million and pretax profits by $6.2 million over the prior year. Currencies primarily responsible for the translation impact were the German mark and the Dutch guilder.
     Improved volumes accounted for approximately 73 percent of the year-over-year increase in sales. Raw material cost increases compressed specialty chemicals' operating results by approximately $14.0 million. The effect of these increases, however, was offset by operating efficiencies in certain product lines, improved pricing and sales mix, and higher volumes.
     Product lines that showed double-digit sales growth over fiscal 1994 results were adhesives, thermoplastic polyurethanes, performance chemicals, plastics additives, automotive coatings, powder coatings and electronic materials. These product lines accounted for approximately 73 percent of fiscal 1995 specialty chemicals' sales and approximately 89 percent of the year-to-year increase.
     Profits for these product lines grew 27 percent, well above the sales growth of 18 percent. Product lines mainly contributing to the faster profit growth were thermoplastic polyurethanes, performance chemicals, plastics additives, automotive coatings, powder coatings and electronic materials. Although adhesives experienced good sales growth, earnings were constrained by raw material price increases.
      Dyes and waterbased polymers showed an unfavorable year-to-year profit comparison. Combined profits were down $12.2 million. Dyes' product line results were hurt by increased price competition; waterbased polymers' results were hampered by raw material price increases, primarily for styrene.


     SALT
Sales and earnings were both adversely affected by the mild winter weather experienced in fiscal 1995. This was partially offset by a carryover effect from last year's severe winter weather. The significant snowfall, which contributed to last year's record results, depleted customer inventories and led to strong early season orders for ice control salt in fiscal 1995.
     Salt sales fell by 1 percent to $534.9 million in fiscal 1995. Earnings were down only 2 percent compared to last year's record. Ice control sales for fiscal 1995 finished 8 percent below last year's record results.
     Continued growth in non-ice control product lines, particularly water conditioning products with sales up over 7 percent, also helped to offset the unfavorable impact of the mild winter weather. In addition, careful cost controls helped Salt achieve operating margins at the same level as fiscal 1994.
     In the fourth quarter, the company's Mines Seleine salt mine on the Magdalen Islands was shut down due to water leaking into the production shaft. Production will be suspended at this mine for the upcoming ice control season; however, the company has already increased production at its remaining ice control mines.
     The increased production, combined with inventory carryovers from the previous season, should enable the company to meet customer demand for ice control salt in fiscal 1996. Efforts to correct the problem at Mines Seleine continue. Associated costs are expected to be covered by insurance and did not have a material effect on the company's financial position or results of operations.


                                    pg 16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


     AUTOMOTIVE SAFETY PRODUCTS
Sales of driver- and passenger-side airbag inflators and modules steadily increased as automakers in the United States, Europe and Japan accelerated the introduction of inflatable restraint systems into passenger cars, trucks and vans. For the second year in a row, the company increased its share of the module market, which contributed to the improved sales results.
     Morton Automotive Safety Products' sales for the year were $1.23 billion, 31 percent over the prior year. Profits increased 38 percent to $226.5 million.
     Included in profits was a $2.4 million pretax charge for the elimination of 324 administrative and technical support positions. Before such charge, profits increased 40 percent over last year. Current year pretax profits were also adversely affected by approximately $5.0 million related to the start-up of the European airbag manufacturing operations.
     Downward pricing pressure continued in fiscal 1995 as overall average selling prices decreased 5 percent. Continued implementation of cost reductions and operational efficiencies offset these pricing pressures and resulted in improved operating margins of 19 percent (versus 18 percent last year). The company anticipates that sales of Morton Automotive Safety Products will increase approximately 20 percent in fiscal 1996.

     CORPORATE
As a result of tight controls on administrative expense, lower net interest costs and lower accruals related to certain employee stock options, total corporate costs declined by 19 percent during the year. Net interest cost was lower in fiscal 1995 as all three business segments continued to generate cash.
      Fiscal 1994 included an accrual related to certain employee stock options that reduced total fiscal year 1994 earnings per share by $.07. This was primarily attributable to costs related to the impact of tax rate changes effective in fiscal 1994.
     The effective tax rate in fiscal year 1995 was 37.5 percent versus 36.7 percent the prior year.
     In fiscal 1993, the company's income from operations included $19.1 million ($30.0 million pretax) of special charges for the restructuring of operations. The company estimated that the $30.0 million restructuring charge recorded in fiscal 1993 would result in annual cost savings of approximately $15.0 million when fully implemented.
     The company realized approximately $7.9 million of such cost savings in fiscal 1994 and incremental cost savings of approximately $6.7 million in fiscal 1995. Full annual cost savings of approximately $19.0 million are expected to be realized by fiscal 1997. These restructuring activities, initiated in fiscal 1993, are now expected to be substantially completed in fiscal 1996.


COMPARISON: FISCAL 1994 TO FISCAL 1993

The company's results for fiscal 1994 were favorably impacted by Salt's record high sales and profits for the second consecutive year. Also, the airbag business' sales and earnings grew dramatically as driver- and passenger-side airbags became more widely available in model year 1994 cars. And, the specialty chemicals segment demonstrated strong year-to-year growth despite continued sluggish economies in Europe and Japan.
     Income from operations of $1.51 per share for the fiscal year ended June 30, 1994, was up 76 percent from the $.86 reported in fiscal 1993. Per share amounts reflected the 3-for-1 stock split declared on June 23, 1994, and effective August 17, 1994. Net sales for fiscal 1994 were $2.85 billion, an increase of 23 percent over fiscal 1993 sales of $2.31 billion.
     In fiscal 1993, the company's income from operations was $126.9 million net of special charges, which included $19.1 million ($30.0 million pretax, of which $27.0 million related to the specialty chemicals group) for the restructuring of operations previously discussed.
     Fiscal 1993 results also reflected the adoption of FASB Statements Nos. 106 and 112 during the year. The cumulative, one-time, non-cash, pretax charge associated with the adoption of these accounting standards was $151.6 million. Net income per share for fiscal 1993 after all charges was $.22 compared to $1.51 in fiscal 1994.

     SPECIALTY CHEMICALS
Sales of specialty chemicals increased 7 percent during fiscal 1994 to $1.37 billion. Profits increased 43 percent to $193.6 million from $135.4 million in fiscal 1993. The 1993 results included a $27.0 million charge related to the restructuring of operations. Excluding these charges from fiscal 1993, the group's profit reflected a 19 percent increase.


                                    pg 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     Product lines reflecting major improvement compared to the previous year were powder coatings, automotive coatings, polymer systems, organic specialties, industrial coatings, traffic markings, waterbased polymers, thermoplastic polyurethanes, dyes, the extrudable specialties portion of packaging adhesives, performance chemicals and plastics additives. Combined sales for these businesses increased $102.5 million, primarily related to volume. Earnings for these product lines grew faster than sales with a year-to-year increase of 22 percent. Electronic Materials' fiscal 1994 profits increased over fiscal 1993 despite weaker sales, due largely to the restructuring of that business and effective cost control.
     Although fiscal 1994 sales for packaging adhesives other than extrudable specialties were up 3 percent compared with fiscal 1993, profits were down 9 percent. This was due to an increase in lower margined sales and higher period costs, primarily depreciation.
     Foreign exchange rates negatively impacted the year-to-year comparisons of specialty chemicals' sales by $33.3 million and profits by $5.3 million. The unfavorable effect of the changes in exchange rates was primarily generated in the first half of fiscal 1994 and was largely attributable to translation.

     SALT
Significant snowfall in the eastern U.S. markets during the third quarter of fiscal 1994 increased ice control sales for the year by 10 percent. Water conditioning and grocery salt also reflected good increases in sales during fiscal 1994. And, sales of the popular Blue Package were strong for fiscal 1994, as a result of a new promotional program.
     Overall, the company's salt sales were $541.5 million, up 6 percent for the year, and fiscal 1994 earnings increased 17 percent to $119.3 million. Fiscal 1994 earnings benefitted from favorable pricing and tight cost control.

     AUTOMOTIVE SAFETY PRODUCTS
Morton Automotive Safety Products' sales for fiscal 1994 were $938.5 million, 79 percent over the prior year, while profits increased 110 percent to $164.0 million. Sales of driver- and passenger-side airbag inflators, as well as modules, continued to increase as automakers accelerated the introduction of inflatable restraint systems into passenger cars and vans sold in the United States.
     The growth of passenger-side programs outpaced the growth of driver-side programs as consumers continued to show a preference for cars and vans with dual airbags. During fiscal 1994, the company increased its share of module business, which also improved sales. Although pricing pressures experienced in fiscal 1994 continued to negatively affect overall results, cost reductions and increased productivity contributed to improved operating margins for the year.

     CORPORATE
Environmental accruals for fiscal year 1994 were $9.0 million versus $16.2 million in fiscal 1993. Interest expense was also lower than fiscal 1993 as cash generated by all three business segments was used to reduce short-term borrowings.
     Corporate expenses of $119.3 million in fiscal 1994 were slightly higher than the prior year's $115.9 million. This was primarily due to higher levels of accruals for incentive payments, and accruals for tax obligations related to certain of the company's stock options.
     Corporate expense accruals for such employee stock options reduced total fiscal year 1994 earnings per share by $.07, primarily attributable to the impact of tax rate changes effective in fiscal 1994. Fiscal 1993 earnings per share were reduced by $.05 for accruals relating to such options.

LIQUIDITY AND CAPITAL RESOURCES

     OPERATING ACTIVITIES
During the three fiscal years ended June 30, 1995, operating activities were the principal source of funds for the company, providing $358.0 million, $331.3 million and $256.7 million.
     Income from operations before accounting changes provided $294.1 million of funds in fiscal 1995 compared to $226.5 million in 1994 and $126.9 million in 1993. Depreciation and amortization of $161.3 million in 1995 was higher than 1994 and 1993 by $23.7 million and $44.5 million, the increase due principally to the higher level of capital expenditures of Morton Automotive Safety Products in recent years.
     Changes in operating assets and liabilities resulted in a $97.6 million use of funds in fiscal 1995 compared to a use of funds of $30.1 million in 1994 and an $11.3 million source of funds in 1993. The change in fiscal 1995 was driven by several factors including: higher receivables at Morton Automotive Safety Products and pg 18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Specialty Chemicals due to increased sales activity; higher inventory levels of specialty chemicals that reflected the higher level of business activity, the increase in raw material prices and the effect of foreign currency translation; the buildup of salt inventory levels due to the mild winter experienced in fiscal 1995; and a reduction in current liabilities at Morton Automotive Safety Products.
     The increase in operating assets net of liabilities in fiscal 1994 over 1993 was largely driven by higher receivable balances, which resulted from significantly increased sales activity of Morton Automotive Safety Products in fiscal 1994.

     INVESTING ACTIVITIES
Net investing activities for fiscal 1995 required $263.9 million of cash compared with $213.9 million and $201.6 million in fiscal years 1994 and 1993. Capital spending was the major component of investing activities in all three years.
     The major capital spending program continued to be the expansion of airbag facilities in both Utah and Europe. In addition, the expansion of certain chemical facilities and the basic upkeep for salt and chemical facilities were significant areas of capital spending.
     Investing activities in fiscal 1995 also reflected $12.7 million of cash invested in businesses acquired. Of that amount, $10.7 million related to the purchase of selected assets of Thiokol GmbH, the sole distributor of the company's liquid polysulfide products in Europe. In fiscal 1994, investing activities included proceeds from property and other asset disposals of $16.4 million, largely from the sale of the semiconductor photoresist business.

     FINANCING ACTIVITIES
Financing activities for fiscal years 1995, 1994 and 1993 used funds of
$72.4 million, $107.5 million, and $40.6 million. Dividend payments for the three years were $65.1 million, $54.9 million and $46.6 million. Year-over-year increases in dividends primarily reflected the increase in dividends paid per share.
     Improved operating earnings and cash generation opportunities going forward allowed the company to again raise its dividend in June 1995. The increase was 18 percent.
     Repayment of long-term debt in fiscal 1995 of $22.2 million was significantly higher than 1994 payments of $2.6 million, but less than the $37.7 million repaid in 1993. Long-term borrowings of $19.9 million somewhat offset
the repayment of long-term debt in fiscal 1995.   Short-term notes payable
decreased $10.4 million and $59.0 million in 1995 and 1994 versus an increase of $33.7 million in 1993. This reflected the lower level of short-term borrowing required in fiscal 1995 and 1994 as cash generated from operations increased.

     OTHER
The company's current ratio was 2.1 at June 30, 1995, and 1.8 at June 30, 1994. Total debt as a percentage of total capitalization was 13.2 percent at June 30, 1995, compared to 15.5 percent at June 30, 1994.
     As of June 30, 1995, the company had unexpended authorizations for fixed asset and maintenance projects totaling $201.9 million. The authorizations related primarily to the expansion of the airbag business as well as general facility expansion, product improvements, and maintenance on a company-wide basis.
     Estimated cash flow from operations and current financial resources, including financing capacity, are expected to be adequate to fund the company's anticipated working capital requirements, fixed asset spending and dividend payments in the foreseeable future.

IMPACT OF INFLATION

Inflation generally has not had a significant impact upon the results of the company's operations in recent years. Historically, the company has taken steps to reduce the effects of inflation on its business. In periods of increasing prices, to the extent permitted by competition, the company has adjusted its selling prices to compensate for increased costs.
     An ongoing cost control program implemented throughout the company also has contributed to reducing the influence of inflationary costs. Further, a continuing program of investment in new and more efficient facilities, production processes, and productivity enhancements has made a significant contribution in offsetting inflation.
     The company uses the LIFO method of accounting for its domestic inventories of the specialty chemicals and salt groups. Under this method the cost of products sold, as reported in the financial statements, approximates current costs.

ENVIRONMENTAL MATTERS

For a detailed discussion, see Environmental Matters on page 30 included in the Notes to Consolidated Financial Statements.


                                    pg 19

                             MORTON INTERNATIONAL, INC.


CONSOLIDATED STATEMENTS OF INCOME



                                                                                    Year ended June 30
                                                                       ---------------------------------------
(in millions, except per share data)                                      1995           1994           1993
--------------------------------------------------------------------------------------------------------------
Net sales                                                               $3,325.9       $2,849.6       $2,309.8
Interest, royalties, and sundry income                                      29.0           27.9           21.1
                                                                        --------       --------       --------
                                                                         3,354.9        2,877.5        2,330.9
Deductions from income
  Cost of products sold                                                  2,348.8        1,981.6        1,596.4
  Selling, administrative and general expense                              424.4          434.0          391.7
  Research and development expense                                          72.5           66.1           68.6
  Interest expense                                                          28.4           27.8           33.7
  Amortization of goodwill                                                  10.3           10.4           10.7
  Restructuring charges                                                       --             --           30.0
                                                                        --------       --------       --------
                                                                         2,884.4        2,519.9        2,131.1
                                                                        --------       --------       --------
Income from operations before income taxes                                 470.5          357.6          199.8
Income taxes                                                               176.4          131.1           72.9
                                                                        --------       --------       --------
Income from operations                                                     294.1          226.5          126.9
Cumulative effect of change in accounting for post-
  retirement and postemployment benefits, net
  of taxes                                                                    --             --          (94.4)
                                                                        --------       --------       --------
Net income                                                              $  294.1       $  226.5       $   32.5
                                                                        --------       --------       --------
                                                                        --------       --------       --------
Income per share
  Income per share from operations                                      $   1.96       $   1.51       $    .86
  Cumulative effect of change in accounting for
    postretirement and postemployment benefits                                --             --           (.64)
                                                                        --------       --------       --------
  Net income                                                            $   1.96       $   1.51       $    .22
------------------------------------------------------------------      --------       --------       --------
                                                                        --------       --------       --------



See notes to consolidated financial statements.



                                      pg 20

                       MORTON INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS


                                                                                     June 30
                                                                            ------------------------
in millions                                                                     1995          1994
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                  $   88.3       $   58.7
  Receivables, less allowances of $13.3 and $10.5                               561.5          484.4
  Deferred income tax benefits                                                   24.3           27.8
  Inventories                                                                   397.2          346.9
  Prepaid expenses                                                               96.9           78.6
                                                                             --------       --------
           Total Current Assets                                               1,168.2          996.4
                                                                             --------       --------
OTHER ASSETS
  Cost in excess of net assets of businesses acquired, less amortization        324.1          333.1
  Investments in affiliates                                                      79.2           65.6
  Miscellaneous                                                                  65.0           62.6
                                                                             --------       --------
                                                                                468.3          461.3
                                                                             --------       --------

PROPERTY, PLANT AND EQUIPMENT
  Land                                                                           36.7           33.9
  Buildings and improvements                                                    554.9          496.2
  Machinery and equipment                                                     1,219.9        1,038.3
  Construction in progress                                                      194.5          188.8
                                                                             --------       --------
                                                                              2,006.0        1,757.2
  Less allowances for depreciation                                              886.5          752.3
                                                                             --------       --------
                                                                              1,119.5        1,004.9
                                                                             --------       --------
                                                                             $2,756.0       $2,462.6
-------------------------------------------------------------------------    --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable and current portion of long-term debt                        $   42.3       $   68.7
  Accounts payable                                                              284.1          264.6
  Accrued salaries, wages and other compensation                                 66.1           64.9
  Other accrued expenses                                                        131.7          133.6
  Income taxes                                                                   29.9           25.4
                                                                             --------       --------
          Total Current Liabilities                                             554.1          557.2
                                                                             --------       --------

NONCURRENT LIABILITIES
  Long-term debt, less current portion                                          218.5          198.6
  Deferred income taxes                                                          54.5           55.1
  Accrued postretirement benefits other than pensions                           152.1          146.2
  Other noncurrent liabilities                                                  113.3          105.9
                                                                             --------       --------
         Total Noncurrent Liabilities                                           538.4          505.8
                                                                             --------       --------

SHAREHOLDERS' EQUITY
  Preferred stock (par value $1.00 per share)
    Authorized - 25.0 shares, none issued
  Common stock (par value $1.00 per share)
    Authorized - 300.0 shares
    Issued - 148.3 shares and 147.6 shares in
             1995 and 1994                                                      148.3          147.6
  Additional paid-in capital                                                     62.2           53.0
  Retained earnings                                                           1,417.6        1,188.6
  Foreign currency translation adjustment and other                              35.4           10.4
                                                                             --------       --------
            Total Shareholders' Equity                                        1,663.5        1,399.6
                                                                             --------       --------
                                                                             $2,756.0       $2,462.6
--------------------------------------------------------------------------   --------       --------




See notes to consolidated financial statements.

                                      pg 21

                             MORTON INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                   Cash provided (used)
                                                                                    Year ended June 30
                                                                         -------------------------------------
in millions                                                                 1995           1994           1993
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES


Net income                                                               $ 294.1        $ 226.5        $  32.5
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                                           161.3          137.6          116.8
   Deferred income taxes                                                     5.7            5.3            6.4
   Postretirement and postemployment benefits--cumulative effect              --             --           94.4
   Undistributed earnings of affiliates                                     (5.5)          (8.0)          (4.7)
   Changes in operating assets and liabilities
    net of effects of businesses acquired:
      Increase in receivables                                              (67.6)         (93.6)         (41.2)
      Increase in inventories and prepaid expenses                         (55.0)         (25.4)         (20.7)
      Increase in accounts payable and accrued expenses                     14.2           58.4           57.3
      Increase (decrease) in accrued income taxes                            3.9           24.8           (3.5)
      Other--net                                                             6.9            5.7           19.4
                                                                         -------        -------        -------
         Net cash provided by operating activities                         358.0          331.3          256.7
                                                                         -------        -------        -------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                 (252.2)        (219.9)        (201.4)
Proceeds from property and other asset disposals                             2.4           16.4            4.8
Cash invested in businesses acquired                                       (12.7)          (7.0)          (5.0)
Other                                                                       (1.4)          (3.4)            --
                                                                         -------        -------        -------
         Net cash used for investing activities                           (263.9)        (213.9)        (201.6)
                                                                         -------        -------        -------

FINANCING ACTIVITIES
Short-term (repayments) borrowings--net                                    (10.4)         (59.0)          33.7
Repayment of long-term debt                                                (22.2)          (2.6)         (37.7)
Long-term borrowings                                                        19.9             --             --
Stock option transactions                                                    5.4            9.0           10.0
Dividends paid                                                             (65.1)         (54.9)         (46.6)
                                                                         -------        -------        -------
         Net cash used for financing activities                            (72.4)        (107.5)         (40.6)
                                                                         -------        -------        -------

Effect of foreign exchange rate changes on cash and cash equivalents         7.9            3.5           (4.2)
                                                                         -------        -------        -------
Increase in cash and cash equivalents                                       29.6           13.4           10.3
Cash and cash equivalents at beginning of year                              58.7           45.3           35.0
                                                                         -------        -------        -------
Cash and cash equivalents at end of year                                 $  88.3        $  58.7        $  45.3
--------------------------------------------------------------------     -------        -------        -------



See notes to consolidated financial statements.


                                      pg 22

                           MORTON INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:
Investments in 50 percent or less owned companies and joint ventures are carried on the equity basis. All intercompany accounts and transactions have been eliminated from the consolidated financial statements. Certain amounts in prior years have been reclassified to conform to the 1995 presentation.

CASH EQUIVALENTS:
The company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES:
Inventories are stated at the lower of cost or market. The cost of domestic inventories for the specialty chemicals and salt segments, (55 percent and 53 percent of consolidated inventories at June 30, 1995 and 1994) is determined by the last-in, first-out (LIFO) method, while the cost of foreign inventories and the automotive safety products inventories is determined by the first-in, first-out (FIFO) method. If the FIFO method, which approximates replacement cost, had been used for all inventories, the total amount for inventories would have been increased by $36.2 million and $26.0 million at June 30, 1995 and 1994.

INTANGIBLE ASSETS:
Cost in excess of net assets of businesses acquired and other intangibles are being amortized over periods not exceeding 40 years. The amount of such accumulated amortization recorded as of June 30, 1995 and 1994, was $118.7 million and $104.8 million.

PROPERTY, PLANT AND EQUIPMENT:
The company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed in part under the straight-line method and in part under accelerated methods.

FOREIGN CURRENCY TRANSLATION:
All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates except shareholders' equity which is translated at historical rates. Translation gains and losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income.

FOREIGN EXCHANGE CONTRACTS:
The company uses forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to firm and anticipated foreign denominated receivables and payables transactions, intercompany financing transactions and dividends from subsidiaries. The company may also use forward foreign exchange contracts to offset the currency fluctuation related to foreign currency denominated debt. The company nets its exposures before entering into hedge transactions. Generally, contracts do not exceed one year. Gains or losses on forward foreign exchange contracts which hedge an identifiable foreign currency commitment or exposure are deferred and recognized as the related transactions are settled. Gains or losses on all other forward foreign exchange contracts are recognized in determining net income as incurred. Exchange (losses) gains recorded on these forward contracts in 1995, 1994 and 1993 were $(2.2) million, $(2.9) million and $2.0 million. Outstanding forward foreign exchange contracts at June 30, 1995, were valued at year-end foreign exchange rates, with the changes in valuations reflected directly in net income.

INVENTORIES

Components of inventories were as follows:


                                                            June 30
                                                       ----------------
in millions                                              1995      1994
-----------------------------------------------------------------------------
Finished products and work-in-process                  $287.0    $240.3
Materials and supplies                                  110.2     106.6
                                                       ------    ------
                                                       $397.2    $346.9
                                                       ------    ------
                                                       ------    ------



                                      pg 23

FINANCING ARRANGEMENTS

The company has committed credit agreements with banks which expire in November 1995. In addition, lines of credit are available from domestic and foreign banks which generally do not have termination dates but are reviewed annually for renewal. Under these arrangements, the company may borrow upon such terms and conditions as the company and the banks may mutually agree. At June 30, 1995, such credit facilities amounted to approximately $429.3 million, and the unused portions thereof were approximately $387.1 million.

Long-term debt consisted of the following:


                                                            June 30
                                                       ----------------
in millions                                              1995      1994
-------------------------------------------------------------------------------
Credit Sensitive Debentures (net of
  unamortized discount of $1.4 and $1.5)               $198.6    $198.5

Other                                                    20.0      20.4
                                                       ------    ------
                                                        218.6     218.9
Less current portion                                       .1      20.3
                                                       ------    ------
                                                       $218.5    $198.6
                                                       ------    ------
                                                       ------    ------


The Credit Sensitive Debentures ("Debentures") due June 1, 2020, are unsecured obligations of the company. The Debentures had an initial effective interest rate of 9.335 percent, subject to adjustment on the calendar day that certain changes in the debt rating of the Debentures occur as determined by Standard & Poor's Corporation or Moody's Investor Service. No adjustment of the initial effective interest rate has occurred.

The aggregate maturities of long-term debt through June 30, 2000, total $.3 million. Interest paid on borrowings in 1995, 1994 and 1993 was $28.2 million, $28.4 million and $33.6 million.

Notes payable at June 30, 1995 and 1994, reflected borrowings from banks at average interest rates of 5.9 percent and 5.8 percent.
-------------------------------------------------------------------------------

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods were used by the company to estimate its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS:
The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

SHORT- AND LONG-TERM DEBT:
The carrying amount of the company's borrowings in the form of notes payable approximates its fair value. The fair value of the company's long-term debt is estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

FOREIGN CURRENCY EXCHANGE CONTRACTS:
Forward foreign exchange contracts which hedge foreign currency exposures or transactions are valued at current foreign exchange rates.

The carrying or notional amounts and fair value of the company's financial instruments at June 30, 1995, were as follows:


                                                             Carrying or
in millions                                                    notional    Fair
                                                                amount    value
-------------------------------------------------------------------------------
Short-term debt                                                 $ 42.2   $ 42.2
Long-term debt                                                   218.6    266.2
Forward foreign exchange contracts                                13.6     12.8




                                      pg 24


INCOME TAXES

The provisions for income taxes applicable to operations were as follows:

in millions                                                 1995           1994            1993
-----------------------------------------------------------------------------------------------
Current:
  Federal                                                  $111.6         $ 77.1          $40.0
  State                                                      20.9           14.4            7.7
  Foreign                                                    38.2           34.3           18.8
                                                           ------         ------         ------
                                                            170.7          125.8           66.5
                                                           ------         ------         ------
  Deferred:
  Federal                                                     4.6            3.9            4.9
  State                                                       1.0             .3             .1
  Foreign                                                      .1            1.1            1.4
                                                           ------         ------         ------
                                                              5.7            5.3            6.4
                                                           ------         ------         ------
                                                           $176.4         $131.1         $ 72.9
                                                           ------         ------         ------
                                                           ------         ------         ------


A reconciliation of the United States statutory rate to the effective income tax rate applicable to operations follows:




                                                             1995       1994          1993
----------------------------------------------------------------------------------------------
Statutory rate                                               35.0%      35.0%         34.0%
Effect of:
  State tax, net of federal
    tax benefit                                               3.0        2.7          2.9
  Depletion                                                  (1.2)      (1.4)         (2.1)
  Net foreign items                                           (.2)       (.7)         (3.0)
  Additional accruals provided                                 --         --           3.1
  Other                                                        .9        1.1           1.6
                                                           ------     ------        ------
Effective rate                                               37.5%      36.7%         36.5%
                                                           ------     ------        ------
                                                           ------     ------        ------


Deferred income taxes reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Significant components of the company's deferred tax balances at June 30, 1995 and 1994, were as follows:



in millions                                                                1995         1994
-----------------------------------------------------------------------------------------------
Deferred tax benefits related to:
  Postretirement and postemployment benefits                              $ 57.2       $ 63.8
  Other                                                                     99.9         85.5
                                                                          ------       ------
                                                                           157.1        149.3
                                                                          ------       ------
Deferred tax liabilities related to:
  Tax over book depreciation                                                86.6         93.0
  Pension liability                                                         23.8         22.0
  Other                                                                     84.8         66.7
                                                                          ------       ------
                                                                           195.2        181.7
                                                                          ------       ------
Net deferred tax liability                                                $ 38.1       $ 32.4
                                                                          ------       ------
                                                                          ------       ------

No individual item included in other deferred tax benefits or deferred tax liabilities above is material. Deferred income tax benefits at June 30, 1995 and 1994, included $7.9 million and $5.1 million of refundable income taxes.

                                      pg 25

Total income tax payments during fiscal years 1995, 1994 and 1993 were $165.0 million, $104.4 million and $75.3 million.

Components of the company's income from operations before income taxes were as follows:


(in millions)                      1995           1994           1993
----------------------------------------------------------------------
Domestic                          $373.4         $267.0         $125.5
Foreign                             97.1           90.6           74.3
                                  ------         ------         ------
                                  $470.5         $357.6         $199.8
                                  ------         ------         ------
                                  ------         ------         ------

The Internal Revenue Service has completed its examination of the company's federal income tax returns through fiscal year 1989, and has issued notices of deficiency on certain issues, no one of which is significant. The company disagrees with the proposed adjustments and is taking appropriate action to contest such deficiency notices. Management believes the ultimate resolution of these matters will not have a material effect upon the company's financial condition, results of operations, or liquidity.



SHAREHOLDERS' EQUITY

Changes in shareholders' equity are summarized below:


                                                                                                                           Foreign
                                                                                                                           currency
                                                                         Common stock          Additional                translation
                                                                     --------------------       paid-in       Retained    adjustment
(in millions)                                                        Shares        Amount       capital       earnings     and other
------------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1992                                                 48.5        $ 48.5         $20.5       $1,129.5        $ 24.4
 Net income                                                             --            --            --           32.5            --
 Cash dividends paid, $.96(1) per share                                 --            --            --          (46.6)           --
 Exercise of stock options and related income tax benefits              .3            .3          12.2             --            --
 Translation adjustment                                                 --            --            --             --         (21.2)
 Other                                                                  --            --            --             --            .1
                                                                   -------       -------       -------       --------        ------

Balance June 30, 1993                                                 48.8          48.8          32.7        1,115.4           3.3
 Net income                                                             --            --            --          226.5            --
 Cash dividends paid, $1.12(1) per share                                --            --            --          (54.9)           --
 Exercise of stock options and related income tax benefits              .4            .4          20.3             --            --
 Translation adjustment                                                 --            --            --             --           6.7
 Other                                                                  --            --            --             --            .4
 3-for-1 stock split                                                  98.4          98.4            --          (98.4)           --
                                                                   -------       -------       -------       --------        ------

Balance June 30, 1994                                                147.6         147.6          53.0        1,188.6          10.4
 Net income                                                             --            --            --          294.1            --
 Cash dividends paid, $.44 per share                                    --            --            --          (65.1)           --
 Exercise of stock options and related income tax benefits              .7            .7           8.7             --            --
 Translation adjustment                                                 --            --            --             --          25.1
 Other                                                                  --            --            .5             --           (.1)
                                                                   -------       -------       -------       --------        ------
Balance June 30, 1995                                                148.3        $148.3         $62.2       $1,417.6        $ 35.4
                                                                   -------       -------       -------       --------        ------

(1) On a pre-split basis.


On June 23, 1994, the company declared a 3-for-1 stock split of its common stock. The stock split was in the form of a 200 percent stock dividend, payable on August 17, 1994, to shareholders of record on August 3, 1994.

In June 1989, the company declared a dividend distribution of one Preferred Share Purchase Right for each outstanding common share. Until exercisable, the Rights will not be transferable apart from the company's common stock. When exercisable, each Right will entitle its holder to buy one three-hundredths of a share of the company's new series of preferred stock at an exercise price of $58.33 1/3 until July 1, 1999. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 20 percent or more of the company's common stock. In the event the company is acquired in a merger, each Right entitles the holder to purchase common stock of the surviving company having a market value of twice the exercise price of the Rights. In the event any person or group acquires 20 percent or more of the company's common stock (reducible to 15 percent under certain pg 26
circumstances), each Right entitles the holder (other than such acquirer) to purchase common stock of the company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the company at the price of 1/3 cent per Right prior to the acquisition of 20 percent of the outstanding shares of the company's common stock. At June 30, 1995, 0.6 million shares of preferred stock were reserved for future exercises of Preferred Share Purchase Rights.

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

The company's funding policy for the domestic plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus any additional amounts which the company may determine to be appropriate.
The net pension expense for company-sponsored pension plans consisted of the following components:



(in millions)                                                                 1995                   1994                     1993
----------------------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned
 during the year                                                            $15.7                   $13.9                    $12.2
Interest cost on projected
 benefit obligation                                                          34.5                    30.9                     28.4
Return on plan assets:
   Actual                                                  $(59.8)                     $(18.1)                 $(50.3)
   Deferred portion                                          20.5                       (20.1)                   14.8
                                                           ------                      ------                  ------
     Expected return                                                        (39.3)                  (38.2)                   (35.5)
Net amortization                                                              1.6                    (1.4)                    (2.6)
                                                                           ------                  ------                   ------
Net pension expense                                                         $12.5                   $ 5.2                    $ 2.5
                                                                           ------                  ------                   ------
                                                                           ------                  ------                   ------

The reconciliation of the funded status of pension plans was as follows:

                                                           June 30, 1995                               June 30, 1994
                                              ----------------------------------------      --------------------------------------
                                                 Plans in which       Plans in which         Plans in which      Plans in which
                                                  assets exceed          accumulated          assets exceed        accumulated
                                                   accumulated       benefit obligation        accumulated      benefit obligation
(in millions)                                  benefit obligation     exceeds assets        benefit obligation    exceeds assets
----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                            $ 459.1              $  3.7                  $ 402.7               $ 3.4
                                                      ------             -------                   ------              ------
Actuarial present value of projected
  benefit obligations:
    Accumulated benefit obligation
      Vested                                           367.7                25.5                    331.6                21.4
      Non-vested                                        23.3                  --                     20.8                  --
Provision for future salary
      increases                                         81.4                 5.1                     74.4                 3.7
                                                      ------             -------                   ------              ------
                                                       472.4                30.6                    426.8                25.1
                                                      ------             -------                   ------              ------
Plan assets less than
  projected benefit obligation                         (13.3)              (26.9)                   (24.1)              (21.7)
Unrecognized net experience loss
  since 7/1/86                                         109.6                14.4                    115.3                10.5
Prior service cost not yet recognized
  in net pension cost                                   (1.0)                2.6                     (1.1)                2.9
Unrecognized net (asset) obligation
  at 7/1/86                                            (27.0)                 .7                    (30.8)                 .8

Adjustment to recognize minimum liability                 --               (12.6)                      --               (10.5)
Net pension asset (liability) recognized
  in the consolidated balance sheets                  ------             -------                   ------              ------
                                                      $ 68.3             $ (21.8)                  $ 59.3              $(18.0)
                                                      ------             -------                   ------              ------
                                                      ------             -------                   ------              ------


                                      pg 27

The weighted averages of assumptions used in the determination of the projected benefit obligation were:


                                         1995           1994      1993
-----------------------------------------------------------------------
Discount rate                            7.6%           7.8%      8.3%
Rate of increases in
  compensation level                     4.9%           5.2%      5.2%
Expected long-term rate
  of return on assets                    9.5%           9.5%      9.9%

The assets of the company-sponsored plans are invested primarily in equities and bonds.
     Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:
The company currently provides postretirement health care and life insurance benefits to most U.S. and Canadian retirees. In general, U.S. employees who retire after attaining age 55 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. In June 1993, the company adopted a provision which caps the level of company subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992. In general, most Canadian employees who retire after attaining age 55 and are entitled to a pension benefit are eligible for continued retiree health and life insurance coverage. Dependent health insurance is also generally available. The benefits are provided on a noncontributory basis.
     During fiscal year 1993, the company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This statement requires accrual of the expected cost of providing postretirement benefits during the years an employee renders service. Prior to adoption of this standard, the company recognized these benefits on a pay-as-you-go basis. As a result of this adoption, the company recorded a one-time, pretax charge of $142.3 million ($88.6 million after tax or $.60 per share) as the cumulative effect of the accounting change as of July 1, 1992.
     Net periodic postretirement benefit cost included the following components:


(in millions)                                                                    1995           1994            1993
--------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned during the year                                   $ 2.2          $ 2.3          $ 2.7
Interest cost on accumulated postretirement benefit obligation                   11.1           11.9           12.2
Net amortization                                                                  (.9)           (.7)            --
                                                                                -----          -----          -----
Net periodic postretirement benefit cost                                        $12.4          $13.5          $14.9
                                                                                -----          -----          -----
                                                                                -----          -----          -----

At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheets for the company's postretirement benefits:


                                                                                                    June 30
                                                                                              ---------------------
(in millions)                                                                                   1995         1994
-------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees and dependents                                                                     $102.7         $100.9
  Fully eligible active plan participants                                                        9.6            9.8
  Other active plan participants                                                                36.7           35.9
                                                                                              ------         ------
                                                                                               149.0          146.6
Unrecognized prior period gain(loss)                                                             2.3           (1.4)
Unamortized plan amendment                                                                       9.4           10.2
                                                                                              ------         ------
Postretirement benefit liability recognizedin the consolidated balance sheets                 $160.7         $155.4
                                                                                              ------         ------

                                      pg 28

For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits was 10.5 percent for 1996 and assumed to decrease one percent per year to 5.5 percent in 2001 and remain constant
thereafter.   As noted above, for U.S. employees retiring after December 31,
1992, the company's policy is to increase retiree contributions so that the company's annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.6 percent at June 30, 1995, and 7.8 percent at June 30, 1994. The rate of increase on compensation levels assumed was 4.8 percent at June 30, 1995, and 5.0 percent at June 30, 1994.
     A one percent increase in the annual health care cost trend rates would have increased the accumulated postretirement benefit obligation at June 30, 1995, by approximately $9.2 million and increased postretirement benefit expense for fiscal 1995 by approximately $.9 million.

OTHER:
The company contributes to savings plans for eligible domestic employees. Company contributions to the savings plans were $8.3 million, $7.7 million and $6.4 million in 1995, 1994 and 1993.
     In fiscal 1993, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires accrual of postemployment benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement.
     The adoption of this standard impacted the company's accounting for certain income replacement and medical benefits provided to eligible disabled employees and their dependents. Prior to adoption of FASB Statement No. 112, the cost of these benefits was charged against earnings as incurred. Adoption of this standard in fiscal 1993 resulted in a pretax charge of $9.3 million ($5.8 million after tax or $.04 per share) as the cumulative effect of the accounting change as of July 1, 1992.

INCENTIVE PLAN

Under the company's 1989 Incentive Plan (formerly 1989 Stock Awards Plan), grants may be made to key employees of stock options, stock appreciation rights, shares of restricted stock, other awards valued by reference to the company's common stock and cash. Under the 1982 Key Employees Stock Option and Performance Unit Plan grants could be made to key employees of stock options, stock options with alternative appreciation rights and appreciation rights not related to any option. In addition, options may provide for supplemental cash payments to optionees upon exercise for the purpose of reimbursing them for the income tax liability incurred as a result of such exercises. Stock option activity is summarized as follows:



                                                                                                              Option price
                                                                                             Shares             per share
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding at June 30, 1993                                                       6,829,080         $ 7.28 to $18.08
  Granted                                                                                    978,480          28.29 to  35.13
  Lapsed                                                                                     (25,920)              28.29
  Exercised                                                                               (1,711,374)         7.28 to  18.08
                                                                                          ----------
Options outstanding at June 30, 1994                                                       6,070,266          9.53 to  35.13
  Granted                                                                                    895,870          28.56 to  30.06
  Lapsed                                                                                     (27,100)         28.29 to  29.63
  Exercised                                                                                 (785,474)         9.53 to  28.29
                                                                                          ----------
Options outstanding at June 30, 1995 (5,282,092 exercisable shares)                        6,153,562          10.30 to  35.13
                                                                                          ----------


Options outstanding at June 30, 1995, had expiration dates ranging from June 26, 1996, to April 1, 2005. All stock options granted have an option price equal to the stock's fair market value at date of grant and the number of options is fixed. Therefore, the granting of such options does not result in a charge against earnings. In addition, limited appreciation rights were outstanding covering 2,959,689 option shares. Limited appreciation rights are paid in cash in lieu of the related options upon a change in control of the company, at which time a charge to earnings would be recorded. As of June 30, 1995, supplemental cash payment rights were outstanding with respect to 1,178,373 option shares, payable upon exercise of options or limited appreciation rights. Supplemental cash payment rights outstanding have been accrued based on the current fair market value of the company's stock and current income tax rates.
     Under the terms of the 1989 Incentive Plan, restricted stock award shares have been granted to certain employees at no cost. The outstanding restricted stock award shares vest from one to five years subsequent to their award dates. The cost of restricted stock awards, based on the stock's fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At June 30, 1995, common stock shares of 35,250 were outstanding under restricted stock awards.
     At June 30, 1995, common stock shares of 8,172,010 were reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards.


                                      pg 29

ENVIRONMENTAL MATTERS

The company, like others in similar businesses, is subject to extensive Federal, state and local environmental laws and regulations. Although company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the company to make additional unforeseen environmental expenditures.
     Environmental accruals are routinely reviewed on an interim basis as events and developments warrant and are subjected to a comprehensive review annually during the fiscal fourth quarter.
     The company has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. The company's potential exposure has been evaluated on a site-by-site basis, and an accrual reflecting the company's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs which may be incurred. However, at certain of these sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, the company and one other party have been held jointly and severally liable for the cost of remediation necessary to correct mercury related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. It is anticipated that the Wood-Ridge plant site study will commence in fiscal 1996 and will be completed in approximately 42 months. Study of the surrounding area should begin after commencement of the plant site study on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of the other party held liable and on the results of both formal and informal attempts to spread liability to others believed to share responsibility.
     Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties. The possibility of recovery from insurance carriers is factored into accrual determinations only when the company is reasonably assured that such recoveries are probable of realization.
     The company's cleanup expenditures totaled approximately $3.0   million,
$7.8 million and $7.7 million for fiscal years 1995, 1994 and 1993. Amounts accrued as of June 30, 1995, are generally expected to be paid out over a period of up to 15 years.
      Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on the company's financial position, results of operations, or liquidity.

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

LEASE COMMITMENTS

The company has commitments under operating leases primarily for building and office space, railroad equipment and real estate. Rental expense charged in 1995, 1994 and 1993 was $36.3 million, $34.6 million and $32.8 million, including insignificant amounts for contingent rentals and sublease income. Renewal and purchase options are available on certain of these leases.

Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms in excess of one year as of June 30, 1995, were as follows (in millions): 1996 - $26.1; 1997 - $23.2; 1998 - $14.7; 1999 -
$12.5; 2000 - $10.9; thereafter - $315.1.


                                     pg 30

------------------------------------[MORTON 95]-------------------------------

BUSINESS SEGMENT INFORMATION


OPERATIONS IN DIFFERENT BUSINESSES                                                                             PROFIT AS A PERCENT
                                                                                                                    OF AVERAGE
 SALES AND PROFIT                                  Sales(1)                                Profit(2)           IDENTIFIABLE ASSETS
                                   -----------------------------------    ---------------------------------   ----------------------
 in millions                           1995         1994          1993        1995        1994       1993(3)  1995     1994     1993
------------------------------------------------------------------------------------------------------------------------------------
 Specialty Chemicals               $1,564.7     $1,369.6      $1,274.3     $ 223.5     $ 193.6    $ 135.4    15.8%   14.7%    10.6%
 Salt                                 534.9        541.5         511.5       117.4       119.3      102.3     34.0    37.8     32.1
 Automotive Safety Products         1,226.3        938.5         524.0       226.5       164.0       78.0     34.8    30.5     18.7
                                   --------     --------      --------     -------     -------    --------
 Business totals                    3,325.9     2,849.63       2,309.8       567.4       476.9      315.7     23.5    21.9     15.7
 General Corporate expense--net          --           --            --       (96.9)     (119.3)    (115.9)
                                   --------     --------      --------     -------     -------    --------
 Consolidated net sales
   and income from
   operations before income taxes  $3,325.9     $2,849.6      $2,309.8     $ 470.5     $ 357.6    $ 199.8
                                   --------     --------      --------     -------     -------    --------

 ASSETS, CAPITAL EXPENDITURES,                         Year end                          Capital                Depreciation and
  DEPRECIATION AND AMORTIZATION                   identifiable assets                 expenditures                Amortization
                                                ----------------------     ------------------------------   -----------------------
 in millions                                        1995          1994        1995        1994       1993     1995    1994     1993
------------------------------------------------------------------------------------------------------------------------------------
 Specialty Chemicals                            $1,459.3      $1,370.2     $  83.0     $  87.5    $  62.6   $ 63.1  $ 57.9   $ 56.1
 Salt                                              371.9         319.2        42.1        35.7       32.6     30.8    30.1     29.9
 Automotive Safety Products                        709.7         593.6       125.8        94.3      102.6     63.5    45.7     27.2
                                                --------      --------     -------     -------    -------   ------  ------   ------
 Business totals                                 2,540.9       2,283.0       250.9       217.5      197.8    157.4   133.7    113.2
 General Corporate(4)                              215.1         179.6         1.3         2.4        3.6      3.9     3.9      3.6
                                                --------      --------     -------     -------    -------   ------  ------   ------
 Consolidated totals                            $2,756.0      $2,462.6     $ 252.2     $ 219.9    $ 201.4   $161.3  $137.6   $116.8
                                                --------      --------     -------     -------    -------   ------  ------   ------
OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS
                                                                                                                     Year end
                                                     Sales(1)                             Profit                identifiable assets
                                      ------------------------------------   ------------------------------    ---------------------
in millions                               1995          1994          1993     1995       1994         1993        1995         1994
------------------------------------------------------------------------------------------------------------------------------------
United States                         $2,645.7      $2,280.5      $1,750.6   $467.2     $384.3       $229.7    $1,909.9     $1,775.7
Foreign Areas--
  Canada and Bahamas                     185.3         197.6         198.1     35.1       45.9         43.9       153.4        148.2
  Europe                                 465.0         341.2         327.2     61.7       43.7         41.4       452.3        328.6
  Others                                  29.9          30.3          33.9      3.4        3.0           .7        25.3         30.5
                                      --------      --------      --------   ------     ------       ------    --------     --------
                                      $3,325.9      $2,849.6      $2,309.8   $567.4     $476.9       $315.7    $2,540.9     $2,283.0
                                      --------      --------      --------   ------     ------       ------    --------     --------

(1) Export sales from the United States in fiscal year 1995 were 18% of sales to unaffiliated customers, primarily to Canada, Europe and Japan, while in fiscal years 1994 and 1993, such sales were 16% and 14%. Intersegment and intergeographic area sales and transfers were insignificant. No country within the European grouping contributed or represented 10% or more of sales, profit, or identifiable assets. During fiscal 1995 and 1994, a customer of the automotive safety products segment accounted for approximately 12.6% and 10.5% of total sales.
(2) Business segment profit is before income taxes, interest income, interest expense and allocation of certain corporate administrative expenses, but included foreign exchange gains (losses) of $.3 million $(2.9) million and $.6 million in 1995, 1994 and 1993.
(3) Fiscal year 1993 specialty chemicals' profit and general corporate expense included charges of $27.0 million and $3.0 million, related to the restructuring of operations.
(4) Corporate assets are principally cash and cash equivalents, deterred income tax benefits, prepaid expenses and property, plant and equipment.

                                    pg 31

QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

                                             Fiscal year 1995                                         Fiscal year 1994
                           --------------------------------------------------     --------------------------------------------------
                                            Three months ended                                        Three months ended
                           --------------------------------------------------     --------------------------------------------------
in millions,
except per share data      June 30    March 31       Dec. 31       Sept. 30        June 30      March 31      Dec. 31     Sept. 30
------------------------------------------------------------------------------------------------------------------------------------
Net sales                $   828.5   $   921.0     $   830.9      $   745.5      $   730.8     $   808.3    $   690.9   $   619.6
Gross profit                 233.8       274.0         244.8          224.5          216.4         252.6        205.7       193.3
Income before income taxes   111.3       143.8         116.3           99.1           93.1         113.1         85.3        66.1
Net income                    69.6        89.9          72.7           61.9           58.6          71.3         53.7        42.9

Net income per share(1)         .46         .60           .49            .41            .39           .47          .36         .29
Cash dividends per share        .11         .11           .11            .11            .093          .093         .093        .093

Market price of
 common stock(2)
   High                       32          30-7/8        29-1/2         30-1/4         34-1/8        37-1/4       33-1/2      29-3/4
   Low                        26-1/4      26-1/4        25-3/4         25-7/8         25-1/2        30-5/8       28-1/2      25-3/4

(1) Net income per share has been calculated based on the average number of common and common equivalent shares outstanding for the company.

(2) The principal market is the New York Stock Exchange and prices are based on the Composite Tape (Ticker symbol MII).

                                      pg 32

Report of Ernst & Young LLP, Independent Auditors


To the Shareholders and Board of Directors
Morton International, Inc.

We have audited the accompanying consolidated balance sheets of Morton International, Inc. as of June 30, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.
    As discussed in the notes to the consolidated financial statements, the company changed its method of accounting for postretirement benefits other than pensions and postemployment benefits in 1993.



/s/ Ernst & Young LLP

Chicago, Illinois
July 31, 1995

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


/s/ Thomas F. McDevitt

Thomas F. McDevitt
Vice President Finance and Chief Financial Officer
July 31, 1995


                                      pg 33

                           MORTON INTERNATIONAL, INC.

SELECTED FINANCIAL DATA



dollars in millions, except per share data         1995           1994           1993           1992           1991           1990
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net sales                                      $3,325.9       $2,849.6       $2,309.8       $2,043.9       $1,905.9       $1,638.7
Cost of products sold                           2,348.8        1,981.6        1,596.4        1,399.6        1,319.7        1,123.3
Selling, administrative and
  general expense                                 424.4          434.0          391.7          341.7          289.7          260.9
Research and development expense                   72.5           66.1           68.6           61.3           58.6           47.8
Interest expense                                   28.4           27.8           33.7           33.8           36.4           17.3
Amortization of goodwill                           10.3           10.4           10.7           10.8           10.6            7.0
Restructuring, reorganization and
  other unusual charges (income)                      -              -           30.0              -              -         (14.3)
Income from operations, net of
  income taxes(1)                                 294.1          226.5          126.9          144.5          138.3          134.8
Other charges to income(2)                            -              -           94.4              -              -              -
Net income                                        294.1          226.5           32.5          144.5          138.3          134.8
Provision for depreciation                        147.0          123.7          103.0           91.3           80.9           68.9
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL

Total assets                                   $2,756.0       $2,462.6       $2,238.8       $2,110.9       $1,925.8       $1,813.7
Working capital                                   614.1          439.2          340.6          324.9          347.5          324.4
Current ratio                                       2.1            1.8            1.6            1.7            1.8            1.8
Long-term debt                                 $  218.5       $  198.6       $  217.8         $222.6         $255.7         $261.4
Total debt to capitalization                       13.2%          15.5%          20.6%          20.2%          22.1%          24.0%
Shareholders' equity                           $1,663.5       $1,399.6       $1,200.2       $1,222.9       $1,103.4       $1,008.1
Shareholders' equity per share                 $  11.22          $9.48       $   8.20          $8.40          $7.61          $7.00
Return on shareholders' equity(3)                  21.0%          18.9%          10.4%          13.1%          13.7%          15.0%
Capital expenditures                           $  252.2       $  219.9       $  201.4         $200.1         $163.6         $111.3
Cash dividends paid                                65.1           54.9           46.6           46.5           45.2           41.4
-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA(5)

Income from operations(1)                      $   1.96       $   1.51       $    .86          $ .98          $ .95          $ .93
Other charges to income(2)                            -              -           (.64)             -              -              -
                                               --------       --------       --------          -----          -----          -----
Net income                                     $   1.96       $   1.51       $    .22          $ .98          $ .95          $ .93
                                               --------       --------       --------          -----          -----          -----
Cash dividends paid                            $   .440       $   .373       $   .320          $.320          $.313          $.287
-----------------------------------------------------------------------------------------------------------------------------------

GENERAL
Average number of common shares
  outstanding (in thousands)(5)                 150,140        150,090        148,113        147,140        145,583        144,458
Approximate number of shareholders                9,900          8,860          9,370          9,870         10,190         10,600
Approximate number of employees                  13,800         13,100         11,900         10,700         10,200          9,700
-----------------------------------------------------------------------------------------------------------------------------------

                                               1989 (4)       1988 (4)       1987 (4)       1986 (4)       1985 (4)
--------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net sales                                      $1,406.6       $1,248.3       $1,093.9       $1,023.3          969.8
Cost of products sold                             957.6          826.7          702.6          671.7          653.6
Selling, administrative and
  general expense                                 223.0          211.7          199.1          181.0          165.7
Research and development expense                   38.1           34.9           31.1           28.8           24.9
Interest expense                                    9.1            4.1            3.0            2.8            2.5
Amortization of goodwill                            5.7            5.1            4.4            3.7            2.9
Restructuring, reorganization an
  other unusual charges (income)                   37.1              -              -              -              -
Income from operations, net of
  income taxes(1)                                  97.1          116.4          105.0           89.8        #VALUE!
Other charges to income(2)                            -            3.8              -              -           75.1
Net income                                         97.1          112.6          105.0           89.8        #VALUE!
Provision for depreciation                         58.1           52.9           46.6           46.6       37.1 (7)
--------------------------------------------------------------------------------------------------------------------

FINANCIAL

Total assets                                   $1,364.3       $1,178.9       $1,009.1         $852.7          825.2
Working capital                                   256.3          227.3          189.3          133.5          129.6
Current ratio                                       1.9            2.0            1.9            1.7            1.7
Long-term debt                                 $   43.9       $   45.6       $    4.8           $5.6            6.7
Total debt to capitalization                        9.3%           8.4%           3.4%           4.9%           3.6%
Shareholders' equity                           $  900.7       $  790.1       $  676.8       $  524.8          510.0
Shareholders' equity per share                 $   6.27       $   5.53       $   4.77       $   3.71           3.61
Return on shareholders' equity                     12.3%          17.2%          20.0%          17.6%          14.9%
Capital expenditures                           $  131.9       $   97.7       $   72.5       $   60.1       69.5 (7)
Cash dividends paid                                   -              -              -              -              -
--------------------------------------------------------------------------------------------------------------------

PER SHARE DATA(5)

Income from operations(1)                      $    .68       $    .81       $    .74       $    .63            .55
Other charges to income(2)                            -           (.02)             -              -            .50
                                               --------       --------       --------          -----          -----
Net income                                     $    .68       $    .79       $    .74       $    .63          $1.05
                                               --------       --------       --------          -----          -----
Cash dividends paid                                   -              -              -              -              -
--------------------------------------------------------------------------------------------------------------------

GENERAL

Average number of common shares
outstanding (in thousands)(5)                   143,678        143,558        142,933        142,269        147,558
Approximate number of shareholde                 11,280         11,930         12,520         14,220         14,550
Approximate number of employees                   8,400          7,800          7,700          7,700          7,800

(1) Fiscal year 1993 included special accruals related to the restructuring of operations including disposition of facilities and relocation of manufacturing facilities of $19.1 million or $.13 per share. Fiscal year 1990 included the gain on sale of a 40% interest in a foreign affiliate of $13.1 million or $.09 per share and unusual charges of $7.3 million or $.05 per share for additional anticipated costs related primarily to previously divested operations and to the spin-off. Fiscal year 1989 included reorganization and other unusual charges of $25.0 million or $.17 per share.
(2) 1993 charge was the cumulative effect of change in accounting for postretirement benefits other than pensions and postemployment benefits. 1988 charge was the cumulative effect of change in accounting for income taxes.
(3) Based on total income from operations and calculated on beginning of year shareholder's equity.
(4) Effective July 1, 1989. Morton Thiokol, Inc. (MTI) transferred its commercial businesses and certain corporate assets and certain liabilities to the company, Since July 1, 1989, MTI (now Thiokol Corporation) and the company have been independent companies. MTI was responsible for dividend payments prior to July 1, 1989.
(5) For fiscal years 1990 through 1995, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for the company. For periods prior to July 1, 1989, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for MTI.

                                      pg 35