Form 10-K405, Exhibit 13
period 1996-06-30
MORTON INTERNATIONAL INC
filed 1996-08-27
CIK 68361

                                                                EXHIBIT (13)(a)

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Morton International, Inc. manufactures and markets quality products to meet the needs of its salt, specialty chemicals and airbag customers. For reporting purposes, the company separates revenues and costs into three business segments--Specialty Chemicals, Salt and Automotive Safety Products.

     The following is a discussion of operating results comparing fiscal years 1996 to 1995 and 1995 to 1994; liquidity and capital resources; and the impact of inflation.

COMPARISON: FISCAL 1996 TO FISCAL 1995

The company continued its trend of record sales and earnings in fiscal 1996. Sales grew 9 percent during the year to $3.61 billion from $3.33 billion in fiscal 1995. Earnings per share of $2.24, after special charges, were up 14 percent from fiscal 1995 earnings per share of $1.96. Before the special charges, fiscal 1996 earnings per share were $2.40, up 22 percent over fiscal 1995. Included in fiscal 1996 earnings were $24.1 million pretax income ($15.1 million after tax or $.10 per share) related to the settlement of several environmental insurance issues and $11.2 million pretax inome ($7.1 million after tax or $.05 per share) related to proceeds received from the formation of a joint venture, net of the impact on operations.

    Fiscal 1996 included special charges of $29.2 million pretax ($23.9 million after tax or $.16 per share) recorded in the fourth quarter. A portion of these charges were for costs related to the closure of three chemical manufacturing facilities as an initial phase of a broader facility consolidation and product line rationalization program, and certain organizational changes. These actions, when completed, are expected to result in annual savings to the company of more than $8.5 million. Also included in the special charges was the impact of the early adoption of the new accounting standard related to the impairment of long-lived assets.

SPECIALTY CHEMICALS

For the fiscal year ended June 30, 1996, sales of the chemical business rose 3 percent to $1.61 billion, and operating earnings were down 1 percent to $222.0 million from $223.5 million in fiscal 1995.

    Fiscal 1996 results included special charges of $27.1 million, as well as the $15.0 million gain recorded in the third quarter for the formation of a joint venture, Morton Nippon Coatings.

    The special charges were made up of $11.3 million related primarily to the announced closing of the Seabrook, New Hampshire, Stamford, Connecticut, and Dixon, California, facilities; and $15.8 million related to the write-down of certain assets of the defense-related chemical vapor deposition product line as required by Financial Accounting Standards Board (FASB) Statement No. 121. As these three plants are closed over the next 12 to 18 months, the production at these facilities will be moved to other Morton facilities, resulting in better asset utilization and lower overall costs. Excluding these special charges, operating earnings increased 11 percent for fiscal 1996.

    The formation of the Morton Nippon Coatings joint venture, which produces plastic substrate coatings for Japanese transplant car companies in the United States, resulted in reduced sales for the fourth quarter and total year by approximately $7.0 million and $14.5 million respectively, and reduced earnings from operations in these same two periods by approximately $2.8 million and $3.8 million respectively.

    The year-over-year sales increase for the chemical segment was a combination of improved volume, pricing, and product mix. Offsetting this improvement were higher raw material costs. Although many raw material costs decreased in the fourth quarter, the chemical segment experienced overall raw material cost increases during the year which had an unfavorable impact of approximately $11.0 million. The effect on operating profits of the raw material cost increases was mitigated by improved pricing and product mix, the reengineering of manufacturing processes to improve efficiency, tight period cost control, and higher volumes.

     Those product lines which had strong year-over-year performances included European industrial activities, performance chemicals, metalorganics, polymer systems, and electronic materials. These product lines combined contributed $468.7 million or 29 percent of specialty chemical sales in 1996. These same product lines contributed 36 percent of the segment's operating profit.
Compared with fiscal 1995, sales of these product lines increased 10 percent and earnings increased 35 percent. Earnings growth outpaced sales growth due to favorable mix, lower operating costs and tight control over period costs, leveraged against higher volumes.

    Two product lines, plastics additives and dyes, ended fiscal 1996 with sales and profits below their fiscal 1995 level. The combined sales of these lines in fiscal 1996 were $158.5 million, 18 percent lower than fiscal 1995. Operating profits for these businesses ended the current fiscal year 10 percent below fiscal 1995. Tougher competitive pricing adversely affected the dyes business for the second consecutive year, while adverse market conditions in the building industry hurt plastics additives' performance. Continued control over operating costs partially offset the negative impact of reduced sales on earnings.

    The translation impact of changes in foreign currency rates had a minimal favorable impact, less than one percent, on sales and earnings in 1996.

SALT

Fiscal 1996 salt sales reached a record $603.3 million, up 13 percent. Salt's operating earnings, also a record, were up 6 percent, ending the year at $124.7 million. While all product lines did well, ice control salt sales were up 32 percent over fiscal 1995, and were primarily responsible for the strong salt performance for the year. Severe winter storms during the third quarter of this fiscal year, particularly in the northeastern United States, increased the demand for ice control salt in several key markets.

     Sales of non-ice control salt increased 4 percent over fiscal 1995. The sales increase was primarily due to improved results for water conditioning and solar products. Pellets sales increased 6 percent mainly due to increased shipments to a major customer. The increase in solar products was mainly due to volume growth of 7 percent.

    Salt's earnings did not increase at the same rate as sales largely due to the higher mix of lower margin ice control business.

     In the fourth quarter of fiscal 1995, the company's Mines Seleine salt mine on the Magdalen Islands was shut down due to water intrusion into the production shaft. Production has been suspended at this mine; production has been increased at the companies remaining ice control mines.

    Efforts to reopen the mine are continuing. Costs related to the efforts to save the mine have been deferred. The company expects such costs to be recovered from insurance proceeds.

AUTOMOTIVE SAFETY PRODUCTS

As in the past several years, sales of driver- and passenger-side airbag inflators and modules increased in fiscal 1996 as car companies around the world continue to provide airbag protection as standard equipment in their cars and trucks. For fiscal 1996, Automotive Safety Products' sales were up 14 percent to $1.40 billion. Units shipped increased 19 percent over fiscal 1995. Operating earnings increased 13 percent to $255.6 million. Customers whose sales were up strongly in the year included Toyota, Nissan, Ford, and Isuzu.
The strong airbag performance was achieved despite the negative impact on sales and earnings of GM's strike and continued price reductions to our customers.

    As in fiscal 1995, downward pricing pressure continued as overall average selling prices decreased 5 percent, with the largest decrease in the passenger inflator product line. To offset these market conditions, the business group has continued to implement cost reduction initiatives and reengineer its manufacturing processes to improve efficiency. These savings enabled this business to continue to deliver attractive returns.

CORPORATE

In October 1995, the Board of Directors of Morton International, Inc. authorized the repurchase of 10 million shares of the company's common stock. As of June 30, 1996, Morton had repurchased a total of 6.7 million shares. The weighted average cost per share for the shares repurchased was approximately $36.00.

     For the year, total corporate costs decreased 35 percent. This decrease was due primarily to the receipt of $24.1 million in the second quarter related to the settlement of several environmental insurance issues, as well as tight control of administrative costs and lower net interest expense. Included in corporate costs was a special charge of $2.1 million to reflect the current estimated value of certain assets held for disposition.

     The company's effective tax rate increased in fiscal 1996 to 38.0 percent compared with 37.5 percent in fiscal 1995. This increase results from the $15.8 million charge related to the adoption of FASB Statement No. 121 described above, for which no tax benefit was recorded, partially offset by the effect of a decrease in foreign effective tax rates.


COMPARISON: FISCAL 1995 TO FISCAL 1994

Fiscal 1995 net income per share of $1.96 was 30 percent higher than fiscal 1994. Net sales of $3.33 billion were up 17 percent from fiscal 1994 sales of $2.85 billion.

SPECIALTY CHEMICALS

Specialty chemicals' sales and profits grew in fiscal 1995 as both the U.S. and European economies expanded. Sales reached $1.56 billion, an increase of 14 percent over fiscal 1994 sales of $1.37 billion. Profits increased 15 percent to $223.5 million from $193.6 million in fiscal 1994.

     Sales and profits were also favorably affected by foreign currency translation. Year-to-year exchange fluctuations increased sales by $42.5 million and pretax profits by $6.2 million over the prior year. Currencies primarily responsible for the translation impact were the German deutsche mark and the Dutch guilder.

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


SALT


Sales and earnings were both adversely affected by the mild winter weather experienced in fiscal 1995. This was partially offset by a carryover effect from the prior year's severe winter weather. The significant snowfall, which contributed to the prior year's record results, depleted customer inventories and led to strong early season orders for ice control salt in fiscal 1995.

     Salt sales fell by 1 percent to $534.9 million in fiscal 1995. Earnings were down only 2 percent compared to the prior year's record. Ice control sales for fiscal 1995 finished 8 percent below fiscal 1994's record results.

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

     Morton Automotive Safety Products' fiscal 1995 sales were $1.23 billion, 31 percent over the prior year. Profits increased 38 percent to $226.5 million.

    Included in profits was a $2.4 million pretax charge for the elimination of 324 administrative and technical support positions. Before such charge, profits increased 40 percent over fiscal 1994. Fiscal 1995 pretax profits were also adversely affected by approximately $5.0 million related to the start-up of the European airbag manufacturing operations.

     Downward pricing pressure continued in fiscal 1995 as overall average selling prices decreased 5 percent. Continued implementation of cost reductions and operational efficiencies offset these pricing pressures and resulted in improved operating margins of 19 percent (versus 18 percent in fiscal 1994).

CORPORATE

As a result of tight controls on administrative expense, lower net interest costs and lower accruals related to certain employee stock options, total corporate costs declined by 19 percent during fiscal 1995. Net interest cost was lower in fiscal 1995 as all three business segments continued to generate cash.

     Fiscal 1994 included an accrual related to certain employee stock options that reduced total fiscal 1994 earnings per share by $.07. This was primarily attributable to costs related to the impact of tax rate changes effective in fiscal 1994.

     The effective tax rate in fiscal 1995 was 37.5 percent versus 36.7 percent the prior year.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES
During each of the three fiscal years in the period ended June 30, 1996, operating activities were the principal source of funds for the company, providing $501.2 million, $358.0 million and $331.3 million.

     Net income provided $334.2 million of funds in fiscal 1996 compared to $294.1 million in 1995 and $226.5 million in 1994. Depreciation and amortization of $175.5 million in 1996 was higher than 1995 and 1994 by $14.2 million and $37.9 million, the increase due principally to the higher level of capital spending at the airbag facilities in Utah and Europe in recent years. In the fourth quarter of fiscal 1996, $29.2 million of special charges were described above.

     Changes in operating assets and liabilities resulted in a $42.5 million use of funds in fiscal 1996 compared to a use of funds of $29.6 million in 1995 and $30.1 million in 1994.

        The increase in operating assets net of liabilities in fiscal 1996 over 1995 was largely driven by higher receivables at Morton Automotive Safety Products due to increased sales activity. Partially offsetting the higher receivables balance were reductions in inventory levels by all three business groups and an increase in current liabilities at Morton Automotive Safety Products.

INVESTING ACTIVITIES

Net investing activities for fiscal 1996 required $214.5 million of cash compared with $263.9 million and $213.9 million in fiscal 1995 and 1994. Capital spending was the major component of investing activities in all three years.

     The reduction in capital spending from fiscal 1995 primarily reflects the decline in capital expenditures at the airbag facilities in Utah, an overall decrease in capital spending levels compared with fiscal 1995 and the timing of expenditures. Expansion related to certain chemical products as well as basic upkeep of the salt and chemical facilities were also significant areas of capital spending.

     Investing activities in fiscal 1996 also reflected $4.4 million of proceeds from property and other asset disposals compared to $2.4 million in fiscal 1995 and $16.4 million in fiscal 1994 which was largely from the sale of the semiconductor photoresist business. In fiscal 1996 and 1995, investing activities included $.6 million and $12.7 million of cash invested in businesses acquired.

FINANCING ACTIVITIES
Financing activities for fiscal 1996, 1995 and 1994 used funds of $307.8 million, $72.4 million, and $107.5 million. Dividend payments for the three years were $76.3 million, $65.1 million and $54.9 million. Year-over-year increases in dividends primarily reflected the increase in dividends paid per share.

     Improved operating earnings and cash generation opportunities going forward allowed the company to again raise its dividend in June 1996, effective with the dividend payable September 9, 1996. The increase was 15 percent.

    During the second quarter of fiscal 1996, the Board of Directors authorized a 10 million share buyback of the company's common stock. During fiscal 1996, the company repurchased 6.7 million shares of its common stock for $242.3 million.

     Short-term notes payable decreased $1.1 million, $10.4 million and $59.0 million in 1996, 1995 and 1994. This reflected the lower level of short-term borrowing required as cash generated from operations increased.

OTHER

The company's current ratio was 2.1 at June 30, 1996, the same as June 30, 1995. Total debt as a percentage of total capitalization was 12.9 percent at June 30, 1996, compared to 13.2 percent at June 30, 1995.

     As of June 30, 1996, the company had unexpended authorizations for fixed asset and maintenance projects totaling $189.8 million. The authorizations related primarily to the expansion of the airbag business as well as chemical facility expansion, product improvements, and maintenance on a company-wide basis.

     Estimated cash flow from operations and current financial resources, including financing capacity, are expected to be adequate to fund the company's anticipated working capital requirements, fixed asset spending, dividend payments, and share repurchase program in the foreseeable future.


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

ENVIRONMENTAL MATTERS

For a detailed discussion, see Environmental Matters on page 36 included in the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME



                                                     Year ended June 30
                                          --------------------------------------
(in millions, except per share data)         1996          1995            1994
- --------------------------------------------------------------------------------


Net sales                                $3,612.5       $3,325.9       $2,849.6
Interest, royalties and sundry income        73.7           29.0           27.9
                                         --------       --------       --------
                                          3,686.2        3,354.9        2,877.5
Deductions from income
  Cost of products sold                   2,566.3        2,348.8        1,981.6
  Selling, administrative and general
    expense                                 436.4          424.4          434.0
  Research and development expense           80.2           72.5           66.1
  Interest expense                           24.6           28.4           27.8
  Amortization of goodwill                   10.3           10.3           10.4
  Special charges                            29.2              -              -
                                         --------       --------       --------
                                          3,147.0        2,884.4        2,519.9
                                         --------       --------       --------
Income before income taxes                  539.2          470.5          357.6
Income taxes                                205.0          176.4          131.1
                                         --------       --------       --------
Net income                               $  334.2       $  294.1       $  226.5
                                         --------       --------       --------
Net income per share                     $   2.24       $   1.96       $   1.51
                                         --------       --------       --------
- -------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                  June 30
                                                         -----------------------
(in millions)                                               1996          1995
- --------------------------------------------------------------------------------


ASSETS
CURRENT ASSETS
  Cash and cash equivalents                               $ 71.1         $ 88.3
  Receivables, less allowances of $10.8 and $13.3          624.6          561.5
  Deferred income tax benefits                              23.6           24.3
  Inventories                                              364.5          397.2
  Prepaid expenses                                         112.4           96.9
                                                        --------      ---------
          Total Current Assets                           1,196.2        1,168.2
                                                        --------      ---------
OTHER ASSETS
  Cost in excess of net assets of businesses acquired,
     less amortization                                     296.3          324.1
  Investments in affiliates                                 70.7           79.2
  Miscellaneous                                             62.5           65.0
                                                        --------       --------
                                                           429.5          468.3
                                                        --------       --------

PROPERTY, PLANT AND EQUIPMENT
  Land                                                      35.7           36.7
  Buildings and improvements                               588.9          554.9
  Machinery and equipment                                1,360.9        1,219.9
  Construction in progress                                 165.8          194.5
                                                        --------       --------
                                                         2,151.3        2,006.0
  Less allowances for depreciation                       1,005.5          886.5
                                                        --------       --------
                                                         1,145.8        1,119.5
                                                        --------       --------
                                                       $ 2,771.5      $ 2,756.0
                                                        --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable and current portion of long-term debt     $ 37.2         $ 42.3
  Accounts payable                                         296.6          284.1
  Accrued salaries, wages and other compensation            67.6           66.1
  Other accrued expenses                                   122.3          131.7
  Income taxes                                              33.6           29.9
                                                        --------       --------
         Total Current Liabilities                         557.3          554.1
                                                        --------       --------
Noncurrent Liabilities
  Long-term debt, less current portion                     218.5          218.5
  Deferred income taxes                                     53.4           54.5
  Accrued postretirement benefits other than pensions      155.2          152.1
  Other noncurrent liabilities                             114.3          113.3
                                                        --------       --------
         Total Noncurrent Liabilities                      541.4          538.4
                                                        --------       --------
SHAREHOLDERS' EQUITY
  Preferred stock (par value $1.00 per share)
    Authorized - 25.0 shares, none issued
  Common stock (par value $1.00 per share)
    Authorized - 300.0 shares
    Issued - 148.4  shares and 148.3 shares in
        1996 and 1995                                      148.4          148.3
  Additional paid-in capital                                55.9           62.2
  Retained earnings                                      1,675.5        1,417.6
  Foreign currency translation adjustment and other         11.0           35.4
                                                        --------       --------
                                                         1,890.8        1,663.5
  Less cost of common stock in treasury-6.0 shares         218.0              -
                                                        --------       --------
       Total Shareholders' Equity                        1,672.8        1,663.5
                                                        --------       --------
                                                       $ 2,771.5      $ 2,756.0
                                                        --------       --------
- ---------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Cash provided (used)
                                                              Year ended June 30
                                                   ---------------------------------------
in millions                                            1996           1995           1994
- ------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
  Net income                                        $  334.2        $ 294.1        $ 226.5
  Adjustments to reconcile net income
    to net cash provided by operating activities:
  Depreciation and amortization                        175.5          161.3          137.6
  Deferred income taxes                                  7.3            5.7            5.3
  Undistributed earnings of affiliates                  (2.5)          (5.5)          (8.0)
  Special charges                                       29.2              -              -
  Changes in operating assets and liabilities
   net of effects of businesses acquired:
  Receivables                                          (69.2)         (67.6)         (93.6)
  Inventories                                           12.1          (55.0)         (25.4)
  Accounts payable and accrued expenses                  9.0           14.2           58.4
  Income taxes                                           6.8            3.9           24.8
  Other-net                                             (1.2)           6.9            5.7
                                                    --------       --------      ---------
  Net cash provided by operating
   activities                                          501.2         358.0          331.3
                                                    --------       --------      ---------
Investing Activities
  Purchase of property, plant and
    equipment                                         (216.4)        (252.2)        (219.9)
  Proceeds from property and other asset
    disposals                                            4.4            2.4           16.4
  Cash invested in businesses acquired                   (.6)         (12.7)          (7.0)
  Other                                                 (1.9)          (1.4)          (3.4)
                                                    --------       --------      ---------
 Net cash used for investing activities               (214.5)        (263.9)        (213.9)
                                                    --------       --------      ---------
Financing Activities
  Purchase of common stock for treasury               (242.3)             -              -
  Net repayment of short-term borrowings                (1.1)         (10.4)         (59.0)
  Repayment of long-term debt                              -          (22.2)          (2.6)
  Long-term borrowings                                     -           19.9              -
  Stock option transactions                             11.9            5.4            9.0
  Dividends paid                                       (76.3)         (65.1)         (54.9)
                                                    --------       --------      ---------
 Net cash used for financing activities               (307.8)         (72.4)        (107.5)
                                                    --------       --------      ---------
Effect of foreign exchange rate changes
  on cash and cash equivalents                           3.9            7.9            3.5
                                                    --------       --------      ---------
(Decrease)increase in cash and cash
  equivalents                                          (17.2)          29.6           13.4
Cash and cash equivalents at beginning
  of year                                               88.3           58.7           45.3
                                                    --------       --------      ---------
Cash and cash equivalents at end of year             $  71.1         $ 88.3         $ 58.7
                                                    --------       --------      ---------

- -----------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

Morton International, Inc. is an international organization engaged in the manufacture and marketing of specialty chemicals, automotive inflatable restraint systems and salt. Specialty Chemicals is the largest segment, accounting for 44 percent of 1996 sales. Its major markets include general industrial, packaging, construction, automotive, electronics, paper and printing, textiles, and petroleum, primarily in North America, Europe and Japan but with growing activity in Southeast Asia. The Salt segment contributed 17 percent of 1996 sales. It serves all major North American salt markets with a complete line of salt products. Automotive Safety Products represented 39 percent of 1996 sales and produces airbag inflators and modules for all major U.S., European and Asian automobile manufacturers.

Over 40 percent of the company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of end customers. Although the company manufactures a number of products for this industry, a significant disruption in the industry, a significant change in demand or pricing, or a dramatic change in technology could have a material effect on the company.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Investments in 50 percent or less owned companies and joint ventures, where the company does not effectively control the entity, are carried on the equity basis. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

CASH EQUIVALENTS

The company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of domestic inventories for the Specialty Chemicals and Salt segments (54 percent and 55 percent of consolidated inventories at June 30, 1996 and 1995) is determined by the last-in, first-out (LIFO) method, while the cost of foreign inventories and the automotive safety products inventories is determined by the first-in, first-out (FIFO) method. If the FIFO method, which approximates replacement cost, had been used for all inventories, the total amount for inventories would have been increased by $36.8 million and $36.2 million at June 30, 1996 and 1995.

INTANGIBLE ASSETS

Cost in excess of net assets of businesses acquired and other intangibles are being amortized on a straight-line basis over periods not exceeding 40 years. The amount of accumulated amortization related to intangibles, primarily goodwill, recorded as of June 30, 1996 and 1995, was $131.9 million and $118.7 million.

PROPERTY, PLANT AND EQUIPMENT

The company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed in part under the straight-line method and in part under accelerated methods.

FOREIGN CURRENCY TRANSLATION

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

FOREIGN EXCHANGE CONTRACTS

The company uses forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to firm and anticipated foreign denominated receivables and payables transactions, intercompany financing transactions and dividends from subsidiaries. The company may also use forward foreign exchange contracts to offset the currency fluctuation related to foreign currency denominated debt. The company nets its exposures before entering into hedge transactions. Generally, contracts do not exceed one year. Gains or losses on forward foreign exchange contracts are recognized in determining net income as incurred. Exchange gains (losses) recorded on these forward contracts in 1996, 1995 and 1994 were $1.6 million, $(2.2) million and $(2.9) million. Outstanding forward foreign exchange contracts at June 30, 1996, were values at year-end foreign exchange rates, with the changes in valuations reflected directly in net income.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

QUARTERLY RESULTS

Quarterly results are presented on the inside front cover of the annual report.

SPECIAL CHARGES

During the fourth quarter of fiscal 1996, the company recorded special pretax charges of $29.2 million ($23.9 million after tax or $.16 per share). The charges included amounts related to the early adoption of the accounting standard related to impairment of long-lived assets and the costs related to selected facility rationalizations and employee terminations resulting from the reorganization of the specialty chemicals operations.

    During fiscal 1996, the company adopted Financial Accounting Standards
Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed.

    In applying the criteria of FASB Statement No. 121, the company determined that the significant reduction in the defense related business of its chemical vapor deposition product line and the resulting negative impact on income in recent years were indicators of potential impairment. Accordingly, the company evaluated the ongoing value of long-lived assets associated with this product line in accordance with the provisions of FASB Statement No. 121. Based on this evaluation, the company determined that an impairment did exist and recorded an impairment loss of $15.8 million to write these assets down to their fair value. Fair value was based on estimated future cash flows to be generated by this product line, discounted at a rate commensurate with the risk involved. No tax benefit was recorded related to this charge.

    During the second quarter of fiscal 1996, the company consolidated two of its chemical groups to concentrate resources, streamline operations and better position itself to achieve its strategic growth objectives.

    Related to this action, the company recorded a pretax charge of $11.3 million in the fourth quarter for the planned closure of three domestic chemical facilities and a European sales office as well as the elimination of certain duplicate management and administrative positions. Operations at the facilities to be exited will be transferred to other existing facilities. Components of the one-time charge include $3.0 million related to the disposal of the facilities mentioned above, $4.9 million related to the write-down to net realizable value of certain manufacturing equipment, and $3.4 million related to employee termination costs. These actions are expected to take place over the next 12 to 18 months and, when completed, are expected to generate estimated annual savings of $8.5 million.

    In addition, the company recorded a pretax charge of $2.1 million to write down to current estimated realizable value certain corporate assets held for sale.


INVENTORIES

Components of inventories were as follows:

                                                                 June 30
                                                           ---------------------
(in millions)                                               1996         1995
- --------------------------------------------------------------------------------

Finished products and work-in-process                      $261.3       $287.0
Materials and supplies                                      103.2        110.2
                                                           ------       ------
                                                           $364.5       $397.2
                                                           ------       ------
FINANCING ARRANGEMENTS

The company has committed credit agreements with banks which will expire in December 1996 and January 2001. In addition, lines of credit are available from domestic and foreign banks which generally do not have termination dates but are reviewed annually for renewal. Under these arrangements, the company may borrow upon such terms and conditions as the company and the banks may mutually agree. At June 30, 1996, such credit facilities amounted to approximately $541.4 million, and the unused portions therof were approximately $504.3 million.

    Long-term debt consisted of the following:

                                                                June 30
                                                           ------------------
(in millions)                                               1996        1995

Credit Sensitive Debentures (net of
  unamortized discount of $1.4)                            $198.6      $198.6

Other                                                        20.0        20.0
                                                           ------      ------
                                                            218.6       218.6
Less current portion                                           .1          .1
                                                           ------      ------
                                                           $218.5      $218.5
                                                           ------      ------
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

    The aggregate maturities of long-term debt through June 30, 2001, total $.2 million. Interest paid on borrowings in 1996, 1995 and 1994 was $24.1 million, $28.2 million and $28.4 million.

    Notes payable at June 30, 1996 and 1995, reflected borrowings from banks at average interest rates of 3.8 percent and 5.9 percent.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods were used by the company to estimate its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS
The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

SHORT- AND LONG-TERM DEBT
The carrying amount of the company's borrowings in the form of notes payable approximates its fair value. The fair value of the company's long-term debt is estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

FOREIGN CURRENCY EXCHANGE CONTRACTS
Forward foreign exchange contracts which hedge foreign currency exposures or transactions are valued at current foreign exchange rates.

    The carrying or notional amounts and fair values of the company's financial instruments at June 30, 1996, were as follows:

                                                  Carrying or
                                                   notional        Fair
(in millions)                                       amount         value
- --------------------------------------------------------------------------------

Short-term debt                                     $ 37.1        $ 37.1
Long-term debt                                       218.6         258.1
Forward foreign exchange contracts                    87.9          88.5

INCOME TAXES

The provisions for income taxes were as follows:

(in millions)                                 1996           1995           1994
- --------------------------------------------------------------------------------

Current:
  Federal                                  $137.6         $111.6          $77.1
  State                                      27.2           20.9           14.4
  Foreign                                    32.9           38.2           34.3
                                           ------         ------         ------
                                            197.7          170.7          125.8
                                           ------         ------         ------
Deferred:
  Federal                                     5.3            4.6            3.9
  State                                       1.7            1.0             .3
  Foreign                                      .3             .1            1.1
                                           ------         ------         ------
                                              7.3            5.7            5.3
                                           ------         ------         ------
                                           $205.0         $176.4         $131.1
                                           ------         ------         ------


     A reconciliation of the United States statutory rate to the effective income tax rate follows:

                                              1996           1995          1994
- --------------------------------------------------------------------------------

Statutory rate                              35.0%          35.0%          35.0%
Effect of:
  State tax, net of federal
 tax benefit                                 3.5            3.0            2.7
  Depletion                                 (1.1)          (1.2)          (1.4)
  Net foreign items                         (1.0)           (.2)           (.7)
  Other                                     1.6              .9            1.1
                                           ------         ------         ------
Effective rate                              38.0%          37.5%          36.7%
                                           ------         ------         ------
     Deferred income taxes reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Significant components of the company's deferred tax balances were as follows:
                                                                    June 30
                                                            --------------------
(in millions)                                                1996           1995
- --------------------------------------------------------------------------------

Deferred tax benefits related to:
  Postretirement and postemployment benefits               $64.3          $62.8
  Other                                                     88.5           90.9
                                                          ------         ------
                                                           152.8          153.7
                                                          ------         ------
Deferred tax liabilities related to:
  Tax over book depreciation                                98.0           94.7
  Pension                                                   33.5           29.4
  Other                                                     64.3           67.7
                                                          ------         ------
                                                           195.8          191.8
                                                          ------         ------
Net deferred tax liability                                 $43.0          $38.1
                                                          ------         ------
     No individual item included in other deferred tax benefits or deferred tax liabilities above is material. Deferred income tax benefits at June 30, 1996 and 1995, included $13.2 million and $7.9 million of refundable income taxes.

     Total income tax payments during fiscal 1996, 1995 and 1994 were $189.2 million, $165.0 million and $104.4 million.

     Components of the company's income before income taxes were as follows:

(in millions)                                1996           1995           1994
- --------------------------------------------------------------------------------

Domestic                                   $442.3         $373.4         $267.0
Foreign                                      96.9           97.1           90.6
                                           ------         ------         ------
                                           $539.2         $470.5         $357.6
                                           ------         ------         ------

     The Internal Revenue Service has completed its examination of the company's federal income tax returns through fiscal 1989, and has issued notices of deficiency on certain issues, no one of which is significant. The company disagrees with the proposed adjustments and is taking appropriate action to contest such deficiency notices. Management believes the ultimate resolution of these matters will not have a material effect upon the company's financial position, results of operations, or liquidity.

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are summarized below:



                                                                                                   Foreign
                                                                                                   currency
                                                 Common stock          Additional                  translation
                                            ---------------------        paid-in      Retained     adjustment          Treasury
(in millions)                               Shares         Amount        capital      earnings     and other           stock
- ----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                        48.8         $ 48.8         $ 32.7      $ 1,115.4     $      3.3       $      -
   Net income                                   -              -              -          226.5              -              -
   Cash dividends paid, $1.12(1)
    per share                                   -              -              -         (54.9)              -              -
   Exercise of stock options and related
    income tax benefits                        .4             .4           20.3              -              -              -
   Translation adjustment                       -              -              -              -            6.7              -
   3-for-1 stock split                       98.4           98.4              -         (98.4)              -              -
   Other                                        -              -              -              -             .4              -
                                          -------        -------        -------        -------        -------        -------
Balance June 30, 1994                       147.6          147.6           53.0        1,188.6           10.4              -
   Net income                                   -              -              -          294.1              -              -
   Cash dividends paid, $.44
    per share                                   -              -              -         (65.1)              -              -
   Exercise of stock options and related
    income tax benefits                        .7             .7            8.7              -              -              -
   Translation adjustment                       -              -              -              -           25.1              -
   Other                                        -              -             .5              -           (.1)              -
                                          -------        -------        -------        -------        -------        -------
Balance June 30, 1995                       148.3          148.3           62.2        1,417.6           35.4              -
   Net income                                   -              -              -          334.2              -              -
   Cash dividends paid, $.52
    per share                                   -              -              -         (76.3)              -              -
   Exercise of stock options and related
    income tax benefits                        .1             .1          (6.3)              -              -          24.3
   Translation adjustment                       -              -              -              -         (24.6)              -
   Purchase of common stock for treasury        -              -              -              -              -        (242.3)
   Other                                        -              -              -              -             .2              -
                                          -------        -------        -------        -------        -------        -------
Balance June 30, 1996                       148.4        $ 148.4         $ 55.9      $ 1,675.5        $  11.0       $(218.0)
                                          -------        -------        -------        -------        -------        -------

(1) On a pre-split basis.


    In October 1995, the company's Board of Directors authorized the repurchase of up to 10 million shares of the company's common stock on the open market. During fiscal 1996, the company repurchased approximately 6.7 million shares.

    On June 23, 1994, the company declared a 3-for-1 stock split of its common stock. The stock split was in the form of a 200 percent stock dividend, payable on August 17, 1994, to shareholders of record on August 3, 1994.

    In June 1989, the company declared a dividend distribution of one Preferred Share Purchase Right for each outstanding common share. Until exercisable, the Rights will not be transferable apart from the company's common stock. When exercisable, each Right will entitle its holder to buy one three-hundredths of a share of the company's new series of preferred stock at an exercise price of $58.33-1/3 until July 1, 1999. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 20 percent or more of the company's common stock. In the event the company is acquired in a merger, each Right entitles the holder to purchase common stock of the surviving company having a market value of twice the exercise price of the Rights. In the event any person or group acquires 20 percent or more of the company's common stock (reducible to 15 percent under certain circumstances), each Right entitles the holder (other than such acquirer) to purchase common stock of the company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the company at the price of 1/3 cent per Right prior to the acquisition of 20 percent of the outstanding shares of the company's common stock. At June 30, 1996, 0.6 million shares of preferred stock were reserved for future exercises of Preferred Share Purchase Rights.

BENEFIT PLANS

PENSIONS
The company has noncontributory defined benefit pension plans covering employees at most domestic operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. Most international subsidiaries also have retirement plans.

    The company's funding policy for the domestic plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus any additional amounts which the company may determine to be appropriate.

    The net pension expense for company-sponsored pension plans consisted of the following components:

 in millions                               1996            1995            1994
- -------------------------------------------------------------------------------
Service cost--benefits earned
 during the year                         $ 17.7          $ 15.7          $ 13.9
Interest cost on projected
 benefit obligation                        37.4            34.5            30.9
Return on plan assets:
    Actual                       $(82.7)          $(59.8)         $(18.1)
    Deferred portion               40.0             20.5           (20.1)
                               --------         --------        --------
      Expected return                     (42.7)          (39.3)          (38.2)
Net amortization                            3.1             1.6            (1.4)
                                         ------          ------          ------
Net pension expense                      $ 15.5          $ 12.5          $  5.2
                                         ------          ------          ------

The reconciliation of the funded status of pension plans was as follows:

                                                       June 30, 1996                          June  30, 1995
                                            -----------------------------------     ----------------------------------
                                            Plans in which     Plans in which       Plans in which             Plans in which
                                             assets exceed      accumulated          assets exceed              accumulated
                                             accumulated        benefit obligation   accumulated          benefit obligation
in millions                               benefit obligation    exceeds assets      benefit obligation       exceeds assets
- -----------------------------------------------------------------------------------------------------------------------------------

Plan assets at fair value                            $542.4                $ -               $459.1                     $3.7
                                               ------------        ------------        ------------             ------------
Actuarial present value of projected
  benefit obligations:
  Accumulated benefit obligation
     Vested                                           395.6                21.3               367.7                     25.5
     Non-vested                                        24.8                  .1                23.3                       -
  Provision for future salary increases                80.2                 6.3                81.4                      5.1
                                               ------------        ------------        ------------             ------------
                                                      500.6                27.7               472.4                     30.6
                                               ------------        ------------        ------------             ------------
Plan assets in excess of (less than)
  projected benefit obligation                         41.8               (27.7)              (13.3)                   (26.9)
Unrecognized net experience loss
  since July 1, 1986                                   59.9                11.9               109.6                     14.4
Prior service cost not yet recognized
  in net pension cost                                   (.7)                2.3                (1.0)                     2.6
Unrecognized net (asset) obligation
  at July 1, 1986                                     (23.4)                 .8               (27.0)                      .7
Adjustment to recognize minimum liability                 -                (8.7)                  -                    (12.6)
                                               ------------        ------------        ------------             ------------
Net pension asset (liability) recognized
  in the consolidated balance sheets                 $ 77.6              $(21.4)             $ 68.3                   $(21.8)
                                               ------------        ------------        ------------             ------------


The weighted averages of assumptions used in the determination of the projected benefit obligation were:

                                                  1996      1995      1994
- ----------------------------------------------------------------------------
Discount rate                                      7.8%      7.6%      7.8%
Rate of increases in compensation level            4.9%      4.9%      5.2%
Expected long-term rate of return on assets        9.5%      9.5%      9.5%

    The assets of the company-sponsored plans are invested primarily in equities and bonds.
    Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company currently provides postretirement health care and life insurance benefits to most U.S. and Canadian retirees. In general, U.S. employees who retire after attaining age 55 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. In June 1993, the company adopted a provision which caps the level of company subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992. In general, most Canadian employees who retire after attaining age 55 and are entitled to a pension benefit are eligible for continued retiree health and life insurance coverage. Dependent health insurance is also generally available. The benefits are provided on a noncontributory basis.
    Net periodic postretirement benefit cost included the following components:

in millions                                       1996      1995      1994
- ----------------------------------------------------------------------------

Service cost--benefits
  earned during the year                         $ 2.5     $ 2.2     $ 2.3
Interest cost on accumulated
  postretirement benefit obligation               10.9      11.1      11.9
Net amortization                                   (.9)      (.9)      (.7)
                                                ------    ------    ------
Net periodic postretirement
  benefit cost                                   $12.5     $12.4     $13.5
                                                ------    ------    ------

    At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheets for the company's postretirement benefits:

                                                    June 30
                                                 ---------------
in millions                                       1996      1995
- -----------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees and dependents                       $ 95.1    $102.7
  Fully eligible active plan participants         11.2       9.6
  Other active plan participants                  39.8      36.7
                                                ------    ------
                                                 146.1     149.0
Unrecognized prior period gain                     5.2       2.3
Unamortized plan amendment                        12.9       9.4
                                                ------    ------
Postretirement benefit liability recognized
  in the consolidated balance sheets            $164.2    $160.7
                                                ------    ------

    For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits was 9.5 percent for 1997 and assumed to decrease one percent per year to 5.5 percent in 2001 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the company's policy is to increase retiree contributions so that the company's annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8 percent at June 30, 1996, and 7.6 percent at June 30, 1995. The rate of increase on compensation levels assumed was 4.8 percent at June 30, 1996 and 1995.

    A one percent increase in the annual health care cost trend rates would have increased the accumulated postretirement benefit obligation at June 30, 1996, by approximately $8.2 million and increased postretirement benefit expense for fiscal 1996 by approximately $.9 million.

OTHER
The company contributes to savings plans for eligible domestic employees. Company contributions to the savings plans were $8.4 million, $8.3 million and $7.7 million in 1996, 1995 and 1994.

INCENTIVE PLAN

Under the company's 1989 Incentive Plan (formerly 1989 Stock Awards Plan), grants may be made to key employees of stock options, stock appreciation rights, shares of restricted stock, other awards valued by reference to the company's common stock and cash. Under the 1982 Key Employees Stock Option and Performance Unit Plan, grants could be made to key employees of stock options, stock options with alternative appreciation rights and appreciation rights not related to any option. In addition, certain outstanding options provide for supplemental cash payments to optionees upon exercise for the purpose of reimbursing them for the income tax liability incurred as a result of such exercises. Stock option activity is summarized as follows:

                                                 Option price
                                    Shares         per share
- ------------------------------------------------------------------

Options outstanding at
  June 30, 1994                    6,070,266    $ 9.53 to $35.13
      Granted                        895,870     28.56 to  30.06
      Lapsed                         (27,100)    28.29 to  29.63
      Exercised                     (785,474)     9.53 to  28.29
                                  ----------
Options outstanding at
  June 30, 1995                    6,153,562     10.30 to  35.13
      Granted                        852,110     30.06 to  36.31
      Lapsed                         (74,370)    29.63 to  32.00
      Exercised                   (1,042,926)    10.57 to  29.63
                                  ----------
Options outstanding at
  June 30, 1996 (5,096,361
  exercisable shares)              5,888,376     10.30 to  36.31
                                  ----------

    Options outstanding at June 30, 1996, had expiration dates ranging from October 23, 1996, to June 27, 2006. All stock options granted have an option price equal to the stock's fair market value at date of grant and the number of options is fixed. Therefore, the granting of such options does not result in a charge against earnings. In addition, limited appreciation rights were outstanding covering 2,899,583 option shares. Limited appreciation rights are paid in cash in lieu of the related options upon a change in control of the company, at which time a charge to earnings would be recorded. As of June 30, 1996, supplemental cash payment rights were outstanding with respect to 852,709 option shares, payable upon exercise of options or limited appreciation rights. Supplemental cash payment rights outstanding have been accrued based on the current fair market value of the company's stock and current income tax rates.
    Under the terms of the 1989 Incentive Plan, restricted stock award shares have been granted to certain employees at no cost. The outstanding restricted stock award shares vest from one to five years subsequent to their award dates. The cost of restricted stock awards, based on the stock's fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At June 30, 1996, common stock shares of 31,251 were outstanding under restricted stock awards.
    At June 30, 1996, common stock shares of 7,882,724 were reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards.
    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The company will adopt this standard in fiscal 1997 by disclosing the pro forma net income and earnings per share amounts assuming the fair value method had been used. Compensation cost for stock options and awards will continue to be measured based on intrinsic value under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees."

ENVIRONMENTAL MATTERS

The company, like others in similar businesses, is subject to extensive federal, state and local environmental laws and regulations. Although company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the company to make additional unforeseen environmental expenditures.
    Environmental accruals are routinely reviewed on an interim basis as events and developments warrant and are subjected to a comprehensive review annually during the fiscal fourth quarter.
    The company has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. The company's potential exposure has been evaluated on a site-by-site basis, and an accrual reflecting the company's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs which may be incurred. However, at certain of these sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, the company and one other party have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site-specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. The Wood-Ridge plant site study will commence in early fiscal 1997, and is estimated to take approximately 42 months to complete. Study of the surrounding area is expected to begin after commencement of the plant site study on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of the other party held liable and on the results of both formal and informal attempts to spread liability to others believed to share responsibility.
    Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties. The possibility of recoveries from insurance carriers (in addition to recoveries previously made) is factored into accrual determinations only when the company is reasonably assured that such additional recoveries are probable of realization.
    During the second quarter of fiscal 1996, the company received approximately $24.1 million related to settlement of substantially all claims against the company's former insurance carriers for cleanup expenses at chemical waste disposal sites located throughout the country. These settlements involved policies written by various insurance companies from the 1940's through the mid 1980's. Due to the age of these issues, related expenses had previously been charged to earnings either through actual expenditures for remediation or through the establishment of environmental accruals. As such, the settlement payments received were included in sundry income.
    During the fourth quarter of fiscal 1996, the U.S. EPA notified the company of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi, plant in early 1995. The company retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other possible environmental violations at the plant were also identified, and the investigation has been expanded to address the additional issues. As a result of these irregularities and possible violations, the company may be exposed to fines, penalties and remedial expenses. Since the matter is in its early stages, the company is unable to quantify the extent of its exposure to liability, if any. The company intends to cooperate fully with environmental authorities and is keeping them informed on a continuing basis.
    The company's cleanup expenditures totaled approximately $6.8 million, $3.0 million and $7.8 million for 1996, 1995 and 1994. Amounts accrued as of June 30, 1996, are generally expected to be paid out over a period of up to 15 years.
    Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on the company's financial position, results of operations, or liquidity.

LITIGATION AND REGULATION

There are judicial and administrative claims pending or contemplated against the company in addition to those of an environmental nature discussed in the Environmental Matters note above. Management believes that the resolution of those claims should not have a material effect upon the company's financial position, results of operations, or liquidity.
    Various governmental agencies have authority to limit or prohibit distribution of some of the company's products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon the company's operations.

LEASE COMMITMENTS

The company has commitments under operating leases primarily for building and office space, railroad equipment and real estate. Rental expense charged in 1996, 1995 and 1994 was $38.4 million, $36.3 million and $34.6 million, including insignificant amounts for contingent rentals and sublease income. Renewal and purchase options are available on certain of these leases.
    Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms in excess of one year as of June 30, 1996, were as follows (in millions): 1997 -- $26.4; 1998 -- $16.9; 1999 -- $13.8; 2000 --
$11.9; 2001 -- $9.5; thereafter -- $306.8.

BUSINESS SEGMENT INFORMATION

OPERATIONS IN DIFFERENT BUSINESSES



                                                                                                        Profit as a percent
                                                                                                           of average
                                              Sales(1)                         Profit(2)                identifiable assets
SALES AND PROFIT                       -----------------------------      ---------------------------   ---------------------
in millions                               1996       1995       1994       1996       1995       1994    1996    1995   1994
- ------------------------------------------------------------------------------------------------------------------------------
 Specialty Chemicals(3)              $1,611.7   $1,564.7   $1,369.6     $  222.0   $  223.5   $  193.6   15.4%   15.8%  14.7%
 Salt                                   603.3      534.9      541.5        124.7      117.4      119.3   32.9    34.0   37.8
 Automotive Safety Products           1,397.5    1,226.3      938.5        255.6      226.5      164.0   34.6    34.8   30.5
                                     --------   --------   --------     --------   --------   --------
 Business totals                      3,612.5    3,325.9    2,849.6        602.3      567.4      476.9   23.5    23.5   21.9
 General Corporate expense -- net(4)        -          -          -        (63.1)     (96.9)    (119.3)
                                     --------   --------   --------     --------   --------   --------
 Consolidated totals                 $3,612.5   $3,325.9   $2,849.6     $  539.2   $  470.5   $  357.6
                                     --------   --------   --------     --------   --------   --------

ASSETS, CAPITAL EXPENDITURES,                     Year end                         Capital                   Depreciation and
DEPRECIATION AND AMORTIZATION               identifiable assets                  expenditures                  amortization
                                       -----------------------------    ----------------------------     -----------------------
in millions                               1996       1995       1994       1996       1995       1994       1996    1995    1994
- --------------------------------------------------------------------------------------------------------------------------------
 Specialty Chemicals                  $1,427.8   $1,459.3   $1,370.2     $ 86.8     $ 83.0     $ 87.5     $ 66.8  $ 63.1  $ 57.9
 Salt                                    385.3      371.9      319.2       35.8       42.1       35.7       32.6    30.8    30.1
 Automotive Safety Products              768.2      709.7      593.6       91.8      125.8       94.3       72.1    63.5    45.7
                                     ---------  ---------  ---------  ---------  ---------  ---------     ------  ------  ------
 Business totals                       2,581.3    2,540.9    2,283.0      214.4      250.9      217.5      171.5   157.4   133.7
 General Corporate(5)                    190.2      215.1      179.6        2.0        1.3        2.4        4.0     3.9     3.9
                                     ---------  ---------  ---------  ---------  ---------  ---------    -------  ------  ------
 Consolidated totals                  $2,771.5   $2,756.0   $2,462.6     $216.4     $252.2     $219.9     $175.5  $161.3  $137.6
                                     ---------  ---------  ---------  ---------  ---------  ---------    -------  ------  ------

OPERATIONS IN DIFFERENT
GEOGRAPHIC AREAS                                                                                          Year end
                                       Sales(1)                           Profit(2)                 identifiable assets
                             ---------------------------------     ----------------------------    ----------------------------
in millions                        1996       1995       1994       1996       1995       1994       1996       1995       1994
- --------------------------------------------------------------------------------------------------------------------------------

 United States                 $2,819.6   $2,645.7   $2,280.5     $502.9     $467.2     $384.3   $1,934.9   $1,909.9   $1,775.7
 Foreign Areas --
   Canada and Bahamas             194.1      185.3      197.6       41.0       35.1       45.9      161.5      153.4     148.2
   Europe                         567.8      465.0      341.2       54.8       61.7       43.7      462.3      452.3     328.6
   Others                          31.0       29.9       30.3        3.6        3.4        3.0       22.6       25.3      30.5
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                               $3,612.5   $3,325.9   $2,849.6     $602.3     $567.4     $476.9   $2,581.3   $2,540.9   $2,283.0
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

(1) Export sales from the United States in fiscal 1996 were 17% of sales to unaffiliated customers, primarily to Canada, Europe and Japan, while in fiscal 1995 and 1994, such sales were 18% and 16%. Intersegment and intergeographic area sales and transfers were insignificant. No country within the European grouping contributed or represented 10% or more of sales, profit, or identifiable assets. During fiscal 1996, 1995 and 1994, a customer of the Automotive Safety Products segment accounted for approximately 12%, 13% and 10% of total sales.
(2) Business segment profit is before income taxes, interest income, interest expense and allocation of certain corporate administrative expenses, but included foreign exchange gains (losses) of $.7 million, $.5 million and $(2.9) million in 1996, 1995 and 1994.
(3) Fiscal 1996 profit included special charges of $27.1 million. Refer to Special Charges footnote. Fiscal 1996 profit also included $11.2 million related to proceeds received, net of the impact on operations, for the formation of a joint venture.
(4) Fiscal 1996 included $24.1 million income related to the settlement of several environmental insurance issues. Fiscal 1996 also included special charges of $2.1 million. Refer to Special Charges footnote.
(5) Corporate assets are principally cash and cash equivalents, deferred income tax benefits, prepaid expenses and property, plant and equipment.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Shareholders and Board of Directors Morton International, Inc.

We have audited the accompanying consolidated balance sheets of Morton International, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996.

/s/ Ernst & Young LLP
Chicago, Illinois
July 31, 1996



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

    The functioning of the accounting system and controls over it are reviewed by an extensive program of internal audits and by the company's independent auditors, Ernest & Young LLP. The responsibility of the Board of Directors for the company's financial statements is exercised through its Audit Committee, which is composed of Directors who are not company employees. The Audit Committee recommends to the Board of Directors the selection of the independent auditors and reviews their fee arrangements. It meets periodically with management, the internal auditors and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters.

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


/s/ Thomas F. McDevitt
Thomas F. McDevitt
Vice President Finance and Chief Financial Officer
July 31, 1996

                    MORTON INTERNATIONAL MANUFACTURES AND MARKETS

                        SPECIALTY CHEMICALS, AIRBAGS AND SALT.


    [PICTURE]                     [PICTURE]                     [PICTURE]

                WITH A STRONG FINANCIAL STANDING AND STEADY CASH FLOW,

                    MORTON CONTINUES TO ENHANCE SHAREHOLDER VALUE.

        THE COMPANY HAS ALWAYS AGGRESSIVELY PURSUED A GROWTH-ORIENTED APPROACH

         WITH STRATEGIC INVESTMENTS TO GAIN ADVANTAGES OVER ITS COMPETITION.

 MORTON BUSINESSES ARE MARKET LEADERS AND NEW PRODUCT DEVELOPMENT IS A PRIORITY.

       MORE THAN 14,000 EMPLOYEES OPERATE 75 PLANTS AND OFFICES IN 24 COUNTRIES.

                  TOGETHER, THEY BRING A COMMITMENT TO CUSTOMERS AS

                      MORTON BUILDS ON ITS TRADITION OF SUCCESS.


FINANCIAL HIGHLIGHTS



                                                                          1996                                   1995
                                                             --------------------------------       ------------------------------
dollars in millions, except per share data                     Amount             Per  share           Amount           Per share
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $3,612.5                                $3,325.9

Income before special charges, net of taxes                  $  358.1              $ 2.40            $  294.1             $ 1.96

Net income                                                   $  334.2              $ 2.24            $  294.1             $ 1.96

Book value at end of year                                    $1,672.8              $11.75            $1,663.5             $11.22

Total debt to capitalization                                    12.9%                                   13.2%
- ----------------------------------------------------------------------------------------------------------------------------------


QUARTERLY FINANCIAL HIGHLIGHTS

                                                                               (Unaudited)

                                                    Fiscal year 1996                                 Fiscal year 1995
                                     ---------------------------------------------     -------------------------------------------
                                                   Three months ended                               Three months ended
                                     ----------------------------------------------    -------------------------------------------
in millions, except per share data   June 30(3) March 31(4) Dec. 31 (5)   Sept. 30     June 30    March 31     Dec. 31    Sept. 30
- ----------------------------------------------------------------------------------------------------------------------------------
Net sales                              $ 888.4     $ 998.4     $ 916.1     $ 809.6     $ 828.5     $ 921.0     $ 830.9     $ 745.5

Gross profit                             257.1       289.0       270.9       229.2       233.8       274.0       244.8       224.5

Income before income taxes               100.0       172.3       159.2       107.7       111.3       143.8       116.3        99.1

Net income                                59.7       107.7        99.5        67.3        69.6        89.9        72.7        61.9


Net income per share (1)                   .41         .72         .66         .45         .46         .60         .49         .41

Cash dividends per share                   .13         .13         .13         .13         .11         .11         .11         .11

Market price of common stock(2)
  High                                  39-3/4      40-1/4      36-1/8      34          32          30-7/8      29-1/2      30-1/4
  Low                                   34-3/8      34          29-5/8      28-1/8      26-1/4      26-1/4      25-3/4      25-7/8


(1) Net income per share has been calculated based on the average number of common and common equivalent shares outstanding for the company.

(2) The principal market is the New York Stock Exchange and prices are based on the Composite Tape (Ticker symbol MII).

(3) Includes special charges of $29.2 million pretax ($23.9 million after tax or $.16 per share). Refer to Special Charges footnote on page 31.

(4) Includes $15.0 million proceeds ($9.4 million after tax or $.06 per share) related to the formation of a joint venture.

(5) Includes $24.1 million pretax income ($15.1 million after tax or $.10 per share) related to the settlement of several environmental insurance issues.

                        A LOOK AT ACHIEVING LONG-TERM SUCCESS




SELECTED FINANCIAL DATA
dollars in millions, except per share data               1996        1995        1994        1993        1992
- ---------------------------------------------------------------------------------------------------------------
OPERATIONS

Net sales                                           $ 3,612.5   $ 3,325.9   $ 2,849.6   $ 2,309.8   $ 2,043.9
Cost of products sold                                 2,566.3     2,348.8     1,981.6     1,596.4     1,399.6
Selling, administrative and general expense             436.4       424.4       434.0       391.7       341.7
Research and development expense                         80.2        72.5        66.1        68.6        61.3
Interest expense                                         24.6        28.4        27.8        33.7        33.8
Amortization of goodwill                                 10.3        10.3        10.4        10.7        10.8
Special charges (income)                                 29.2           -           -        30.0           -
Income from operations, net of income taxes(1)          334.2       294.1       226.5       126.9       144.5
Other charges to income(2)                                  -           -           -        94.4           -
Net income                                              334.2       294.1       226.5        32.5       144.5
Provision for depreciation                              161.4       147.0       123.7       103.0        91.3
- ---------------------------------------------------------------------------------------------------------------

FINANCIAL

Total assets                                        $ 2,771.5   $ 2,756.0   $ 2,462.6   $ 2,238.8   $ 2,110.9
Working capital                                         638.9       614.1       439.2       340.6       324.9
Current ratio                                             2.1         2.1         1.8         1.6         1.7
Long-term debt                                      $   218.5   $   218.5   $   198.6   $   217.8   $   222.6
Total debt to capitalization                             12.9%       13.2%       15.5%       20.6%       20.2%
Shareholders' equity                                $ 1,672.8   $ 1,663.5   $ 1,399.6   $ 1,200.2   $ 1,222.9
Shareholders' equity per share                      $   11.75   $   11.22   $    9.48   $    8.20   $    8.40
Return on shareholders' equity(3)                        20.1%       21.0%       18.9%       10.4%       13.1%
Capital expenditures                                $   216.4   $   252.2   $   219.9   $   201.4   $   200.1
Cash dividends paid                                      76.3        65.1        54.9        46.6        46.5
- ---------------------------------------------------------------------------------------------------------------

PER SHARE DATA(5)

Income from operations(1)                           $    2.24   $    1.96   $    1.51   $     .86   $     .98
Other charges to income(2)                                  -           -           -        (.64)          -
                                                    ---------   ---------   ---------   ---------   ---------
Net income                                          $    2.24   $    1.96   $    1.51   $     .22   $     .98
                                                    ---------   ---------   ---------   ---------   ---------
Cash dividends paid                                 $    .520   $    .440   $    .373   $    .320   $    .320
- ---------------------------------------------------------------------------------------------------------------

GENERAL

Average number of common shares
  outstanding (in thousands)(5)                       149,391     150,140     150,090     148,113     147,140
Approximate number of shareholders                     10,625       9,900       8,860       9,370       9,870
Approximate number of employees                        14,100      13,800      13,100      11,900      10,700
- ---------------------------------------------------------------------------------------------------------------




SELECTED FINANCIAL DATA

dollars in millions, except per share data               1991       1990     1989(4)    1988(4)    1987(4)
- ------------------------------------------------------------------------------------------------------------
OPERATIONS

Net sales                                            $1,905.9   $1,638.7   $1,406.6   $1,248.3   $1,093.9
Cost of products sold                                 1,319.7    1,123.3      957.6      826.7      702.6
Selling, administrative and general expense             289.7      260.9      223.0      211.7      199.1
Research and development expense                         58.6       47.8       38.1       34.9       31.1
Interest expense                                         36.4       17.3        9.1        4.1        3.0
Amortization of goodwill                                 10.6        7.0        5.7        5.1        4.4
Special charges (income)                                    -      (14.3)      37.1          -          -
Income from operations, net of income taxes(1)          138.3      134.8       97.1      116.4      105.0
Other charges to income(2)                                  -          -          -        3.8          -
Net income                                              138.3      134.8       97.1      112.6      105.0
Provision for depreciation                               80.9       68.9       58.1       52.9       46.6
- ------------------------------------------------------------------------------------------------------------

FINANCIAL

Total assets                                         $1,925.8   $1,813.7   $1,364.3   $1,178.9   $1,009.1
Working capital                                         347.5      324.4      256.3      227.3      189.3
Current ratio                                             1.8        1.8        1.9        2.0        1.9
Long-term debt                                       $  255.7   $  261.4   $   43.9   $   45.6   $    4.8
Total debt to capitalization                            22.1%      24.0%       9.3%       8.4%       3.4%
Shareholders' equity                                 $1,103.4   $1,008.1   $  900.7   $  790.1   $  676.8
Shareholders' equity per share                       $   7.61   $   7.00   $   6.27   $   5.53   $   4.77
Return on shareholders' equity(3)                       13.7%      15.0%      12.3%      17.2%      20.0%
Capital expenditures                                 $  163.6   $  111.3   $  131.9   $   97.7   $   72.5
Cash dividends paid                                      45.2       41.4          -          -          -
- ------------------------------------------------------------------------------------------------------------

PER SHARE DATA(5)

Income from operations(1)                            $    .95   $    .93   $    .68   $    .81   $    .74
Other charges to income(2)                                  -          -          -       (.02)         -
                                                     --------   --------   --------   --------   --------
Net income                                           $    .95   $    .93   $    .68   $    .79   $    .74
                                                     --------   --------   --------   --------   --------
Cash dividends paid                                  $   .313   $   .287          -          -          -
- ------------------------------------------------------------------------------------------------------------

GENERAL

Average number of common shares
  outstanding (in thousands)(5)                       145,583    144,458    143,678    143,558    142,933
Approximate number of shareholders                     10,190     10,600     11,280     11,930     12,520
Approximate number of employees                        10,200      9,700      8,400      7,800      7,700
- ------------------------------------------------------------------------------------------------------------


(1) Fiscal 1996 included special charges of $23.9 million or $.16 per share. Refer to Special Charges footnote. Fiscal 1996 also included $15.1 million or $.10 per share related to the settlement of several environmental insurance issues and $7.1 million or $.05 per share related to proceeds received, net of the impact on operations, for the formation of a joint venture. Fiscal 1993 included special accruals related to therestructuring of operations including disposition of facilities and relocation of manufacturing facilities of $19.1 million or $.13 per share. Fiscal 1990 included the gain on sale of a 40% interest in a foreignaffiliate of $13.1 million or $.09 per share and unusual charges of $7.3 million or $.05 per share for additional anticipated costs related primarily to previously divested operations and to the spin-off from Thiokol Corporation. Fiscal 1989 included reorganization and other unusual charges of $25.0 million or $.17 per share.

(2) 1993 charge was the cumulative effect of change in accounting for postretirement benefits other than pensions and postemployment benefits. 1988 charge was the cumulative effect of change in accounting for income taxes.

(3) Based on total income from operations and calculated on beginning-of-year shareholders' equity.

(4) Effective July 1, 1989, Morton Thiokol, Inc. (MTI) transferred its commercial businesses and certain corporate assets and certain liabilities to the company. Since July 1, 1989, MTI (now Thiokol Corporation) and the company have been independent companies. MTI was responsible for dividend payments prior to July 1, 1989. (5)For fiscal 1990 through 1996, per share amounts were calculated based onthe average number of common and common equivalent shares outstanding for the company. For periods prior to July 1, 1989, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for MTI.

(5) For fiscal 1990 through 1996, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for the company. For periods prior to July 1, 1989, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for MTI.

BUSINESS SEGMENT RESULTS
DOLLARS IN MILLIONS


   AUTOMOTIVE SAFETY PRODUCTS -- SALES
96 ................................................................... 1,397.5
95 ................................................................... 1,226.3
94 ...................................................................   938.5
93 ...................................................................   524.0
92 ...................................................................   328.9


   AUTOMOTIVE SAFETY PRODUCTS -- PROFITS
96 ...................................................................   255.6
95 ...................................................................   226.5
94 ...................................................................   164.0
93 ...................................................................    78.0
92 ...................................................................    48.1


   SALT -- SALES
96 ...................................................................   603.3
95 ...................................................................   534.9
94 ...................................................................   541.5
93 ...................................................................   511.5
92 ...................................................................   480.7



   SALT -- PROFITS
96 ...................................................................   124.7
95 ...................................................................   117.4
94 ...................................................................   119.3
93 ...................................................................   102.3
92 ...................................................................    92.9


   SPECIALTY CHEMICALS -- SALES
96 ................................................................... 1,611.7
95 ................................................................... 1,564.7
94 ................................................................... 1,369.6
93 ................................................................... 1,274.3
92 ................................................................... 1,234.3


   SPECIALTY CHEMICALS -- PROFITS
96 ...................................................................   249.1*
95 ...................................................................   223.5
94 ...................................................................   193.6
93 ...................................................................   162.4**
92 ...................................................................   165.3


   * Before special charges of $27.1 million. Refer to special charges footnote on page 31.
  ** Before a $27.0 million charge related to the restructuring of operations.