Form 10-K405, Exhibit 13
period 1997-06-30
MORTON INTERNATIONAL INC
filed 1997-09-23
CIK 68361

FINANCIAL HIGHLIGHTS

                                                             1997                         1996
                                                     ----------------------       ----------  ----------
dollars in millions, except per share data            Amount      Per share        Amount      Per share
--------------------------------------------------------------------------------------------  ----------
Net sales                                            $2,340.6                     $2,215.0
Income from continuing operations                    $  213.6      $ 1.48         $  178.7      $ 1.20
Net income                                           $  343.0      $ 2.38         $  334.2      $ 2.24
Book value at end of year                            $1,734.3      $12.65         $1,672.8      $11.75
Total debt to capitalization                             12.6%                        13.0%
--------------------------------------------------------------------------------------------  ----------

QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)



                                                                   Fiscal year 1997
                                                     -----------------------------------------------
                                                                  Three months ended
                                                     -----------------------------------------------
in millions, except per share data                    June 30     March 31     Dec. 31     Sept. 30
---------------------------------------------------------------------------------------------------
Net sales                                             $ 614.9     $  638.5     $ 564.2     $  523.0
Gross profit                                            199.9        208.0       179.5        172.9
Income from continuing operations
  before income taxes                                    83.4        100.6        79.2         70.6

Income from continuing operations                     $  53.5     $   64.4     $  50.6     $   45.1
Income from discontinued operations,
   net of income taxes                                   13.4         44.9        37.5         33.6
                                                      -------     --------     -------     --------
Net income                                            $  66.9     $  109.3     $  88.1     $   78.7
                                                      -------     --------     -------     --------

Per share(1):
   Income from continuing operations                  $   .37     $    .45     $   .35     $    .31
   Income from discontinued operations                    .10          .31         .26          .23
                                                      -------     --------     -------     --------
   Net income                                         $   .47     $    .76     $   .61     $    .54
                                                      -------     --------     -------     --------
Cash dividends per share(2)                           $   .12     $    .15     $   .15     $    .15

Market price of common stock(3)
  High                                                $42 7/8     $ 44 5/8     $ 43        $ 39 3/4
  Low                                                  29 7/8       40           38 1/8      33 1/4


                                                              Fiscal year 1996
                                                ---------------------------------------------
                                                             Three months ended
                                                ---------------------------------------------  -----------
                                                June 30 (4)     March 31 (5)     Dec. 31 (6)     Sept. 30
                                                ---------------------------------------------  -----------
Net sales                                       $  519.1         $  629.8         $  559.5         $  506.6
Gross profit                                       166.0            196.9            174.9            159.5
Income from continuing operations
  before income taxes                               37.4            102.9             88.2             56.8

Income from continuing operations               $   21.4         $   65.2         $   56.0         $   36.1
Income from discontinued operations,
   net of income taxes                              38.3             42.5             43.5             31.2
                                                --------         --------         --------         --------
Net income                                      $   59.7         $  107.7         $   99.5         $   67.3
                                                --------         --------         --------         --------

Per share(1):
   Income from continuing operations            $    .15         $    .44         $    .37         $    .24
   Income from discontinued operations               .26              .28              .29              .21
                                                --------         --------         --------         --------
   Net income                                   $    .41         $    .72         $    .66         $    .45
                                                --------         --------         --------         --------
Cash dividends per share(2)                     $    .13         $    .13         $    .13         $    .13

Market price of common stock(3)
  High                                          $ 39 3/4         $ 40 1/4         $ 36 1/8         $ 34
  Low                                             34 3/8           34               29 5/8           28 1/8



(1) Per share income has been calculated based on the average number of common and common equivalent shares outstanding for the company and the predecessor corporation (Old Morton).

(2) Cash dividends reflect total payments made by Old Morton through April 30, 1997, and by the company thereafter. Refer to Spinoff and Basis of Presentation footnote.

(3) The principal market is the New York Stock Exchange and prices are based on the Composite Tape (Ticker symbol MII). Stock prices after April 30, 1997 reflect the result of the Spinoff described in the Spinoff and Basis of Presentation footnote.

(4) Includes special charges of $29.2 million pretax ($23.9 million after tax or $.16 per share). Refer to Special Charges footnote.

(5) Includes $15.0 million proceeds ($9.4 million after tax or $.06 per share) related to the formation of a joint venture.

(6) Includes $24.1 million pretax income ($15.1 million after tax or $.10 per share) related to the settlement of several environmental insurance issues.

SELECTED FINANCIAL DATA (1)

dollars in millions, except per share data        1997       1996       1995       1994       1993
---------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                     $2,340.6   $2,215.0   $2,099.6   $1,911.1   $1,785.8
Cost of products sold                          1,580.3    1,517.7    1,424.1    1,277.8    1,201.9
Selling, administrative and
  general expense                                378.5      361.1      361.4      373.0      356.2
Research and development expense                  58.8       60.2       58.1       53.8       54.6
Interest expense                                  25.6       24.4       28.4       27.8       33.5
Amortization of goodwill                          11.2       10.3       10.3       10.4       10.7
Special charges (income)                            --       29.2         --         --       30.0
Income from continuing operations before
  other charges, net of income taxes(2)          213.6      178.7      152.7      123.3       77.2
Other charges to income(3)                          --         --         --         --       90.7
Income (loss) from continuing operations         213.6      178.7      152.7      123.3      (13.5)
Income (loss) from discontinued operations       129.4      155.5      141.4      103.2       46.0
Net income                                       343.0      334.2      294.1      226.5       32.5
Provision for depreciation(4)                    100.3       88.8       83.1       77.6       75.5
---------------------------------------------------------------------------------------------------
FINANCIAL

Total assets                                  $2,804.9   $2,629.1   $2,652.0   $2,352.3   $2,154.5
Working capital                                  866.9      415.5      398.9      286.2      228.8
Current ratio                                      2.7        1.9        1.8        1.6        1.5
Long-term debt                                $  224.1   $  218.5   $  218.5   $  198.6   $  217.8
Total debt to capitalization                      12.6%      13.0%      13.3%      15.6%      20.7%
Shareholders' equity                          $1,734.3   $1,672.8   $1,663.5   $1,399.6   $1,200.2
Shareholders' equity per share                $  12.65   $  11.75   $  11.22   $   9.48   $   8.20
Return on shareholders' equity(5)                 20.5%      20.1%      21.0%      18.9%      10.4%
Capital expenditures(4)                       $  117.4   $  124.4   $  126.4   $  125.0   $   97.9
Cash dividends paid(6)                            80.7       76.3       65.1       54.9       46.6
---------------------------------------------------------------------------------------------------
PER SHARE DATA(8)

Income from continuing operations before
  other charges, net of income taxes(2)       $   1.48   $   1.20   $   1.02   $    .82   $    .52
Other charges to income(3)                          --         --         --         --       (.61)
                                              --------   --------   --------   --------   --------
Income (loss) from continuing operations          1.48       1.20       1.02        .82       (.09)
Income (loss) from discontinued operations         .90       1.04        .94        .69        .31
                                              --------   --------   --------   --------   --------
Net income                                    $   2.38   $   2.24   $   1.96   $   1.51   $    .22
                                              --------   --------   --------   --------   --------
Cash dividends paid(6)                        $   .570   $   .520   $   .440   $   .373   $   .320
---------------------------------------------------------------------------------------------------
GENERAL

Average number of common shares
  outstanding (in thousands)(8)                143,945    149,391    150,140    150,090    148,113
Approximate number of shareholders              10,500     10,625      9,900      8,860      9,370
Approximate number of employees(4)              10,500      8,700      8,800      8,800      8,700
---------------------------------------------------------------------------------------------------


                                                1992       1991       1990     1989 (7)   1988 (7)
----------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                      $1,715.0   $1,680.7   $1,475.7   $1,356.3   $1,231.0
Cost of products sold                           1,152.7    1,146.4      990.1      910.1      807.7
Selling, administrative and
  general expense                                 317.3      273.7      249.8      216.5      211.7
Research and development expense                   52.1       54.3       44.3       36.7       34.9
Interest expense                                   33.8       36.4       17.3        9.1        4.1
Amortization of goodwill                           10.8       10.6        7.0        5.7        5.1
Special charges (income)                             --         --      (14.3       37.1         --
Income from continuing operations before
  other charges, net of income taxes(2)           113.3      117.9      124.5      100.0      117.4
Other charges to income(3)                           --         --         --         --        3.8
Income (loss) from continuing operations          113.3      117.9      124.5      100.0      113.6
Income (loss) from discontinued operations         31.2       20.4       10.3       (2.9)      (1.0)
Net income                                        144.5      138.3      134.8       97.1      112.6
Provision for depreciation(4)                      73.9       69.5       61.6       54.7       51.8
----------------------------------------------------------------------------------------------------
FINANCIAL

Total assets                                   $2,056.7   $1,886.6   $1,781.7   $1,347.8   $1,173.3
Working capital                                   251.7      288.0      281.4      238.9      214.6
Current ratio                                       1.6        1.8        1.7        1.8        1.9
Long-term debt                                 $  222.6   $  255.7   $  261.4   $   43.9   $   45.6
Total debt to capitalization                       20.3%      22.2%      24.1%       9.4%       8.4%
Shareholders' equity                           $1,222.9   $1,103.4   $1,008.1   $  900.7   $  790.1
Shareholders' equity per share                 $   8.40   $   7.61   $   7.00   $   6.27   $   5.53
Return on shareholders' equity(5)                  13.1%      13.7%      15.0%      12.3%      17.2%
Capital expenditures(4)                        $   92.0   $   98.0   $   82.8   $   92.0   $   76.8
Cash dividends paid(6)                             46.5       45.2       41.4         --         --
----------------------------------------------------------------------------------------------------
PER SHARE DATA(8)

Income from continuing operations before
  other charges, net of income taxes(2)        $    .77   $    .81   $    .86   $    .70   $    .81
Other charges to income(3)                           --         --         --         --       (.02)
                                               --------   --------   --------   --------   --------
Income (loss) from continuing operations            .77        .81        .86        .70        .79
Income (loss) from discontinued operations          .21        .14        .07       (.02)        --
                                               --------   --------   --------   --------   --------
Net income                                     $    .98   $    .95   $    .93   $    .68   $    .79
                                               --------   --------   --------   --------   --------
Cash dividends paid(6)                         $   .320   $   .313   $   .287         --         --
----------------------------------------------------------------------------------------------------
GENERAL

Average number of common shares
  outstanding (in thousands)(8)                 147,140    145,583    144,458    143,678    143,558
Approximate number of shareholders                9,870     10,190     10,600     11,280     11,930
Approximate number of employees(4)                8,600      8,800      8,800      7,900      7,500
----------------------------------------------------------------------------------------------------

(1) The Selected Financial Data primarily reflect the continuing operations of the company's specialty chemicals, salt and corporate operations which were spun-off to shareholders of Old Morton in a tax free distribution in the U.S. effective April 30, 1997. The operations of the Automotive Safety Products business have been accounted for as discontinued operations in all periods prior to the Spinoff. Refer to Spinoff and Basis of Presentation footnote.

(2) Fiscal 1996 included special charges of $23.9 million or $.16 per share. Refer to Special Charges footnote. Fiscal 1996 also included $15.1 million or $.10 per share related to the settlement of several environmental insurance issues and $9.4 million or $.06 per share related to proceeds received for the formation of a joint venture. Fiscal 1993 included special accruals related to the restructuring of operations including disposition of facilities and relocation of manufacturing facilities of $19.1 million or $.13 per share. Fiscal 1990 included the gain on sale of a 40 percent interest in a foreign affiliate of $13.1 million or $.09 per share and unusual charges of $7.3 million or $.05 per share for additional anticipated costs related primarily to previously divested operations and to the Spinoff from Thiokol Corporation. Fiscal 1989 included reorganization and other unusual charges of $25.0 million or $.17 per share.

(3) 1993 charge was the cumulative effect of change in accounting for postretirement benefits other than pensions and postemployment benefits. 1988 charge was the cumulative effect of change in accounting for income taxes.

(4)  Continuing operations only.

(5) Based on net income before other charges including those related to discontinued operations and calculated on beginning-of-year shareholders' equity.

(6) Cash dividends reflect total payments made by Old Morton through April 30, 1997 and by the company thereafter. Refer to Spinoff and Basis of Presentation footnote.

(7) Effective July 1, 1989, Morton Thiokol, Inc. (MTI) transferred its commercial businesses and certain corporate assets and certain liabilities to Old Morton. Since July 1, 1989, MTI (now Thiokol Corporation) and the company have been independent companies. MTI was responsible for dividend payments prior to July 1, 1989.

(8) For fiscal 1990 through 1997, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for the company and Old Morton described in note (1) above. For periods prior to July 1, 1989, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for MTI.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ON APRIL 30, 1997, MORTON INTERNATIONAL, INC. COMPLETED THE SPINOFF OF ITS SPECIALTY CHEMICALS AND SALT BUSINESSES INTO A NEW COMPANY, REFERRED TO AS "NEW" MORTON INTERNATIONAL, INC. SEE PAGE 20 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR A MORE DETAILED DESCRIPTION OF THE SPINOFF.

     "NEW" MORTON INTERNATIONAL, INC. (THE COMPANY) MANUFACTURES AND MARKETS QUALITY PRODUCTS TO MEET THE NEEDS OF ITS SALT AND SPECIALTY CHEMICALS CUSTOMERS. FOR REPORTING PURPOSES, THE COMPANY SEPARATES REVENUES AND COSTS INTO TWO BUSINESS SEGMENTS -- SPECIALTY CHEMICALS AND SALT.

     THE FOLLOWING IS A DISCUSSION OF OPERATING RESULTS COMPARING FISCAL YEARS 1997 TO 1996 AND 1996 TO 1995; LIQUIDITY AND CAPITAL RESOURCES; AND THE IMPACT OF INFLATION AND ENVIRONMENTAL MATTERS.

COMPARISON: FISCAL 1997 TO FISCAL 1996

Boosted by strong fourth quarter volumes in chemicals and the recent acquisitions of Salins du Midi and Pulverlac, the company generated sales of $2.34 billion, an increase of 6 percent from fiscal 1996 sales of $2.22 billion. Income from continuing operations increased 20 percent to $213.6 million. Fiscal 1996 income from continuing operations included special charges of $23.9 million ($29.2 million pretax), offset by $15.1 million ($24.1 million pretax) related to the settlement of several environmental insurance issues and $9.4 million ($15.0 million pretax) related to proceeds received for the formation of a joint venture. Income from discontinued operations, net of applicable income taxes, was $129.4 million in fiscal 1997 versus $155.5 million in 1996. Fiscal 1997 discontinued operations included 10 months of Morton Automotive Safety Products results versus a full year in 1996. On an earnings per share basis, continuing operations increased from $1.20 in fiscal 1996 to $1.48 in the current year. Total earnings per share in fiscal 1997, including the results of Morton's Automotive Safety Products business for 10 months, was $2.38 versus $2.24 in fiscal 1996, an increase of 6 percent.

     SPECIALTY CHEMICALS
For the full year 1997, Morton's specialty chemicals sales were up 4 percent to $1.68 billion from $1.61 billion in 1996. The increase in sales was mainly attributed to higher volumes and the Pulverlac acquisition which contributed $35.4 million to 1997 sales.

      Those product lines contributing most to the increase were industrial adhesives, thermoplastic polyurethanes, advanced materials, plastics additives, industrial coatings and powder coatings. These product lines contributed $588.7 million or 35 percent of specialty chemicals full year sales. Year-over-year growth of the combined sales of these product lines was 10 percent, contributing approximately 76 percent of the year-over- year sales increase.

      Operating earnings rose 21 percent to $268.6 million during the year or 8 percent excluding the prior year $27.1 million pretax special charge. Strong profit contributors included packaging adhesives, advanced materials, performance chemicals, plastics additives, industrial coatings and powder coatings. Automotive coatings results, excluding the impact of the creation of the joint venture in January 1996, were also up in fiscal 1997. Operating earnings of these product lines contributed $188.4 million or 70 percent of specialty chemicals earnings in fiscal 1997. Combined, these product lines grew 20 percent from fiscal 1996 and contributed 51 percent to the year-over-year increase. Packaging adhesives achieved its 10 percent earnings growth despite a 4 percent decrease in sales from 1996. Improved manufacturing processes, tight cost controls and lower raw material costs were the main reasons for the year-to-year earnings increase.

     The electronic materials, dyes and polymer systems product lines showed unfavorable year-to-year comparisons for both sales and earnings. Sales decreased 3 percent while earnings dropped 21 percent. All three of these product lines have experienced strong competitive pricing pressures which have led to decreased earnings. These product lines contributed 20 percent of specialty chemicals sales and 19 percent of fiscal 1997 earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

     Morton's specialty chemicals improved their return on net sales to 16 percent in fiscal 1997 from 15.5 percent in fiscal 1996, before special charges. This improvement can be attributed to lower raw material costs as well as tight cost controls and some benefit from the restructuring in fiscal 1996. The translation of foreign exchange negatively impacted sales by $29.4 million and pretax earnings by $3.6 million in fiscal 1997.

     SALT
For the full year ended June 30, 1997, Morton's salt business had sales of $659.7 million, a 9 percent increase, and operating earnings of $137.5 million, up 10 percent. Except for sales of ice control salt, all North American salt product lines were up for the full year, and without the benefit of Salins du Midi, salt sales would have increased by 1 percent. Although Canadian ice control salt demand was high, salt sales for deicing in the United States could not compare to the extraordinary winter of 1995-96.

     Sales of non-ice control products in North America increased 4 percent over fiscal 1996. The sales increase was primarily due to improved results for water conditioning, evaporated and solar products. Evaporated products increased $6.9 million or 7 percent to $103.0 million. Solar products increased 6 percent in fiscal 1997 with sales of $52.1 million while water conditioning products increased $3.2 million from sales of $124.2 million in fiscal 1996.

     Morton salt's business recorded sales of $156.4 million in the fourth quarter, up 54 percent over fourth quarter 1996; operating earnings increased 21 percent to $20.0 million in the same period. The fourth quarter increase was primarily due to the addition of $48.1 million of sales and $3.8 million of operating earnings from Salins du Midi, as this was the first quarter of inclusion of its results.

     In the fourth quarter of fiscal 1995, the company's Mines Seleine salt mine on the Magdalen Islands was shut down due to water intrusion into the production shaft. Production was suspended at this mine with corresponding increased production at the company's remaining ice control mines. Operations at the mine resumed in August of fiscal 1998. Costs related to the efforts to save the mine have been deferred. The company expects such costs to be recovered from insurance proceeds.

     CORPORATE
In the fourth quarter of fiscal 1997, Morton sold its former headquarters building and recorded a pretax gain of $4.4 million. At the end of April, the company received $750 million as part of its tax free Spinoff from Automotive Safety Products. Some of this cash was used to pay down short-term debt, mainly incurred with the acquisitions of Pulverlac and Salins du Midi. Additionally, $99.9 million was used to purchase 3.2 million shares of stock under the April 1997 board authorization of a 10 million share buyback. At June 30, 1997, the company's cash and short-term investments position was $430.3 million.

     For the full fiscal year 1997, Morton acquired 6.5 million of its shares outstanding for $234.9 million. Between July 1, 1996 and April 30, 1997, the company bought 3.3 million shares at an average price of $41.24 completing an earlier repurchase authorization before the April 30 spinoff. Average shares outstanding for the fiscal year were 143.9 million versus 149.4 million in fiscal 1996. Fewer shares outstanding and a lower tax rate added 8 cents to earnings per share for the full year.

     Total corporate expenses increased 18 percent in fiscal 1997. This increase was due to the receipt of $24.1 million in the second quarter of fiscal 1996 related to the settlement of several environmental insurance issues. Excluding this income from fiscal 1996, corporate costs decreased 16 percent year-to-year. Tight control of administrative expenses, the gain on the sale of the former headquarters site and lower net interest expense were the main reasons for the decrease in fiscal 1997.

     The company's effective tax rate decreased to 36.0 percent in fiscal 1997 from 37.4 percent in fiscal 1996. The main reason for the decrease in the effective tax rate was the fact that fiscal 1996 included an impairment loss on long-lived assets with no tax benefit.

-------------------------------------------------------------------
COMPARISON: FISCAL 1996 TO FISCAL 1995

The company continued its trend of sales and earnings growth in fiscal 1996. Sales grew 5 percent during fiscal 1996 to $2.22 billion from $2.10 billion in fiscal 1995. Net income from continuing operations in fiscal 1996 of $178.7 million, after special charges, was up 17 percent from fiscal 1995 net income. Before the special charges, fiscal 1996 earnings from continuing operations of $202.6 million were up 33 percent over fiscal 1995. Included in fiscal 1996 earnings from continuing operations were $24.1 million pretax income ($15.1 million after tax) related to the settlement of several environmental insurance issues and $15.0 million pretax income ($9.4 million after tax) related to proceeds received from the formation of a joint venture. Income from discontinued operations, net of applicable income taxes, of $155.5 million grew 10 percent from fiscal 1995. Total net income increased 14 percent in fiscal 1996 to $334.2 million, after special charges.

     Earnings per share from continuing operations of $1.20, after special charges, were up 18 percent from fiscal 1995 earnings per share from continuing operations of $1.02. Before special charges, earnings per share from continuing operations were $1.36, up 33 percent over fiscal 1995. Earnings per share from discontinued operations were $1.04 and $.94 in fiscal 1996 and 1995.

     Fiscal 1996 included special charges of $29.2 million pretax ($23.9 million after tax) recorded in the fourth quarter. A portion of these charges was for costs related to the closure of three chemical manufacturing facilities -- an initial phase of a broader facility consolidation and product line rationalization program, and certain organizational changes. These actions, when completed,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

are expected to result in annual savings to the company of more than $8.5 million. Also included in the special charges was the impact of the early adoption of the new accounting standard related to the impairment of long-lived assets.

     SPECIALTY CHEMICALS
For the fiscal year ended June 30, 1996, sales of the chemicals business rose 3 percent to $1.61 billion, and operating earnings were down 1 percent to $222.0 million from $223.5 million in fiscal 1995.

     Fiscal 1996 results included special charges of $27.1 million, as well as the $15.0 million gain recorded in the third quarter for the formation of a joint venture, Morton Nippon Coatings.

     The special charges were made up of $11.3 million related primarily to the announced closing of the Seabrook, New Hampshire, Stamford, Connecticut and Dixon, California facilities; and $15.8 million related to the write-down of certain assets of the defense-related chemical vapor deposition product line as required by Financial Accounting Standards Board (FASB) Statement No.
121. As these three plants are closed over the next 18 months, the production at these facilities will be moved to other Morton locations, resulting in better asset utilization and lower overall costs. Excluding these special charges, operating earnings increased 11 percent for fiscal 1996.

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

     The year-over-year sales increase for the chemicals segment was a combination of improved volume, pricing and product mix. Offsetting this improvement were higher raw material costs. Although many raw material costs decreased in the fourth quarter, the chemicals segment experienced overall raw material cost increases during the year which had an unfavorable impact of approximately $11.0 million. The effect on operating profits of the raw material cost increases was mitigated by improved pricing and product mix, the reengineering of manufacturing processes to improve efficiency, tight period cost control and higher volumes.

     Those product lines that had strong year-over-year performances included European industrial activities, performance chemicals, metalorganics, polymer systems and electronic materials. These product lines combined contributed $468.7 million or 29 percent of specialty chemicals sales in 1996. These same product lines contributed 36 percent of the segment's operating profit. Compared with fiscal 1995, sales of these product lines increased 10 percent and earnings increased 35 percent. Earnings growth outpaced sales growth due to favorable mix, lower operating costs and tight control over period costs, leveraged against higher volumes.

     Two product lines, plastics additives and dyes, ended fiscal 1996 with sales and profits below their fiscal 1995 level. The combined sales of these lines in fiscal 1996 were $158.5 million, 18 percent lower than fiscal 1995 for fiscal 1996, operating profits for these businesses were 10 percent lower than fiscal 1995. Tougher competitive pricing adversely affected the dyes business for the second consecutive year, while adverse market conditions in the building industry hurt plastics additives performance. Continued control over operating costs partially offset the negative impact of reduced sales on earnings.

     The translation impact of changes in foreign currency rates had a minimal favorable impact, less than 1 percent, on sales and earnings in 1996.


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

     CORPORATE
In October 1995, the Board of Directors of "Old" Morton International, Inc. authorized the repurchase of 10 million shares of the company's common stock. As of June 30, 1996, Morton had repurchased a total of 6.7 million shares. The weighted average cost per share for the shares repurchased was approximately $36.00.

     For the year, total corporate costs decreased 37 percent. This decrease was due primarily to the receipt of $24.1 million in the second quarter related to the settlement of several environmental insurance issues, as well as the tight control of administrative costs and lower net interest expense. Included in corporate costs was a special charge of $2.1 million to reflect the current estimated value of certain assets held for disposition.

     The company's effective tax rate remained relatively flat between fiscal 1996 and 1995.

-------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

     OPERATING ACTIVITIES
Cash provided by continuing operating activities was $291.3 million, $270.3 million and $210.2 million in the three fiscal periods ended June 30, 1997. Net cash from operations in fiscal 1997 increased $21.0 million as income from continuing operations increased $34.9 million. Depreciation and amortization expense increased

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

$13.1 million in fiscal 1997. Changes in operating assets and liabilities were a use of funds in 1997, 1996 and 1995 of $36.6 million, $38.4 million and $38.3 million, respectively.

     Net cash from operations in fiscal 1996 increased $60.1 million over fiscal 1995 as income from continuing operations increased $26.0 million. In addition, the special charges of $29.2 million discussed above did not adversely impact cash in fiscal 1996. Depreciation and amortization expense increased $5.5 million in fiscal 1996.

     INVESTING ACTIVITIES
Net investing activities for fiscal 1997 required $420.2 million of cash compared with $122.4 million and $138.3 million in fiscal 1996 and 1995. Net investing activities included capital spending of $117.4 million in fiscal 1997 compared to $124.4 million in 1996 and $126.4 million in 1995. Expansion related to certain chemical products as well as basic upkeep of the salt and chemical facilities were the major areas of capital spending.

     Cash invested in businesses acquired was the main reason for the
increase of cash used in investing activities.     In fiscal 1997, the
company acquired all of the outstanding stock of a French salt company, Salins du Midi, for $231.2 million, net of cash acquired. During fiscal 1997, the company also acquired 90 percent of the outstanding stock of Pulverlac S.p.A., an Italian powder coatings manufacturer, for $64.2 million, net of cash acquired, and a manufacturing plant in Singapore from Zeneca Resins for $14.1 million.

     Investing activities in fiscal 1997 also reflected $8.9 million of proceeds from property and other asset disposals compared to $4.3 million in fiscal 1996 and $2.2 million in fiscal 1995.

     FINANCING ACTIVITIES
Financing activities were a net use of funds representing $323.6 million, $307.8 million and $72.4 million for fiscal 1997, 1996 and 1995, respectively. Dividend payments for the three years were $80.7 million, $76.3 million and $65.1 million. Improved operating earnings and cash generation opportunities allowed the company to increase dividends paid year-over-year.

     During the second quarter of fiscal 1996, the "Old" Morton International, Inc. Board of Directors authorized a 10 million share buyback of the company's common stock. This buyback was completed during fiscal 1997 and the Board of Directors, in April 1997, authorized the company to repurchase an additional 10 million shares of the company's common stock. During fiscal 1997, the company repurchased 6.5 million shares of its common stock for $234.9 million. In fiscal 1996, the company repurchased 6.7 million shares at a cost of $242.3 million. At June 30, 1997, the company was authorized to repurchase up to 6.8 million additional shares.

     Short-term notes payable decreased $23.1 million, $1.1 million and $10.4 million in 1997, 1996 and 1995. This reflected the lower level of short-term borrowing required as cash generated from operations increased, including the funds transferred from the Spinoff transactions described in the Notes to Consolidated Financial Statements.

     DISCONTINUED OPERATIONS
Net transfers from discontinued operations were a source of cash of $806.8 million in fiscal 1997, $141.8 million in 1996 and $22.4 million in 1995. Fiscal 1997 included the $750.0 million tax-free capital contribution to "New" Morton as part of the Spinoff agreement.

     OTHER
The company's current ratio was 2.7 at June 30, 1997 and 1.9 at June 30, 1996. Total debt as a percentage of total capitalization was 12.6 percent at June 30, 1997, compared to 13.0 percent at June 30, 1996.

     As of June 30, 1997, the company had unexpended authorizations for fixed asset and maintenance projects totaling $103.4 million.
The authorizations related primarily to chemical facility expansion, product improvements, and maintenance on a company-wide basis.

     Estimated cash flow from operations and current financial resources, including financing capacity, are expected to be adequate to fund the company's anticipated working capital requirements, fixed asset spending, dividend payments, business acquisitions and share repurchases in the foreseeable future.

-------------------------------------------------------------------
IMPACT OF INFLATION

Inflation generally has not had a significant impact upon the results of the company's operations in recent years. Historically, the company has taken steps to reduce the effects of inflation on its business. In periods of increasing prices, to the extent permitted by competition, the company has adjusted its selling prices to compensate for increased costs.

     An ongoing cost control program implemented throughout the company also has contributed to reducing the influence of inflationary costs. Further, a continuing program of investment in new and more efficient facilities, production processes and productivity enhancements has made a significant contribution in offsetting inflation.

     The company uses the LIFO method of accounting for its domestic inventories. Under this method the cost of products sold, as reported in the financial statements, approximates current costs.

-------------------------------------------------------------------
ENVIRONMENTAL MATTERS

For a detailed discussion, see Environmental Matters on page 36 included in the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                               Year ended June 30
                                                   ---------------------------------------
in millions, except per share data                    1997           1996           1995
------------------------------------------------------------------------------------------
Net sales                                          $2,340.6       $2,215.0       $2,099.6
Interest, royalties and sundry income                  47.6           73.2           26.3
                                                   ---------      ---------      ---------
                                                    2,388.2        2,288.2        2,125.9
Deductions from income
  Cost of products sold                             1,580.3        1,517.7        1,424.1
  Selling, administrative and general expense         378.5          361.1          361.4
  Research and development expense                     58.8           60.2           58.1
  Interest expense                                     25.6           24.4           28.4
  Amortization of goodwill                             11.2           10.3           10.3
  Special charges                                         -           29.2              -
                                                   ---------      ---------      ---------
                                                    2,054.4        2,002.9        1,882.3
                                                   ---------      ---------      ---------
Income from continuing operations
  before income taxes                                 333.8          285.3          243.6
Income taxes                                          120.2          106.6           90.9
                                                   ---------      ---------      ---------
Income from continuing operations                     213.6          178.7          152.7
Income from discontinued operations,
 net of applicable income taxes                       129.4          155.5          141.4
                                                   ---------      ---------      ---------
Net income                                         $  343.0       $  334.2       $  294.1
                                                   ---------      ---------      ---------
Income per common and common equivalent share:
  Income from continuing operations                $   1.48       $   1.20       $   1.02
  Income from discontinued operations                   .90           1.04            .94
                                                   ---------      ---------      ---------
  Net income                                       $   2.38       $   2.24       $   1.96
                                                   ---------      ---------      ---------


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                      June 30
                                                                          ----------------------------
in millions                                                                  1997              1996
------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                               $  430.3          $   68.9
  Receivables, less allowances of $11.7 and $10.3                            466.4             367.8
  Deferred income tax benefits                                                13.7              14.8
  Inventories                                                                351.6             294.8
  Prepaid expenses                                                           128.0             112.7
                                                                          ---------         ---------
               Total Current Assets                                        1,390.0             859.0
                                                                          ---------         ---------
OTHER ASSETS
  Cost in excess of net assets of businesses acquired,
       less amortization                                                     338.4             296.3
  Investments in affiliates                                                   91.5              66.9
  Miscellaneous                                                              105.9              61.3
  Net assets of discontinued Automotive Safety Products
       operations                                                                -             635.1
                                                                          ---------         ---------
                                                                             535.8           1,059.6
                                                                          ---------         ---------

PROPERTY, PLANT AND EQUIPMENT
  Land                                                                       102.5              32.4
  Buildings and improvements                                                 461.3             434.9
  Machinery and equipment                                                  1,061.7             920.3
  Construction in progress                                                    87.0              89.0
                                                                          ---------         ---------
                                                                           1,712.5           1,476.6
  Less allowances for depreciation                                           833.4             766.1
                                                                          ---------         ---------
                                                                             879.1             710.5
                                                                          ---------         ---------
                                                                          $2,804.9          $2,629.1
----------------------------------------------------------------------    ---------         ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion of long-term debt                     $   32.7          $   37.2
  Accounts payable                                                           255.9             202.8
  Accrued salaries, wages and other compensation                              58.4              53.5
  Other accrued expenses                                                     156.2             120.9
  Income taxes                                                                19.9              29.1
                                                                          ---------         ---------
               Total Current Liabilities                                     523.1             443.5
                                                                          ---------         ---------

NONCURRENT LIABILITIES
  Long-term debt, less current portion                                       224.1             218.5
  Deferred income taxes                                                       46.0              36.6
  Accrued postretirement benefits other than pensions                        156.0             149.1
  Other noncurrent liabilities                                               121.4             108.6
                                                                          ---------         ---------
               Total Noncurrent Liabilities                                  547.5             512.8
                                                                          ---------         ---------
SHAREHOLDERS' EQUITY
  Preferred stock (par value $1.00 per share)
    Authorized - 25.0 shares, none issued
  Common stock (par value $1.00 per share)
    Authorized-500.0 shares and 300.0 shares in 1997 and 1996
    Issued-140.1 shares and 148.4 shares in 1997 and 1996                    140.1             148.4
  Additional paid-in capital                                                    .3              55.9
  Retained earnings                                                        1,706.0           1,675.5
  Foreign currency translation adjustment and other                          (16.8)             11.0
                                                                          ---------         ---------
                                                                           1,829.6           1,890.8
  Less cost of common stock in treasury-3.0 shares and 6.0 shares
    in 1997 and 1996                                                          95.3             218.0
                                                                          ---------         ---------
               Total Shareholders' Equity                                  1,734.3           1,672.8
                                                                          ---------         ---------
                                                                          $2,804.9          $2,629.1
------------------------------------------------------------------------  ---------         ---------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Cash provided (used)
                                                                                Year ended June 30
                                                                  --------------------------------------------
in millions                                                           1997             1996              1995
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Income from continuing operations                               $  213.6         $  178.7          $  152.7
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                  116.0            102.9              97.4
      Deferred income taxes                                            5.8              2.7               2.4
      Undistributed earnings of affiliates                            (7.5)            (4.8)             (4.0)
      Special charges                                                    -             29.2                 -
      Changes in operating assets and liabilities
        net of effects of businesses acquired:
            Receivables                                               (7.9)           (16.0)            (20.6)
            Inventories and prepaid expenses                         (15.6)               -             (47.7)
            Accounts payable and accrued expenses                     10.2            (27.0)             25.7
            Income taxes                                             (15.7)            10.4               2.2
            Other-net                                                 (7.6)            (5.8)              2.1
                                                                  ---------        ---------         ---------
               Net cash provided by operating activities             291.3            270.3             210.2
                                                                  ---------        ---------         ---------

INVESTING ACTIVITIES
  Purchase of property, plant and equipment                         (117.4)          (124.4)           (126.4)
  Proceeds from property and other asset disposals                     8.9              4.3               2.2
  Net cash invested in businesses acquired                          (309.5)             (.6)            (12.7)
  Other                                                               (2.2)            (1.7)             (1.4)
                                                                  ---------        ---------         ---------
               Net cash used for investing activities               (420.2)          (122.4)           (138.3)
                                                                  ---------        ---------         ---------

FINANCING ACTIVITIES
  Purchase of common stock for treasury                             (234.9)          (242.3)                -
  Net repayment of short-term borrowings                             (23.1)            (1.1)            (10.4)
  Repayment of long-term debt                                          (.1)               -             (22.2)
  Long-term borrowings                                                   -                -              19.9
  Stock option transactions                                           15.2             11.9               5.4
  Dividends paid                                                     (80.7)           (76.3)            (65.1)
                                                                  ---------        ---------         ---------
               Net cash used for financing activities               (323.6)          (307.8)            (72.4)
                                                                  ---------        ---------         ---------

DISCONTINUED OPERATIONS
  Net transfer from discontinued operations                          806.8            141.8              22.4
                                                                  ---------        ---------         ---------
Effect of foreign exchange rate changes on cash
 and cash equivalents                                                  7.1             (1.3)              7.7
                                                                  ---------        ---------         ---------
Increase (decrease) in cash and cash equivalents                     361.4            (19.4)             29.6
Cash and cash equivalents at beginning of year                        68.9             88.3              58.7
                                                                  ---------        ---------         ---------
Cash and cash equivalents at end of year                          $  430.3         $   68.9          $   88.3
---------------------------------------------------------------   ---------        ---------         ---------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SPINOFF AND BASIS OF PRESENTATION

On April 24, 1997, the shareholders of the current Morton International, Inc.'s predecessor ("Old Morton") approved the Spinoff of its specialty chemicals and salt businesses (the "Spinoff") and the combination of Old Morton's automotive safety products business ("ASP") with the businesses of Autoliv AB (the "Combination"), pursuant to the Combination Agreement, dated as of November 25, 1996, by and among Old Morton, Autoliv AB, Autoliv, Inc., a newly formed corporation ("Autoliv"), and ASP Merger Sub, Inc. In connection with the Spinoff, Old Morton contributed its specialty chemicals and salt businesses and corporate operations, together with $750 million of cash, to New Morton International, Inc. ("New Morton"), a newly formed subsidiary of Old Morton.

    On April 30, 1997, all of the outstanding shares of New Morton were distributed to Old Morton shareholders on a basis of one New Morton share for each Old Morton share held by such shareholders. On May 1, 1997, the Combination became effective, and each outstanding Old Morton share was converted into the right to receive .341 of a share of Autoliv, a holding company which now holds ASP and in excess of 90 percent of the outstanding capital stock of Autoliv AB. The Spinoff and the Combination were tax free under United States law to Old Morton and its shareholders (other than with respect to cash received in lieu of fractional shares of Autoliv, Inc.). Immediately after the Combination, New Morton was renamed Morton International, Inc. ("the company").

    Consolidated results of continuing operations, financial position and cash flows in the accompanying financial statements and the disclosures in these notes refer to the continuing salt, specialty chemicals and corporate operations of the company. The net assets and results of operations of the ASP business are reflected in the accompanying financial statements as discontinued operations.

    For the purposes of governing certain relationships among Old Morton, the company and Autoliv, as well as to help in the orderly separation and transition of the ASP business, the company, Old Morton and Autoliv have entered into certain agreements relating to, among other things, (a) the separation of ASP from the remaining businesses of Old Morton; (b) transitional services to be provided by the company to ASP after the Combination; (c) the sharing of certain facilities for a limited time by ASP and the company; and (d) the allocation of certain tax, employee benefits and other liabilities among Old Morton, Autoliv and the company.

NATURE OF OPERATIONS

The company is an international organization engaged in the manufacture and marketing of specialty chemicals and salt. Specialty Chemicals is the largest segment, accounting for 72 percent of fiscal 1997 sales. Its major markets include general industrial, packaging, construction, automotive, electronics, paper and printing, textiles and petroleum. Chemical products are sold primarily in North America and Europe but with growing activity in Japan and Southeast Asia. The Salt segment contributed 28 percent of 1997 sales. It serves major North American and European salt markets with a complete line of products.

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

INVENTORIES
Inventories are stated at the lower of cost or market. The cost of domestic inventories (56 percent and 66 percent of consolidated inventories at June 30, 1997 and 1996) is determined by the last-in, first-out (LIFO) method, while the cost of foreign inventories is determined by the first-in, first-out (FIFO) method. If the FIFO method, which approximates replacement cost, had been used for all inventories, the total amount for inventories would have been increased by $34.8 million and $36.8 million at June 30, 1997 and 1996.

INTANGIBLE ASSETS
Cost in excess of net assets of businesses acquired and other intangibles are being amortized on a straight-line basis over periods not exceeding 40 years. The amount of accumulated amortization related to intangibles, primarily goodwill, recorded as of June 30, 1997 and 1996, was $145.6 million and $131.9 million.

PROPERTY, PLANT AND EQUIPMENT
The company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed primarily under the straight-line method.

FOREIGN CURRENCY TRANSLATION
All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates except shareholders' equity, which is translated at historical rates. Translation gains and losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income.

FOREIGN EXCHANGE CONTRACTS
The company uses forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to firm and anticipated foreign denominated receivables and payables transactions, intercompany financing transactions and dividends from subsidiaries. The company may also use forward foreign exchange contracts to offset the currency fluctuation related to foreign currency denominated debt. The company nets its exposures before entering into hedge transactions. Generally, contracts do not exceed one year. Gains or losses on forward foreign exchange contracts that hedge an identifiable foreign currency commitment or exposure are deferred and recognized as the related transactions are settled. Gains or losses on all other forward foreign exchange contracts are recognized as incurred in determining net income. Exchange gains (losses) recorded on these forward contracts in 1997, 1996 and 1995 were $1.2 million, $1.6 million and $(2.2) million. Outstanding forward foreign exchange contracts at June 30, 1997, were valued at year-end foreign exchange rates, with the changes in valuations reflected directly in net income.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

QUARTERLY RESULTS
Quarterly results are presented on page 2 of the annual report.

DISCONTINUED OPERATIONS

As a result of the Spinoff, results for prior years have been restated to reflect ASP as a discontinued operation for all years presented. The results reported below include allocations of certain company assets (including pension assets), liabilities (including pension and postretirement benefits) and expenses relating to ASP that were transferred to ASP. The company also provided certain general administrative services including legal management, tax compliance, risk management and other corporate services to ASP. The costs of these services is not material and has not been included in the cost and expenses of discontinued operations.

    The operating results of the discontinued ASP business are as follows:

                                         Ten months
                                           ended                  Year ended June 30
                                          April 30,            ------------------------
in millions                                 1997                 1996             1995
---------------------------------------------------------------------------------------
Net sales                                  $1,249.2            $1,397.5        $1,226.3
Interest, royalties and sundry
   income (loss)                                (.9)                2.2             2.7
                                           ---------           ---------       ---------
                                            1,248.3             1,399.7         1,229.0

Cost of products sold                         946.3             1,048.6           924.7
Selling, administrative and
   general expense                             77.8                75.3            63.0
Research and development                       12.5                20.0            14.4
Interest expense                                2.3                 1.9               -
                                           ---------           ---------       ---------
                                            1,038.9             1,145.8         1,002.1
                                           ---------           ---------       ---------
Income before income taxes                    209.4               253.9           226.9
Income taxes                                   80.0                98.4            85.5
                                           ---------           ---------       ---------
Net income                                 $  129.4            $  155.5        $  141.4
                                           ---------           ---------       ---------
                                           ---------           ---------       ---------

    Summarized balance sheet data at June 30, 1996, for the discontinued ASP business is as follows:

in millions
--------------------------------------------------------
Receivables, less allowances                     $199.9
Recoverable design and
  preproduction costs                              56.9
Inventories                                        69.7
Refundable and deferred tax
   benefits                                         8.8
Property, plant and equipment, net                435.3
Accounts payable                                  (93.8)
Other                                             (41.7)
                                                 -------
Net assets                                       $635.1
                                                 -------
                                                 -------


ACQUISITIONS

In December 1996, Morton signed a definitive agreement to acquire approximately two-thirds of the stock of Compagnie des Salins du Midi et des Salines de l'Est ("Salins du Midi"). A subsidiary of Morton acquired two-thirds of the stock in March 1997, made a public cash tender offer in France for the remaining shares, and as of June 30, 1997, owned 100 percent of Salins du Midi for a total cost of $268.9 million. Salins du Midi is the leading independent salt producer in France. Based in Paris, Salins du Midi supplies salt for food and agricultural products, water treatment and ice/snow and industrial applications, and markets its products under the "La Baleine" label. Salins du Midi produces solar, rock and vacuum-processed salt at nine sites in France and at four sites in Spain as well as other locations.

    In December 1996, rights to acquire 90 percent of the outstanding stock of Pulverlac S.p.A. ("Pulverlac"), an Italian powder coatings maker, was purchased for $66.3 million with rights to later acquire the remaining 10 percent. Pulverlac is a leader in the European powder coatings industry.

    These acquisitions consisted principally of values for property, plant and equipment of $153.0 million, working capital of $50.5 million, and intangibles of $63.7 million (primarily goodwill). Since the acquisitions were recently completed, finalization of the allocation of the purchase price of certain assets and liabilities is subject to completion. The accounts and results of operations since acquisition of the companies have been included in the accompanying consolidated balance sheet at June 30, 1997, and the statement of income for the year then ended. Assuming the acquisitions had been effective as of July 1, 1995, unaudited pro forma data for the years ended June 30, 1997 and 1996 would not be materially different in relation to consolidated results presented herein.

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

    In applying the criteria of FASB Statement No. 121, the company determined that the significant reduction in the defense-related business of its chemical vapor deposition product line and the resulting negative impact on income in recent years were indicators of potential impairment. Accordingly, the company evaluated the ongoing value of long-lived assets associated with this product line in accordance with the provisions of FASB Statement No. 121. Based on this evaluation, the company determined that an impairment did exist and recorded an impairment loss of $15.8 million to write these assets down to their fair value. Fair value was based on estimated future cash flows to be generated by this product line, discounted at a rate commensurate with the risk involved. No tax benefit was recorded related to this charge.

    During the second quarter of fiscal 1996, the company consolidated two of its chemical groups to concentrate resources, streamline operations and better position itself to achieve its strategic growth objectives.

    Related to this action, the company recorded a pretax charge of $11.3 million in the fourth quarter for the planned closure of three domestic chemical facilities and a European sales office as well as the elimination of certain duplicate management and administrative positions. Operations at the facilities to be exited are being transferred to other existing facilities.

    Components of the one-time charge included $3.0 million related to the disposal of the facilities mentioned above, $4.9 million related to the write-down to net realizable value of certain manufacturing equipment and $3.4 million related to employee termination costs. These actions are expected to be finalized in fiscal year 1998 and, when completed, are expected to generate estimated annual savings of $8.5 million.

    In addition, in the fourth quarter of fiscal 1996 the company recorded a pretax charge of $2.1 million to write-down to current estimated realizable value certain corporate assets held for sale.

INVENTORIES

Components of inventories were as follows:
                                                         June 30
                                                -----------------------
in millions                                      1997              1996
------------------------------------------------------------------------
Finished products and work-in-process           $271.8           $221.7
Materials and supplies                            79.8             73.1
                                                -------          -------
                                                $351.6           $294.8
                                                -------          -------
                                                -------          -------


FINANCING ARRANGEMENTS

The company has committed credit agreements with banks that will expire in April 1998 and April 2002. In addition, lines of credit are available from domestic and foreign banks that generally do not have termination dates but are reviewed annually for renewal. Under these arrangements, the company may borrow upon such terms and conditions as the company and the banks may mutually agree. At June 30, 1997, such credit facilities amounted to approximately $512.6 million, and the unused portions thereof were approximately $482.8 million.

     Long-term debt consisted of the following:

                                                             June 30
                                                 ------------------------------
in millions                                        1997                   1996
-------------------------------------------------------------------------------
Credit Sensitive Debentures (net of
  unamortized discount of $1.3 and $1.4)         $198.7                 $198.6
Other                                              28.3                   20.0
                                                 -------                -------
                                                  227.0                  218.6
Less current portion                                2.9                     .1
                                                 -------                -------
                                                 $224.1                 $218.5
                                                 -------                -------
                                                 -------                -------


    The Credit Sensitive Debentures ("Debentures") due June 1, 2020, are unsecured obligations of the company. The Debentures had an initial effective interest rate of 9.335 percent, subject to adjustment on the calendar day that certain changes in the debt rating of the Debentures occur, as determined by Standard & Poor's Corporation or Moody's Investor Service. No adjustment of the initial effective interest rate has occurred.

    The aggregate maturities of long-term debt through June 30, 2002, total $8.2 million. Interest paid on borrowings in 1997, 1996 and 1995 was $26.6 million, $24.0 million and $28.2 million.

    Notes payable at June 30, 1997 and 1996, reflected borrowings from banks at average interest rates of 5.5 percent and 3.8 percent.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods were used by the company to estimate its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS
The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

NOTES PAYABLE AND LONG-TERM DEBT
The carrying amount of the company's borrowings in the form of notes payable approximates its fair value. The fair value of the company's long-term debt is estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

FOREIGN CURRENCY EXCHANGE CONTRACTS
Forward foreign exchange contracts that hedge foreign currency exposures or transactions are valued at current foreign exchange rates.

    The carrying or notional amounts and fair values of the company's financial instruments at June 30, 1997, were as follows:

                                          Carrying or
                                            notional           Fair
in millions                                  amount            value
--------------------------------------------------------------------------
Notes payable                                $ 29.8           $ 29.8
Long-term debt                                227.0            269.9
Forward foreign exchange contracts            103.9            108.5


INCOME TAXES

The provisions for income taxes for continuing operations, were as follows:

in millions                           1997           1996          1995
-------------------------------------------------------------------------
Current:
  Federal                            $ 55.3         $ 55.2        $ 39.3
  State                                12.0           11.6           8.4
  Foreign                              47.1           37.1          40.8
                                     -------        -------       -------
                                      114.4          103.9          88.5
                                     -------        -------       -------
                                     -------        -------       -------
Deferred:
  Federal                               2.9            1.5           1.8
  State                                 1.4             .9            .5
  Foreign                               1.5             .3            .1
                                     -------        -------       -------
                                        5.8            2.7           2.4
                                     -------        -------       -------
                                     $120.2         $106.6        $ 90.9
                                     -------        -------       -------
                                     -------        -------       -------

    A reconciliation of the United States statutory rate to the effective income tax rate for continuing operations follows:

                                       1997          1996           1995
--------------------------------------------------------------------------
Statutory rate                         35.0%         35.0%          35.0%
Effect of:
  State tax, net of federal
    tax benefit                         2.6           2.8            2.4
  Impairment loss on long-lived
    assets                                -           1.9              -
  Depletion                            (1.9)         (2.1)          (2.3)
  Net foreign items                      .1          (1.4)            .6
  Other                                  .2           1.2            1.6
                                     -------        -------       -------
Effective rate                         36.0%         37.4%          37.3%
                                     -------        -------       -------
                                     -------        -------       -------

    Deferred income taxes reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Significant components of the company's deferred tax balances were as follows:

                                                                   June 30
                                                           ---------------------
in millions                                                  1997          1996
--------------------------------------------------------------------------------
Deferred tax benefits related to:
  Postretirement and postemployment benefits               $ 65.5        $ 60.8
  Accrual for environmental liabilities                      15.0          14.9
  Other                                                      67.1          74.0
                                                           -------       -------
                                                            147.6         149.7
                                                           -------       -------
                                                           -------       -------

Deferred tax liabilities related to:
  Tax over book depreciation                                 90.5          77.1
  Pension                                                    34.4          34.8
  Other                                                      59.7          65.8
                                                           -------       -------
                                                            184.6         177.7
                                                           -------       -------
Net deferred tax liability                                 $ 37.0        $ 28.0
                                                           -------       -------
                                                           -------       -------

    No individual item included in other deferred tax benefits or deferred tax liabilities above is material. Deferred income tax benefits at June 30, 1997 and 1996, included $4.7 million and $6.2 million of refundable income taxes.

    Total income tax payments related to the company (including ASP) during fiscal 1997, 1996 and 1995 were $167.4 million, $189.2 million and $165.0 million.

    Components of the company's income from continuing operations before income taxes were as follows:

in millions                      1997         1996         1995
-----------------------------------------------------------------
Domestic                        $213.2       $176.8       $139.4
Foreign                          120.6        108.5        104.2
                                -------      -------      -------
                                $333.8       $285.3       $243.6
                                -------      -------      -------
                                -------      -------      -------

    The Internal Revenue Service has completed its examination of Old Morton's consolidated federal income tax returns through fiscal 1992, and all issues, which were not significant individually or in the aggregate, have been settled.

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are summarized below:

                                                                                                         Foreign
                                                                                                         currency
                                                  Common stock          Additional                      translation
                                               ------------------         paid-in        Retained        adjustment        Treasury
in millions                                    Shares      Amount         capital        earnings        and other          stock
-----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                           147.6     $  147.6      $    53.0        $ 1,188.6      $    10.4          $     -
 Net income                                         -            -              -            294.1              -                -
 Cash dividends paid, $.44 per share                -            -              -            (65.1)             -                -
 Exercise of stock options and related
   income tax benefits                             .7           .7            8.7                -              -                -
 Translation adjustment                             -            -              -                -           25.1                -
 Other                                              -            -             .5                -            (.1)               -
                                                ------    ---------     ----------       ----------     ----------         --------
Balance June 30, 1995                           148.3        148.3           62.2          1,417.6           35.4                -
 Net income                                         -            -              -            334.2              -                -
 Cash dividends paid, $.52 per share                -            -              -            (76.3)             -                -
 Exercise of stock options and related
   income tax benefits                             .1           .1           (6.3)               -              -             24.3
 Translation adjustment                             -            -              -                -          (24.6)               -
 Purchase of common stock for treasury              -            -              -                -              -           (242.3)
 Other                                              -            -              -                -             .2                -
                                                ------    ---------     ----------       ----------     ----------         --------
Balance June 30, 1996                           148.4        148.4           55.9          1,675.5           11.0           (218.0)
 Net income                                         -            -              -            343.0              -                -
 Cash dividends paid, $.57 per share                -            -              -            (80.7)             -                -
 Exercise of stock options and related
   income tax benefits                             .1           .1          (11.5)               -            (.3)            36.1
 Translation adjustment                             -            -              -                -          (26.4)               -
 Purchase of common stock for treasury              -            -              -                -              -           (234.9)
 Elimination of treasury stock(1)                (8.4)        (8.4)         (44.1)          (269.0)             -            321.5
 Disposal of business operations(2)                 -            -              -             37.2           (1.1)               -
                                                ------    ---------     ----------       ----------     ----------         --------
Balance June 30, 1997                           140.1     $  140.1      $      .3        $ 1,706.0      $   (16.8)         $ (95.3)
                                                ------    ---------     ----------       ----------     ----------         --------
                                                ------    ---------     ----------       ----------     ----------         --------

(1) In connection with the Spinoff, 8.4 million shares of treasury stock were canceled without payment of consideration therefor, resulting in reductions of common stock, additional paid-in capital and retained earnings, and the elimination of treasury stock.


(2) Retained earnings were decreased to reflect the divestiture of the net assets of ASP, increased by the cash received by the company as part of the Spinoff, and decreased to reflect the elimination of intercompany indebtedness of the ASP business and the liability for the company's portion of expenses in connection with the Spinoff.

    In October 1995, Old Morton's Board of Directors authorized the repurchase of up to 10 million shares of Old Morton's common stock on the open market. During fiscal 1997 and 1996, 3.3 million shares and 6.7 million shares were repurchased. In April 1997, the company's Board of Directors authorized the repurchase of up to 10 million additional shares of the company's common stock. During fiscal 1997, 3.2 million shares were repurchased on the open market.

    In March 1997, the company declared a dividend distribution of one preferred share purchase right (the "Rights") for each outstanding common share, paid in connection with the Spinoff. Until exercisable, the Rights will not be transferable apart from the company's common stock. Each Right entitles its holder to buy one one-hundredth of a share of the company's Series A Junior Participating Preferred Stock at an exercise price of $105 per one one-hundredth of a share of preferred stock. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 20 percent or more of the company's common stock. In the event the company is acquired in a merger, each Right entitles the holder to purchase common stock of the surviving company having a market value of twice the exercise price of the Rights. In the event any person or group acquires 20 percent or more of the company's common stock (which the company's Board of Directors may reduce to 10 percent), each Right entitles the holder (other than such acquirer) to purchase common stock of the company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the company at the price of one cent per Right prior to the acquisition of 20 percent of the outstanding shares of the company's common stock. At June 30, 1997, 1.6 million shares of preferred stock were reserved for future exercises of the Rights.

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

    The company's funding policy for domestic plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus any additional amounts which the company may determine to be appropriate.

    The actuarially computed portion of net pension expense for Old Morton's sponsored pension plans allocated to the company consisted of the following components:


in millions                               1997              1996               1995
------------------------------------------------------------------------------------
Service cost-benefits earned
 during the year                         $15.4             $15.0              $13.8
Interest cost on projected
 benefit obligation                       38.3              35.8               33.2
Return on plan assets:
   Actual                      $(103.9)           $(79.9)            $(58.1)
   Deferred portion               57.7              38.6               19.9
                               --------           -------            -------
     Expected return                     (46.2)            (41.3)             (38.2)
Net amortization                           1.1               2.9                1.5
                                         ------            ------             ------
Net pension expense                      $ 8.6             $12.4              $10.3
                                         ------            ------             ------
                                         ------            ------             ------

The reconciliation of the funded status of pension plans was as follows:


                                                           June 30, 1997                              June  30, 1996
                                                ------------------------------------      --------------------------------------
                                                 Plans in which      Plans in which        Plans in which        Plans in which
                                                 assets exceed        accumulated          assets exceed          accumulated
                                                   accumulated          benefit              accumulated             benefit
                                                     benefit           obligation              benefit             obligation
in millions                                        obligation        exceeds assets          obligation          exceeds assets
--------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                            $620.1              $11.4                $523.4                $  -
                                                     -------             ------               -------               -------
Actuarial present value of projected
  benefit obligations:
    Accumulated benefit obligation
      Vested                                          416.3               46.4                 382.2                  20.5
      Non-vested                                       24.6                 .1                  21.2                    .1
    Provision for future salary increases              85.3                7.2                  71.5                   6.2
                                                     -------             ------               -------               -------
                                                      526.2               53.7                 474.9                  26.8
                                                     -------             ------               -------               -------
Plan assets in excess of (less than)
  projected benefit obligation                         93.9              (42.3)                 48.5                 (26.8)
Unrecognized net experience loss
  since July 1, 1986                                   24.0               11.0                  56.4                  11.5
Prior service cost not yet recognized
  in net pension cost                                   (.3)               1.9                   (.6)                  2.3
Unrecognized net (asset) obligation
  at July 1, 1986                                     (19.5)                .6                 (23.4)                   .8
Adjustment to recognize minimum liability                 -               (7.8)                    -                  (8.4)
                                                     -------             ------               -------               -------
Net pension asset (liability) recognized
  in the consolidated balance sheets                 $ 98.1              $(36.6)              $ 80.9                $(20.6)
                                                     -------             ------               -------               -------
                                                     -------             ------               -------               -------

    The weighted averages of assumptions used in the determination of the projected benefit obligation were:

                                                     1997      1996      1995
------------------------------------------------------------------------------
Discount rate                                        7.4%      7.8%      7.6%
Rate of increases in compensation level              4.8%      4.9%      4.9%
Expected long-term rate of return on assets          9.5%      9.5%      9.5%

    The assets of the company-sponsored plans are invested primarily in equities and bonds.

    Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company currently provides postretirement health care and life insurance benefits to most U.S., Canadian and French retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992. In general, most Canadian employees who retire after attaining age 55 and are entitled to a pension benefit are eligible for continued retiree health and life insurance coverage. Dependent health insurance is also generally available. The benefits are provided on a noncontributory basis. In France, the company pays a portion of retiree insurance premiums to cover health care costs in excess of those reimbursed by social security.

Net periodic postretirement benefit cost included the following components:

in millions                                        1997      1996      1995
---------------------------------------------------------------------------
Service cost-benefits earned during the year      $ 1.8     $ 1.9     $ 1.8
Interest cost on accumulated postretirement
     benefit obligation                            10.4      10.6      10.8
Net amortization                                   (1.2)      (.8)      (.8)
                                                  ------    ------    ------
Net periodic postretirement benefit cost          $11.0     $11.7     $11.8
                                                  ------    ------    ------
                                                  ------    ------    ------

    At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheet for the company's postretirement benefits:

                                                             June 30
in millions                                              1997        1996
--------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
    Retirees and dependents                            $ 97.2      $ 94.2
    Fully eligible active plan participants              11.5        10.9
    Other active plan participants                       36.9        35.5
                                                       -------     -------
                                                        145.6       140.6
Unrecognized prior period gain                            7.6         4.8
Unamortized plan amendment                               11.5        12.3
                                                       -------     -------
Postretirement benefit liability recognized
  in the consolidated balance sheet                    $164.7      $157.7
                                                       -------     -------
                                                       -------     -------

    For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits was 8.5 percent for 1998 and assumed to decrease one percent per year to 5.5 percent in 2001 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the company's policy is to increase retiree contributions so that the company's annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.4 percent at June 30, 1997, and 7.8 percent at June 30, 1996. The rate of increase on compensation levels assumed was 4.8 percent at June 30, 1997 and 1996.

    A one percent increase in the annual health care cost trend rates would have increased the accumulated postretirement benefit obligation at June 30, 1997, by approximately $8.6 million and increased postretirement benefit expense for fiscal 1997 by approximately $.8 million.

OTHER
The company contributes to savings plans for eligible domestic employees.
The company contributions to the savings plans were $6.1 million in 1997, and $5.3 million in 1996 and 1995.

INCENTIVE PLAN

In connection with the Spinoff, 5,583,465 options to purchase shares of Old Morton's common stock held by current and former employees of Old Morton's specialty chemicals and salt businesses and corporate operations were exchanged for 7,225,524 options to purchase shares of the company's common stock. The adjustment of the number of shares subject to the new options and the exercise price of such options was made pursuant to a formula designed to maintain the relationship between the exercise price of the new options and the market price of the underlying shares as well as the aggregate unrealized value of such options.

    Under Old Morton's 1989 Incentive Plan, grants may be made to key employees of stock options, stock appreciation rights, shares of restricted stock, other awards valued by reference to the company's common stock and cash. Under the 1982 Key Employees Stock Option and Performance Unit Plan, grants could be made to key employees of stock options, stock options with alternative appreciation rights and appreciation rights not related to any option. In addition, certain outstanding options provide for supplemental cash payments to optionees upon exercise for the purpose of reimbursing them for the income tax liability incurred as the result of such exercises. All options granted have an option price equal to the fair value of the company's stock's at date of grant and the number of options is fixed. Options expire ten years after date of grant.

    Under the terms of the 1989 Incentive Plan, restricted stock award shares have been granted to certain employees at no cost. The outstanding restricted stock award shares vest from one to five years subsequent to their award dates. The cost of restricted stock awards, based on the stock's fair market value at the award dates, is charged to consolidated equity and subsequently amortized against earnings over the vesting period. At June 30, 1997, 15,000 shares of the company's common stock were outstanding under restricted stock awards.

    At June 30, 1997 limited appreciation rights were outstanding covering 3,402,458 option shares. Limited appreciation rights are paid in cash in lieu of the related options upon a change in control of the company, at which time a charge to earnings would be recorded. As of June 30, 1997, supplemental cash payment rights were outstanding with respect to 645,270 option shares, payable upon exercise of options or limited appreciation rights. Supplemental cash payment rights outstanding have been accrued based on the current fair market value of the company's stock and current income tax rates.

    At June 30, 1997, 8,396,456 shares of the company's common stock were reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards.

    Due to the Spinoff, the number of option shares and the related exercise prices in the following summary have been adjusted to maintain both the total fair market value of common stock underlying the options, and the relationship between the market value of the company's common stock and the option's exercise price in all years presented. Options previously granted to ASP employees are excluded from the summary.

                                                          Weighted average
                                      Shares                exercise price
--------------------------------------------------------------------------
Options outstanding
        at June 30, 1994             7,719,010                  $13.18
            Granted                  1,057,900                   22.66
            Cancellations              (33,043)                  22.55
            Exercised                 (984,606)                  10.38
                                    -----------
Options outstanding
        at June 30, 1995             7,759,261                   14.78
            Granted                  1,010,505                   24.40
            Cancellations              (78,974)                  24.23
            Exercised               (1,294,751)                  12.31
                                    -----------
Options outstanding
        at June 30, 1996             7,396,041                   16.40
            Granted                    855,428                   29.10
            Cancellations              (39,327)                  28.99
            Exercised               (1,480,056)                  12.65
                                    -----------
Options outstanding
        at June 30, 1997             6,732,086                   18.70
                                    -----------

Options exercisable at:
        June 30, 1995                6,730,850                   13.58
        June 30, 1996                6,453,851                   15.23
        June 30, 1997                5,915,328                   17.27

    The range of exercise prices for options outstanding at June 30, 1997, was $7.93 to $32.84. The range of exercise prices for options is wide due primarily to the increasing price of Old Morton's stock over the period of the grants.

    The following table summarizes information about options outstanding at June 30, 1997:

                                                   Range of exercise prices
--------------------------------------------------------------------------------
                                              $7.93-$13.78         $21.63-$32.84
Outstanding options
   Number of shares                             3,222,507            3,509,579
   Weighted average
    remaining contractual life (in years)          3.65                 7.64
   Weighted average exercise price                $12.40               $24.49
 Exercisable options
   Number of shares                             3,222,507            2,692,821
   Weighted average exercise price                $12.40               $23.09

    The company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the company's financial statements.

    Pro forma information regarding income from continuing operations and income per share is required by Statement No. 123. This information is required to be determined as if the company had accounted for its employee stock options granted in fiscal years 1997 and 1996 under the fair value method. The fair value of options granted in these years as reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996:

-----------------------------------------------------------------

Expected life (in years)                                        7
Risk-free interest rate                                      6.5%
Expected volatility                                           34%
Expected dividend yield                                        2%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average estimated fair value of employee stock options granted during 1997 and 1996 was $14.86 and $12.34 per share.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma information from continuing operations follows (in millions, except per share information):

                                                  1997      1996
-----------------------------------------------------------------
Pro forma income                                $202.5    $172.3
Pro forma income per share                        1.41      1.15

    Pro forma net income from continuing operations was reduced by $3.4 million ($.02 per share) in 1997 due to additional pro forma compensation resulting from adjustments to options made in connection with the Spinoff.

    The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect is not fully reflected in fiscal 1996.

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

    The company has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. The company's potential exposure has been evaluated on a site-by-site basis, and an accrual reflecting the company's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs which may be incurred. However, at certain of these sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, the company and one other party have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site-specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. The Wood-Ridge plant site study commenced in early fiscal 1997, and is estimated to take approximately 42 months to complete. Study of the surrounding area is expected to begin after commencement of the plant site study on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of the other party held liable and on the results of both formal and informal attempts to spread liability to others believed to share responsibility.

    Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties. The possibility of recoveries from insurance carriers (in addition to recoveries previously made) is factored into accrual determinations only when such additional recoveries are probable of realization.

    During the second quarter of fiscal 1996, the company received approximately $24.1 million related to settlement of substantially all claims against former insurance carriers for cleanup expenses at chemical waste disposal sites located throughout the country. These settlements involved policies written by various insurance companies from the 1940s through the
mid 1980s.   Due to the age of these issues, related expenses had previously been charged to earnings either through actual expenditures for remediation or through the establishment of environmental accruals. As such, the settlement payments received were included in sundry income.

    During the fourth quarter of fiscal 1996, the U.S. EPA notified the company of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi, plant in early 1995. The company retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other environmental problems at the plant were also identified, and the investigation has been expanded to address the additional issues. During the first quarter of fiscal 1997, two federal grand jury subpoenas were served on the company seeking documents related to waste water discharges at this plant. The company has furnished the requested documents. As a result of these irregularities and possible violations, the company may be exposed to fines, penalties and remedial expenses. Since the matter is still being investigated, the company is unable to determine its ultimate resolution. The company is cooperating with the environmental authorities and is keeping them informed on a continuing basis.

    The company's cleanup expenditures totaled approximately $3.1 million, $6.8 million and $3.0 million for 1997, 1996 and 1995. Amounts accrued as of June 30, 1997, are generally expected to be paid out over a period of up to 15 years.

    Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to management, it does not believe that such costs will have a material effect on the company's financial position, results of operations, or liquidity.

LITIGATION AND REGULATION

There are judicial and administrative claims pending or contemplated against the company in addition to those of an environmental nature discussed in the Environmental Matters noted above. Management believes that the resolution of those claims should not have a material effect upon the company's financial position, results of operations, or liquidity.

    Various governmental agencies have authority to limit or prohibit distribution of some of the company's products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon the company's operations.

LEASE COMMITMENTS

The company has commitments under operating leases primarily for building and office space, railroad equipment and real estate. Rental expense charged in 1997, 1996 and 1995 was $35.2 million, $36.1 million and $34.0 million, including insignificant amounts for contingent rentals and sublease income. Renewal and purchase options are available on certain of these leases.

    Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms in excess of one year as of June 30, 1997,
were as follows (in millions):   1998 -$23.4; 1999 - $15.6; 2000 - $13.6;
2001 - $11.0; 2002 - $8.6; thereafter - $301.3.

NEW ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Statement No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is effective for financial statements issued for years ending after December 15, 1997, including interim periods. The company will adopt Statement No. 128 for the year ended June 30, 1998. The difference between basic and diluted earnings per share, as defined by Statement No. 128, would not be material for fiscal years 1997, 1996 and 1995.

BUSINESS SEGMENT INFORMATION

OPERATIONS IN DIFFERENT BUSINESSES                                                                        Profit as a percent
                                                                                                              of average
SALES AND PROFIT                         Sales(1)                             Profit(2)                   identifiable assets
                            --------------------------------      --------------------------------      -----------------------
in millions                   1997        1996        1995          1997        1996        1995        1997     1996     1995
-------------------------------------------------------------------------------------------------------------------------------
Specialty Chemicals(3)      $1,680.9    $1,611.7    $1,564.7      $  268.6    $  222.0    $  223.5      18.1%    15.4%    15.8%
Salt                           659.7       603.3       534.9         137.5       124.7       117.4      23.2     32.9     34.0
                            ---------   ---------   --------      ---------   ---------   --------
Business totals              2,340.6     2,215.0     2,099.6         406.1       346.7       340.9      19.5     19.0     19.4
General Corporate
  expense--net(4)                 --          --          --         (72.3)      (61.4)      (97.3)
                            ---------   ---------   --------      ---------   ---------   --------
Consolidated totals         $2,340.6    $2,215.0    $2,099.6      $  333.8    $  285.3    $  243.6
                            ---------   ---------   --------      ---------   ---------   --------
                            ---------   ---------   --------      ---------   ---------   --------

ASSETS, CAPITAL EXPENDITURES,
  DEPRECIATION AND AMORTIZATION

                                        Year end                               Capital                      Depreciation and
                                   identifiable assets                      expenditures                      amortization
                            --------------------------------      --------------------------------      ------------------------
in millions                   1997        1996        1995          1997        1996        1995         1997     1996     1995
--------------------------------------------------------------------------------------------------------------------------------
Specialty Chemicals         $1,540.0    $1,427.8    $1,459.2      $   75.2    $   86.8    $   83.0      $ 71.9   $ 66.8   $ 63.1
Salt(5)                        802.2       385.3       371.9          40.7        35.8        42.1        40.2     32.6     30.8
                            ---------   ---------   --------      ---------   ---------   --------      ------   ------   ------
Business totals              2,342.2     1,813.1     1,831.1         115.9       122.6       125.1       112.1     99.4     93.9
General Corporate(6)           462.7       180.9       199.2           1.5         1.8         1.3         3.9      3.5      3.5
Net assets of
  discontinued business           --       635.1       621.7            --          --          --          --       --       --
                            ---------   ---------   --------      ---------   ---------   --------      ------   ------   ------
Consolidated totals         $2,804.9    $2,629.1    $2,652.0      $  117.4    $  124.4    $  126.4      $116.0   $102.9   $ 97.4
                            ---------   ---------   --------      ---------   ---------   --------      ------   ------   ------
                            ---------   ---------   --------      ---------   ---------   --------      ------   ------   ------

OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS                                                                    Year end
                                      Sales(1)                              Profit(2)                 identifiable assets
                           ------------------------------      -----------------------------      ----------------------------
in millions                  1997       1996       1995         1997       1996       1995        1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------
United States              $1,519.1   $1,491.9   $1,424.9     $  283.7   $  237.4   $  235.2    $1,260.2   $1,240.9   $1,260.1
Foreign Areas--
     Canada and Bahamas       218.0      194.1      185.3         50.5       41.0       35.1       196.1      161.5      153.4
     Europe                   572.8      498.0      459.5         68.9       64.7       67.2       849.0      388.1      392.3
     Others                    30.7       31.0       29.9          3.0        3.6        3.4        36.9       22.6       25.3
                           ---------  ---------  --------     ---------  ---------  ---------   ---------  ---------  ---------
                           $2,340.6   $2,215.0   $2,099.6     $  406.1   $  346.7   $  340.9    $2,342.2   $1,813.1   $1,831.1
                           ---------  ---------  --------     ---------  ---------  ---------   ---------  ---------  ---------
                           ---------  ---------  --------     ---------  ---------  ---------   ---------  ---------  ---------

(1) Export sales from the United States in fiscal 1997, 1996 and 1995 were 7% of sales to unaffiliated customers in each year, primarily to Canada, Europe and Japan. Intersegment and intergeographic area sales and transfers were insignificant. No country within the European grouping contributed or represented 10% or more of sales, profit, or identifiable assets (except $381.7 million of identifiable assets in France in 1997).

(2) Business segment profit is from continuing operations and is before income taxes, interest income, interest expense and allocation of certain corporate administrative expenses, but included foreign exchange losses of $(2.7) million, $(.7) million and $(1.8) million in 1997, 1996 and 1995.

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

(5) Fiscal 1997 year end identifiable assets include the acquisition of Salins du Midi.

(6) Corporate assets are principally cash and cash equivalents, deferred income tax benefits, prepaid expenses and property, plant and equipment.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Shareholders and Board of Directors
Morton International, Inc.

We have audited the accompanying consolidated balance sheets of Morton International, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996.


/s/ ERNST & YOUNG LLP


Chicago, Illinois
July 29, 1997



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


/s/ Thomas F. McDevitt

Thomas F. McDevitt
Vice President Finance and Chief Financial Officer
July 29, 1997


39